CONSENT Re: BEATTIE - DONCHESTER MINE PROPERTIES

To: Clifton Star Resources Inc.

AND TO: The Ontario Securities Commission

AND TO: The TSX Venture Exchange ("TSX")

AND TO: The British Columbia Securities Commission

Re: Technical Report of P.A. Bevan, P.Eng. dated October 22, 2009 entitled "Technical Report on BEATTIE-DONCHESTER GOLD MINE PROPERTY DUPARQUET TOWNSHIP, QUEBEC. NI 43-101 Report On Behalf of: Clifton Star Resources Inc. (N.T.S. 32D/11)" (the "Property Report")

Reference is made to the property report dated October 22, 2009 which the undersigned prepared for Clifton Star Resources Inc. ("Clifton") entitled the "Property Report". The undersigned hereby consents to the filing of the Property Report with the Securities Regulators and with the TSX Venture Exchange ("TSX") and to the written disclosure of the Property Report and the inclusion thereof in the annual information form of Clifton for the year ending December 31, 2009 (the "AIF").

I affirm that, as of the date of this consent and to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and that I have read the disclosure being filed and that it fairly and accurately represents the information in the technical report that supports the disclosure.

I consent to the public filing of this Technical Report.

Dated as of the 22nd day of October, 2009



Per:_____   P.A. Bevan, P.Eng

Technical Report

on

BEATTIE-DONCHESTER GOLD MINE PROPERTY

DUPARQUET TOWNSHIP, QUEBEC.

NI 43-101 Report

On Behalf of:

Clifton Star Resources Inc.



by

P.A. Bevan, P.Eng.
Consulting Geologist,

October 22, 2009.

N.T.S. 32D/11
Lat. 48°30'N
Long. 79°15'W

Table of Contents

	Page Number
Summary	1
Introduction and Terms of Reference	3
Reliance on Other Experts	3
Measurements	4
Property Description and Location	
Location	5
Property Description	5
Property Agreement	5
Environmental Aspects	7
Accessibility,Climate,Local Resources,Infrastructure & Physiography	
Accessibility	9
Climate	9
Local Resources	9
Infrastructure	9
Physiography	9
History	10
Historical Mineral Resource Estimates	13
Geological Setting	
A) Regional Geology	14
B) Property Geology	15
i) General Setting	15
ii) Stratigraphy	17
iii) Structure	17
iv) Alteration	20
Deposit Types	21
Mineralization	23
Exploration	24
Drilling: 1988 – 2008	24
Sampling Method and Approach	26
Sample Preparation, Analysis and Security	26
Data Verification	27
Adjacent Properties	
Donchester Mine	28
Dumico Mine Property	29
Duquesne Mine Property	29
Hunter Mine Property	31
Globex Mining Enterprises Inc. Duquesne West	31
Normabec Mining Resources Ltd. – Pitt	31
Mineral Processing and Metallurgical Testing	32
Current Mineral Resources	32
Method of Approach	33
Resource in Tailings	33
Surface & Underground Summary Chart	
Beattie Property	34
Donchester Property	35
Other Relevant Data and Information	36
Potential	36

	North Zone – East Extension	36
	South Zone	36
Interpretation and Conclusions		37
Recommendations		38
Budget		39
Certificate of Qualified Person		40
References		42

List of Tables

| Table 1 | Beattie- Duquesne Mines Ltd. - Production Figures | 12 |
| Table 2 | Table of Formations | 19 |

Appendix 1

Diamond Drill Data

Appendix 2

Beattie Resource Blocks

North Zone – East of Glory Hole
Northeast Extension
Northwest Extension
- North Zone
- RW Zone
- RS Zone

South Zone – A to F Veins
1) A Vein Resources
2) B Vein Resources
3) C Vein Resources
4) D Vein Resources
5) E Vein Resources
6) F Vein Resources

Underground Resources
7) Below 9th Level
8) 697 Stope
9) Brocken Muck in Glory Hole

Donchester Resource Blocks

Northeast Extension
South Zone – A to F Veins
1) A Vein Resources
2) B Vein Resources
3) C Vein Resources
4) D Vein Resources
5) E Vein Resources
6) F Vein Resources
7) Underground Remnants – West of Shaft
8) Above 3rd Level – West of Shaft
9) Below 9th Level – West of Shaft

List of Figures

Page Number

Figure 1   Location Map   6
Figure 2   Location Map   7
Figure 3   Regional Geology   16
Figure 4   Vertical Section through No.1 shaft looking west   18
Figure 5   Adjacent Properties   30

List of Plates

Plate A	Property Plan – Surveyed Drill Holes - Vein Locations	Appendix 1
Plate B	North Zone Longitudinal Section - east of Glory Hole	Appendix 2
Plate C	Northeast Extension – Upper Zone – 630800E to 631506E (3 figures)	Appendix 2
Plate D	Northeast Extension – Lower Zone – 630800E to 631506E (3 figures)	Appendix 2
Plate E	Northwest Section – North Zone – 629950E to 630600E	Appendix 2
Plate F	Northwest Section – RW Zone – 629950E to 630600E (2 figures)	Appendix 2
Plate G	Northwest Section – RS Zone – 629950E to 630600E (2 figures)	Appendix 2
Plate H	South Zone – A Vein – 629900E to 632200E (3 figures)	Appendix 2
Plate I	South Zone – B Vein – 629900E to 631400E (2 figures)	Appendix 2
Plate J	South Zone – C Vein – 629900E to 631400E (4 figures)	Appendix 2
Plate K	South Zone – D Vein – 629900E to 631400E (4 figures)	Appendix 2
Plate L	South Zone – E Vein – 629900E to 630400E	Appendix 2
Plate M	South Zone – E & F Vein – 630600E to 631400E	Appendix 2
Plate N	Donchester Northeast Extension – 631506E to 632400E Lower (or North) Zone (2 figures)	Appendix 2
Plate O	Donchester Northeast Extension – 631506E to 632400E Upper (or South) Zone (2 figures)	Appendix 2
Plate P	Donchester South Zone – 631400E to 632200E A, B, D & F Veins	Appendix 2
Plate Q	Donchester South Zone – 631400E to 632200E C Veins (2 figures)	Appendix 2
Plate R	Donchester South Zone – 631400E to 631800E - D Vein	Appendix 2
Plate S	Donchester South Zone – 632300E to 632500E - F Veins	Appendix 2
Plate T	Donchester South Zone – Remnants	Appendix 2
Plate U	Donchester South Zone - Above 3rd Level - Below 9th Level	Appendix 2

SUMMARY

Beattie Gold Mines Ltd. owns a 100% interest in a contiguous group of mining claims covering 381.30 hectares, held under Concession Miniere # 292, in Range VI, Duparquet Township, Quebec. The claim block is located 20 miles north of Noranda, Quebec, and encompasses the former producer, the Beattie Mine, which by itself produced 9,257,321 tons of ore, grading 0.124 oz/t Au between the years 1933 to 1956. A total of 1,116,876 oz. Au was produced up until and including 1956. The average recovery over the production life of the mine was 83.82%.

Donchester Gold Mines Ltd. (under 173714 Canada Inc.) owns 100% interest in a contiguous group of mining claims, adjoining to the east of the Beattie concession, totalling 333.3 hectares, held under Concession Miniere # 384, in Range VI, Duparquet Township, Quebec. Some 1,350,000 tons of ore, grading 0.136 oz/t Au was produced between 1946 and 1956. Ore from the Donchester Mine was blended into that from the beattie Mine. Recoveries over the last eleven years of production was approximately 84%.

Except for a small surface exploration programme in 1966, the property remained dormant from 1956-1987. From 1987 to the present, considerable exploration, largely diamond drilling, has taken place on the property.

The Beattie concession covers part of the geologically important Porcupine-Destor Fault which traverses the property in a southeast direction. There are at least 2,100 metres of strike lengths of structures striking east-west through the claim group, which are off-shoots from the Porcupine-Destor Fault, known as the Beattie and Donchester Faults.

Gold mineralization, at the Beattie mine and other producers on strike with the Beattie, appear to be related to late intrusions of syenite and/or feldspar porphyries in the Keewatin volcanics along lines of weakness adjacent to, or coincident with, the Beattie and Donchester Faults.

Other than in the immediate area of the Beattie mine, the property was relatively unexplored. From 1987 to the present day, exploration work has resulted in the discovery of the South Zone, and extended resources on the North Zone to the east.

Unfortunately, some of the old mine records were lost or destroyed over the years. The latest complete records of reserves and production showing stope outlines occurs on a January 1, 1954, longitudinal section which has been used by the writer in his resource inventory for underground blocks. At present, it is estimated that the total resource inventory at the Beattie mine for both near-surface and underground blocks stands at 1,543,000 tonnes averaging 3.896 g.Au/t (measured and indicated). In addition, there are 1,617,800 tonnes of inferred resources grading 3.665 g.Au/t., plus 9,629,244 tonnes grading 0.92 g.Au/t, 84.7% recoverable, from the Large Tailings area. Potential for increasing this resource inventory lies to the east for the near-surface zones and at depth for the underground blocks. At present, it is estimated that the total reserve inventory at the Beattie Mine for both near-surface and underground blocks stands at 1,886,263 tonnes averaging 4.38 g.Au/t (measured & indicated) at a cut-off grade of 2.4 g.Au/t; or 2,917,421 tonnes averaging 3.22 g.Au/t (measured and indicated) at a cut-off grade of 1.0 g.Au/t. In addition, there are 3,269,367 tonnes of inferred resources grading 4.37 g.Au/t at a cut-off grade of 2.4 g.Au/t; or 7,017,279 tonnes grading 3.06 g.Au/t at a cut-off grade of 1.0 g.Au/t (inferred resources). Potential for increasing this resource inventory lies to the west for the near-surface zones and at a depth for the underground blocks. Also, closer spaced drilling in the inferred blocks could upgrade these resources to the indicated category. At the Donchester property there are 238,330 tonnes grading 5.45 g.Au/t of indicated resources and 3,673,837 tonnes grading 4.60 g.Au/t of inferred resources at a cut-off grade of 2.4 g.Au/t and 582,940 tonnes grading 3.72 g.Au/t of indicated resources and 11,544,942 tonnes grading 2.78 g.Au/t of inferred resources at a 1.0 g.Au/t cut-off grade.

Total contained ounces of gold can be summarized as follows:

Beattie (measured & indicated) at a cut-off grade of 2.4 g.Au/t	266,108 oz.Au
Beattie (Inferred) at a cut-off grade of 2.4 g.Au/t	459,353 oz.Au
Beattie (measured & indicated) at a cut-off grade of 1.0 g.Au/t	301,873 oz.Au
Beattie (Inferred) at a cut-off grade of 1.0 g.Au/t	690,855 oz.Au
Donchester (measured & indicated) at a cut-off grade of 2.4 g.Au/t	41,742 oz.Au
Donchester (Inferred) at a cut-off grade of 2.4 g.Au/t	543,777 oz.Au
Donchester (measured & indicated) at a cut-off grade of 1.0 g.Au/t	69,705 oz.Au
Donchester (Inferred) at a cut-off grade of 1.0 g.Au/t	1,032,956 oz.Au

Introduction and Terms of Reference

The writer was commissioned by Clifton Star Resources Inc. to assess the resources and potential of the gold mining property, Beattie Mine, in Quebec. This report covers the former producer, Beattie Mine. The writer reviewed old reports from the years the mine was in production, as well as exploration reports and work carried out on the property from 1987 to date and undertook a three day trip to the property. The conclusions reached and recommendations made are based on the writer's review of all these reports and are summarized in the following pages.

Reliance on Other Experts

This report has been prepared by Peter Bevan, P.Eng. for Clifton Star Resources Inc. The information, conclusions, opinions, and estimates contained herein are based on:

A) information available to Peter Bevan at the time of preparation of this report
B) assumptions, conditions, and qualifications as set forth in this report, and.
C) P. Bevan relied on third party sources for information on geology and.
D) geological modelling and interpretation

The Report has been prepared by the writer for Clifton Star Resources Inc. and shall not be used or relied upon by any other party or for any other purpose without the consent of the writer.

The following report gives an appraisal of the pertinent information and recommendations to carry out an exploration program with the objective of increasing the resource inventory, particularly on the North Zone, East Extension and the South Zone, East Extension.

P.A. Bevan (P.Eng.) is an independent geological consultant and holds no interest or shares in Clifton Star Resources Inc. and has been paid on a per diem basis; and P.A. Bevan is a qualified person independent of the vendor who is in compliance with National Instrument 43-101 ("NI 43-101").

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at the party's sole risk.

Measurements

   Almost all previous work has been carried out in imperial units, which have been converted to metric units for this report. With exception are historical mineral resource charts which have been left in imperial units with short tons and assay values in ounces per ton for gold (Au). All of the current resource estimates have been changed to metric tonnes and have been converted to grams per tonne (g/t) for gold (Au).

   The values are reported in US dollars unless otherwise noted.

Au	- gold	m	- metre
Ag	- silver	ml	- millilitre
CDN	- Canadian Dollars	mm	- millimeter
cm	- centimeter	oz.	- troy ounce (31.1035g)
g	- grams	P.Eng.	- professional engineer
g/t	- grams per tonne	P.Geo.	- professional geoscientist
ha	- hectare	PbO	- lead oxide
HCL	- hydrochloric leach	um	- micromillimetre
HNO	- hydrochloric-nitrite oxide	%	- percentage
Kg	- kilogram		

Property Description and Location

Location

       The property is situated in Northwest Quebec, in Duparquet Township, Abitibi West County.

       The town of Duparquet is located partially within the property boundaries and is accessible by paved Highway from the cities of Rouyn-Noranda. Duparquet is reached by going north from Noranda on Highway #101 for approximately 32 kilometers and then 14.5 kilometers west on Highway #393.

       The property is easily accessible by paved Highway from Timmins-Matheson, Ontario (to the west) along Highway #101, from La Sarre, Quebec (to the north) along Highway #393, and from Noranda (to the south) along Highways #101 and #393. These are all-season paved highways. Airports are located in Noranda and Timmins. Float planes can land in Lac Duparquet.

Property Description

       The property, Concession Miniere #292, owned outright by this Company, consists of 381.46 hectares in Lots 13 to 23, Range VI, Duparquet Township, Quebec.

Property Agreement

       Clifton Star Resources Inc. have the right to acquire 100% of the Beattie and Donchester Mining Concessions which host the former mine workings of the Beattie Mine and the Donchester Mine; along with the Dumico Gold Mine (Duparquet Township, Quebec), the Hunter Copper Mine (Duparquet Township, Quebec), and the Cat Lake Nickel-Copper Occurrence in Manitoba in return for:
    A) down-payment of $1,000,000.00 to the owners
    B) payment of $49,000,000.00 to acquire 100% of the properties

       Clifton Star Resources Inc. have a four month period to do their due-diligence by reviewing all of the previous data and records, and to drill test any showings on the properties. Clifton Star are obligated to perform a bankable feasibility of the property over the next year ; unless a payment of $9,000,000.00 is made to the owners at such time the feasibility study will be nullified. Clifton Star Resources are acquiring the Duquesne Mine Mining Concessions from the same owners in consideration of making four payments over four years totalling $2,000,000.00 for acquiring 100% of the Duquesne property.

       In regards to the Duquesne Property acquisition, the CFO exercised its option to purchase the property with a total price of $1,860,000 and 10,000 shares. It has three more payments over the next three years of $450,000. As to the Beattie et al, CFO paid $1,000,000 down and its next payment of $9,000,000 to be made within 3 months is in the process of being renegotiated with the vendors. A year after that date a final payment of $39,000,000 is due. CFO is to conduct a drilling and other



Beattie / Donchester Properties
La Sarre
Palmarolle
Rouyn-Noranda
Cadillac
Amos
Barraute
Senneterre
Malartic
Val-d'Or
Parc Aiguebelle
25 km
Labrador Sea
Kuujjuarapik
Schefferville
Chisasibi
Radisson
NEWFOUNDLAND & LABRADOR
QUÉBEC
Fermont
Waskaganish
Némiscau
Beattie / Donchester Properties
Havre- St.Pierre
Sept-Iles
La Sarre
Matagami
Chibougamau
Ile D' Anticosti
Rouyn-Noranda
Amos
Val d'Or
Chicoutimi
Rimouski
Gaspé
NEW BRUNSWICK
Québec
Trois-Rivières
Montréal
Thetford-Mines
Sherbrooke
ONTARIO
OTTAWA
U.S.A.
Toronto
Kilometres
May 2008
Clifton Star Resources Inc.
Beattie / Donchester Mines
Duparquet Township, Quebec
Location Map
Figure 1


Detour
Detour Lake Fault Zone
Casa Berardi Fault Zone
Casa Berardi
Joutel
KAPUSKASING GNEISS BELT
Lennox Creek Fault
Chicobi Fault
N
TIMMINS
HOLLOWAY
Porcupine Destor Fault Zone
NORANDA
BOUSQUET
KIRKLAND LAKE
LARDER LAKE
Porcupine Destor Fault
MALARTIC
VAL D'OR
MATACHEWAN
Larder Lake - Cadillac Fault Zone
Larder Lake Break
BEATTIE / DONCHESTER MINES
QUÉBEC
ONTARIO
Clifton Star Resources Inc.
Beattie / Donchester Properties
Duparquet Township, Quebec
Location Map
Figure 2
Legend:
Cobalt Group Sediments
Felsic Intrusive
Timiskaming Sediments
Mafic/Ultramafic Volcanics
0 40 80 120 160 200
Kilometres
May 2008

exploration program as deemed necessary. It is not required to conduct a feasibility program.

Environmental Aspects

The Beattie mined and milled on-site between 1933 and 1956 using the method of roasting arsenopyrite rich rock which was then processed on-site by flotation and cyanidation. The gold-bearing host rocks are syenite porphyries which contained on average 1.5% to 2.5% disseminated pyrite with minor amounts of arsenopyrite. Most of the arsenopyrite bearing rocks were associated with mineralized metasediments, which were milled with the Beattie ore, that were composed of mainly pyrite and gold mineralization. The milled tailings are considered silica rich and contain less than 0.50% sulphide content. When the ore was roasted, the arsenic in the form of arsenic trioxide was collected; and approximately 2,250 tonnes has been collected and is contained within one cement reservoir and the rest in metal and plastic drums which are stored in seven secured truck trailers (on the property). A fence (with locked gates) has been placed around the arsenic trioxide storage containers as well as the roaster and mill-remnants; at the request of the Quebec government.

A scoping study on the possibility of arsenic contamination has been performed by SNC-Lavalin for the owners, and any contamination is confined within the cement reservoir and the drums enclosed within containers. These areas are contained behind a locked-security fence with signs posted. Two small areas with higher than normal values for arsenic were observed within areas amounting to less than 100 tonnes of material; and are considered to have minimal effect on the surroundings. Another scoping study by the owners found that the natural-overall arsenic levels within the local rocks, and within the waters flowing into Lac Duparquet, are higher than the arsenic values within the arsenic trioxide storage areas, the tailings pond, the glory-hole, and within Lac Duparquet adjacent where the tailings pond is located.

Tests have been performed for the Ph levels within the glory hole and within the tailings ponds by way of water monitors; on a monthly basis. The water Ph within the tailings is generally between 8.7 Ph and 9.5 Ph, and is considered highly basic ; and will neutralize any acidic effects from sulphides contained within the tailings pond.

Accessibility , Climate, Local Resources, Infrastructure & Physiography

Accessibility

The property is easily accessible by paved Highway from Timmins-Matheson, Ontario (to the west) along Highway #101, from La Sarre, Quebec (to the north) along Highway #393, and from Noranda (to the south) along Highways #101 and #393. These are all-season paved highways. Airports are located in Noranda and Timmins. Float planes can land in Lac Duparquet.

Climate

The property can be worked twelve months of the year. Highways to Duparquet and the mine site are paved and open all-year round. The property is snow covered from mid-November through to mid-April. Snow amounts generally to one half to one meter in depth. Generally the weather is not severe enough to stop mining operations at any time of the year.

Local Resources

The cities of Rouyn-Noranda, only 48 kilometres distant by paved highway, could readily supply equipment or repairs, if needed, and experienced mine operators. There are approximately 800 people living in the Town of Duparquet; decendents of past mining at the Beattie Mine which ceased production in 1956. Up until 2006, Duparquet supplied part of the work force for the Harker-Holloway (Barrick-Newmont) mining operation some thirty-six kilometers to the west. Power is available to the mine site and water is available from the town water supply (to the mine), Lac Duparquet, and from the water-filled glory hole. Skilled workers and housing are available in the town of Duparquet.

Infrastructure

The mine buildings have for the most part been taken down and the shafts capped and flooded. The existing glory hole has flooded and now exists as a lake or pond. The only buildings to remain are the roaster building, the smoke stack, and the water tower. Laws in Quebec will not allow the roaster, which still remains essentially in working order, to operate.

Physiography

The vegetation consists of immature to semi-mature birch, poplar & spruce. Birch is found on the higher ridge areas which essentially cover the central and southeast portions of the property. The north and west sections of the property are of low relief and are overburden covered.

The west central area of the property is covered by up to 2.5 to 3.5 meters of mill tailings material with over 50 meters of glacial till sands and gravels underlying the tailings.

One ridge, some 600 metres south of the north boundary (in the eastern portion of the property), lies along the north contact of the syenite intrusive complex. The North Zone lies along this exposed syenite ridge.

In total, less than 10 percent of the property has exposed bedrock but generally less than a few meters of overburden lie overtop of the known minerallized zones which lie within the syenite porphyry complex. The South Zone has been stripped for a large part on surface, and lies up to 13 metres above the tailings level; again along the south contact area of the same syenite complex.

History

Gold was first discovered in Duparquet Township by John Beattie in 1910. However, it was not until 1923 when the first claims included in Mining Concession 292 were staked by John Beattie, for whom the property was named. In 1924, the Victoria Syndicate optioned the property and carried out extensive trenching but results were not encouraging.

Prospecting of the claims continued in 1925 and 1926 and in 1927 Consolidated Mining and Smelting optioned the claims. This company continued exploration by trenching and undertook several thousand feet of diamond drilling, but dropped the option in 1930.

In the same year, John Beattie discovered the Main or North orebody and optioned the property to Ventures Limited and Nipissing Mining Company. These two companies advanced capital to develop the Beattie Mine. The North orebody was diamond drilled and a two- compartment shaft was sunk to 220 feet. During the sinking of the shaft, another orebody was encountered which was called the "A" ore zone.

The former operator of this mine, Beattie Gold Mines Limited, was organized in 1932. A six-compartment shaft was sunk to a depth of 1,150 feet and nine levels were established at 150 foot intervals, with the 1st level at 200 feet below the shaft collar. A 2,000 ton per day flotation process plant was erected and production started in 1933, with concentrates being shipped to Asarco's smelter in Tacoma, Washington. A cyanidation plant was installed in 1934 and, because of the sulphide content in the ore, a roaster was added in 1937 to improve recoveries. Initially, the production rate was 800 tons per day, gradually building up to 1500 tons per day in 1935 to a maximum of 1,900 tons per day in the highest production years of 1941 and 1942 (see Table 1 overleaf).

In 1937, a three- compartment winze or internal shaft was sunk from the 5th (800 foot) level some 900 feet east of the main shaft down to the 9th (1,400 foot) level. This winze was later deepened to 2,050 feet with the 13th (2,000 foot) level established.

In 1939, the Company was re-organized, becoming Beattie Gold Mines (Quebec) Limited. In 1941, Beattie acquired the Donchester Mine, immediately east of the property.

In 1943, the Company suffered a disastrous cave-in, caused by failure of the main pillars of the "Glory Hole", resulting in an inrush of about one million cubic yards of clay, sand and broken rock into the mine workings. Rehabilitation work started immediately and continued up until 1950. During this period, mining exploration in the original Beattie Mine suffered and operations were conducted at a loss. Much of the production slack was taken up by tonnage from the Donchester section which was brought on-stream sooner because of the cave-in at Beattie.   Production losses were accentuated during the war years due to the shortage of labour and supplies, and after 1946, because of rising costs and a fixed price for gold. Only with a government cost aid programme (the Emergency Gold Mining Act, E.G.M.A.) were gold mines such as Beattie Mine able to stay open in the post-war years.

In 1946, the Company again re-organized and became Consolidated Beattie Mines Limited. Operations continued until 1956 when, after 23 years of almost continuous production, the mine closed. During its lifetime the Beattie mill treated 10,614,421 tons with an average grade of 0.126 oz. Au per ton. Of this total 1,350,000 tons grading 0.14 oz. Au per ton were produced from the Donchester section.

Except for a small surface exploration programme in 1966, the property remained dormant from 1956 to 1987. The 1966 exploration consisted of line cutting, an electro-magnetic survey and two diamond drill holes totalling 850 feet, drilled to test an E.M. anomaly which was found to be caused by graphite.

Unfortunately, some of the old mine records were destroyed by fire and affected by water damage. The latest complete records of reserves and production (stope outlines) occurs on a January 1,1954 longitudinal section which has been used by the writer in his resource inventory for underground blocks.

Gold Mines Operations - May 1933 to April 1956

Year	Tons Milled	Heads Oz. Au	% Recovery	Oz. Au Recovered	Base	Price/Oz. Cost Aid	Total	Metal Net Value	Recovered Per Ton	Cost	Operating Per Ton	Operating Per Oz.	Profit or Loss	Per Ton	Dividends Total	Per Share
1933	145,011	0.2079	74.98	22,598	28.91		28.91	582,234	4.02	398,281	2.75	17.62	183,953	1.27		
1934	359,200	0.1812	81.26	52,905	34.51		34.51	1,393,150	3.88	901,724	2.51	17.04	491,426	1.37		
1935	435,760	0.1654	76.99	55,479	35.17		35.17	1,625,947	3.73	1,013,050	2.32	18.26	612,897	1.41		
1936	551,030	0.1495	82.34	67,830	35.03		35.03	1,966,891	3.57	1,172,066	2.13	17.28	794,825	1.44	239,619	0.05
1937	580,520	0.1434	79.38	66,066	34.99		34.99	1,994,486	3.44	1,219,941	2.10	18.47	774,545	1.34	239,632	0.05
1938	60,604	0.1354	81.92	67,213	35.18		35.18	2,336,441	3.85	1,351,836	2.23	20.11	984,605	1.62	719,097	0.15
1939	613,800	0.1316	83.91	67,756	36.14		36.14	2,430,494	3.96	1,370,664	2.23	20.23	1,059,830	1.73	720,397	0.15
1940	629,920	0.1386	81.87	71,464	38.50		38.50	2,720,831	4.32	1,404,676	2.23	19.66	1,316,155	2.09	866,277	0.18
1941	658,500	0.1262	88.92	73,890	38.50		38.50	2,813,352	4.27	1,542,427	2.34	20.88	1,270,925	1.93	800,000	0.16
1942	657,619	0.1089	89.95	64,669	38.50		38.50	2,463,310	3.75	1,544,330	2.35	23.88	918,977	1.40	650,000	0.13
1943	299,500	0.1006	88.73	26,729	38.50		38.50	1,017,878	3.40	818,738	2.73	30.63	199,104	0.67	200,000	0.04
1944	124,600	0.1219	87.78	13,339	38.50		38.50	507,946	4.08	922,360	7.40	69.15	414,414#	3.32#		
1945	Closed by clay slide June 16, 1943 to December 31, 1943 and September 21, 1944 to June 30, 1946															
1946	107,421	0.1072	77.56	8,930	35.00		35.00	310,325	2.89	555,220	5.17	62.18	244,895#	2.28#		
1947	244,300	0.1592	84.56	32,472	35.00		35.00	1,128,635	4.62	1,546,988	6.33	47.64	418,353#	1.71#		
1948	462,000	0.1243	86.89	49,890	35.00	11.60	46.60	2,316,164	5.01	2,049,533	4.43	41.08	166,631	0.58		
1949	468,700	0.1269	86.59	51,511	36.11	11.77	47.88	2,460,380	5.25	2,246,102	4.79	4.361	214,278	0.46		
1950	610,400	0.1102	84.35	56,724	38.02	10.15	48.17	2,743,165	4.48	2,417,086	3.96	42.61	317,079	0.52		
1951	555,800	0.1058	82.99	48,797	36.82	11.79	48.61	2,088,103	3.75	2,366,176	4.26	48.49	278,073#	0.51#		
1952	604,400	0.1081	84.19	55,013	34.29	6.29	40.58	2,226,841	3.68	2,354,021	3.89	42.79	127,080#	0.21#		
1953	613,500	0.1025	82.41	51,822	34.43	6.94	41.37	2,146,364	3.50	2,164,370	3.53	41.76	18,006#	0.03#		
1954	621,200	0.0990	84.29	52,039	34.06	6.30	40.36	2,103,298	3.39	2,132,479	3.43	40.98	29,181#	0.04#		
1955	564,750	0.1079	81.09	49,399	34.52	6.47	40.99	2,021,163	3.58	1,960,320	3.47	39.68	60,843	0.11		
1956	100,450	0.1056	97.42	10,334	34.87	6.06	40.93	415,101	4.13	400,700	3.99	38.77	14,401	0.14		
Total	10,614,421	0.1260	83.82	1,116,869	35.88	3.36	39.24	41,803,499	3.94	33,853,088	3.19	30.31	7,950,411	0.75	4,435,023	0.91

- Loss

Includes tonnage from Donchester Mine from 1943 to 1956

Table 1

Historical Mineral Resource Estimates

Reserve estimates as carried out by C.W. Archibald Limited (1987) and Derry, Michener, Booth & Wahl (1987) appear to have been based on a 1950 longitudinal section. These reserves were quoted in a 1987 Prospectus and were as follows:

449,800 tons averaging 0.095 oz/t Au (A Zone west of G.H.)
450,000 tons averaging 0.120 oz/t Au (broken muck in G.H.)
636,000 tons averaging 0.122 oz/t Au (DMBW east of G.H.)
264,075 tons averaging 0.120 oz/t Au (below 9th level)

No record was found for the 449,800 tons in the "A" Zone west of Glory Hole. However, the writer re-calculated resources for the North Zone west of Glory Hole and came up with comparable figures (see under Current Mineral Resource).

The 450,000 tons of broken muck in the Glory Hole is shown on old longitudinal sections. Old records of production show that at least 129,000 tons of material has been drawn from the Glory Hole during the period 1952 - 1956. Thus the maximum tonnage that remains in the Glory Hole is 321,000 tons grading 0.12 oz.Au/ton, which is classified as Inferred material due to uncertainty about whether there is any broken muck left. Underground examination at a later date will confirm if this material still exists.

The discovery of a 1954 longitudinal section shows that much of the 636,000 ton reserve as estimated by DMBW has already been mined. As of January 1, 1954, this same longitudinal does show some ore blocks in- situ (129,000 tons averaging 0.097 oz. Au/ton). Since there was still 2 years and 4 months of production (1,286,400 tons grading 0.103 oz. Au/ton), it is likely that some of this material must have come from the North Zone's upper levels. The total reserves remaining at the beginning of 1954 were only 769,000 tons grading 0.104 oz. Au/ton (Beattie & Donchester), which is considerably lower than the production figures quoted above. This is quite common at producing mines in that new reserves would be found during the year. If a complete reconciliation had been kept of reserves verses production, a better picture of the situation would emerge. Such a reconciliation involves mining losses, more dilution than expected, new reserve blocks being found, "pinching and swelling" of ore zones, changes in cut-off grades, isolated blocks being taken out of reserves, mining pillars not necessarily carried in reserves, etc.. To discover whether any 1954 reserve blocks remain unmined, one or two diamond drill holes could be bored into selected areas.

The 264,075 ton estimate of reserves for 75 feet below the 9th level is based on the tons/vertical foot ore reserves (and/or production?) from 9th level to surface. In the writer's opinion this gives an inflated estimate (3,520 tons/vertical foot) due to greater widths on the upper levels. A more realistic estimate would have been to base the figure on reserves available between 8th and 9th levels and this would have been 1,580 tons/vertical foot (calculated on a strike length of 1,185 feet, multiplying by an average width of 16 feet and dividing by a tonnage factor of 12 cubic feet/ton). Using this lower figure, the reserve estimate for 75 feet below the 9th level would be only 118,500 tons grading the same 0.12 oz.Au/t. However, the discovery of exploration/development work and diamond drilling on the 13th level has allowed a much larger estimate of reserve inventory blocks to be made (see under Current Mineral Resources).

The reserves as quoted above are not considered by the writer to be in compliance with the rules and guidelines of NI43-101. Due to the above reasons and discussion, the historical estimates of the reserves should not be relied upon, as per section 4.2(b) under the rules and policies of NI43-101.

Geological Setting

A)   Regional Geology

The regional geology consists of rocks of Precambrian age within the Abitibi greenstone belt and which are subdivided into four main groups - the Keewatin Volcanics (oldest), the Blake River Group (younger Volcanics), the Kewagama Group (Clericy Metasediments) and the Kenojevis Group (Volcanics). A Table of Formations of the units which the mine area covers is shown in Figure 2 on the following page. A geological plan of the area is appended to this report as Plate I.

The cycle of geological events started with the outflow of Keewatin Volcanics, followed by gentle folding and erosion, and then with the deposition of Clericy Sediments. Later, the Blake River Volcanics were laid down conformably on top. Next came a series of intrusives consisting of peridotite, pyroxenites and granites with renewed folding and erosion. Later, Duparquet Sediments were unconformably deposited, followed by folding which produced the Duparquet Lake Syncline. This gave rise to the major faulting at which time the Porcupine-Destor Fault and other associated major branching faults were formed. Near the end of the period of faulting, younger acidic porphyries, granites and aplites were intruded along or adjacent to the fault zones.

Later, dikes of diabase, pyroxenites, gabbros and diorites filled the fracturing developed during the late stages of faulting in northwest and northeast fracture directions.

Finally, a capping of glacial material consisting of sands, gravels and clays covered the low areas during the Pleistocene and recent times.

B)   <u>Property Geology</u>

i)   <u>General Setting</u>

The property is underlain by Precambrian metavolcanics and metasedimentary units ranging from basalts and andesite flows, agglomerates and tuffs to acid volcanics overlain by greywackes, argillites, conglomerates and arkoses of the Clericy and upper Duparquet sedimentary sequences, including interlayered intrusive dikes and sills of diorite, diabase, syenite and feldspar porphyries.

The property covers the old workings known as the Beattie Mine and the geologically important Porcupine-Destor Fault which traverses the property in a southeast direction. It also covers, for at least a 2,100 metre strike length, important geological structures striking east-west which branch off the Porcupine-Destor Fault, known as the Beattie and Donchester Faults.

Most of the known mineralization appears related to the late intrusions of syenite and feldspar porphyries into the Keewatin lavas and tuffs along zones of weakness adjacent to or coincident with faults branching off the main Porcupine-Destor Fault zone or to late phases of vulcanism. The major features are shown on Plate I, reproduced from property geological reports.

The geological formations strike generally east-west and dip to the north at 80 to 85 degrees. There has been local shearing and offsetting of units but lateral displacements are minor. Vertical displacements are difficult to determine without more precise information.

The grade of metamorphism of the geological units is generally low with local alteration being chloritization, silicification and sericitization.

Further detailed information is available in the numerous geological reports on the area, as shown in the reference list appended to this report.



FIGURE 3

ABITIBI GREENSTONE BELT
MAN.
ONT.
QUE.
ONT.
U. S. A
0
200MI.
300Km
0
20
40
60
80
100
KILOMETERES

Selbaie
Matagami
Joutel
ONTARIO
QUEBEC
Rouyn-Noranda
Cadillac
Malartic
Val d'Or
GRENVILLE FRONT
LEGEND:
Granitic rocks
Volcanic rocks
Sedimentary rocks
Ultramafic & Mafic rocks

LOCATION MAP
and
REGIONAL GEOLOGY

CLIFTON STAR RESOURCES INC.

DUPARQUET TOWNSHIP, QUEBEC

ii)   Stratigraphy

The rocks are generally made up of intercalated felsic (rhyolitic to dacitic) and mafic (basalt) metavolcanic flows with the felsic flows being the oldest. Metasediment layers consisting of arkosic sandstones, greywackes, argillites, crystal tuffs, and conglomerates are also located within the stratigraphy; generally more prevalent on the south side of the Porcupine Destor Fault. All of the units have been intruded by syenite porphyry units, which appear to be concordant to the offset faulting from the Porcupine Destor Fault. Quartz feldspar porphyry and lath porphyry has been injected into the shear-faulted sections of the syenite porphyry units as secondary movements.

iii)   Structure

The Beattie and Donchester gold-bearing mineralized zones occur within the Beattie and Donchester Faults, which lie oblique to the north contact of the Porcupine Destor Fault system. The Beattie Fault lies along the north contact of a syenite porphyry intrusive complex and the Donchester Fault lies along the south contact of the same syenite porphyry intrusive complex. The contact area of the syenite porphyry complex has been subjected to hydrothermal fluid injection and silica flooding into which the gold-bearing fluids have been introduced. Cross cutting faults caused by secondary movement have been subjected to both offset / lateral movement and block-fault movement. Some of the lateral offsets can be as much as 60 meters in displacement.



Figure 4

SOUTH

NORTH

Ore Zone

"Brechiated" Zone

Sheared and Silicified Zone

Lath Porphyry

Syenite Porphyry

Duparquet sediments
Sediments at Duparquet

Andesite

Agglomerate
Agglomerate

Clifton Star Resources Inc.

Beattie / Donchester Mine Properties

Vertical Section through Donchester Shaft, looking west

0   60   120
metres

Table of Formations

C.W. Archibald

	Recent and Pleistocene		sand, gravel, clay glacial till
	Major Uniformity		
P R E C A M B R I A N	Keweenawan (?) (Diabase, gabbro, diorite, pyroxenite		
	Intrusive contact Younger faulting and minor mineralization Minor faulting, mineralization		
		Post Duparquet Intrusives	Lath porphyry, lamprophyre, basic dykes and siliceous dykes Faulting and minor mineralization Faulting Porphyry conglomerates breccia Syenite porphyry, plum porphyry and related feldspar porphyry Quartz feldspar porphyry Feldspar porphyry, micrographic feldspar porphyry, aplite, albite granite
	Intrusive contact Major faulting, folding ?		
	Temiscamian - type	Duparquet Sediments	Conglomerate, arkose, greywacke
	Unconformity Folding		
		Pre-Duparquet Intrusives	Peridotite, pyroxenite, gabbro, quartz gabbro, quartz diorite, diorite, granite (possibly in part later than Duparquet sediments)
	Intrusive contact		
	Keewatin-type		Diabase, quartz diabase, gabbro and diorite, contemporaneous with older and younger volcanics
		Younger Volcanics Upper formation	Agglomerate, some tuff beds, rhyolite, trachyte, andesite, basalt, flow breccia, feldspar porphyry flows and dykes, spherulitic flows
		Younger Volcanics Lower formation	Basalt, variolite, andesite, flow breccia
		Clericy Sediments	Greywacke and argillite with some basalt and trachyte interbeds
		Unconformity ?	
		Folding ?	
		Older Volcanics Upper formation	Basalt, andesite, trachyte, flow breccia, tuff
		Older Volcanics Lower formation	Basalt, andesite, variolite, porphyritic, andesite and basalt, trachyte, rhyolite, spherulitic flows, flow breccia, quartz-feldspar-chlorite schist, quartz-feldspar-sericite schist, quartz-sericite-chlorite schist, tuff, agglomerate, banded iron formation

Table 2

The syenite porphyry plunges to the east at approximately 45 degrees. The North contact dips steeply south (at 78 degrees) and the south contact dips north steeply (at 80 degrees); suggesting that the mineralized contact of the syenite porphyry will converge within the central portion of the complex at depth.

Crosscutting fault structures have reintroduced gold-bearing hydrothermal fluids; and it has been observed that there are at least three periods of hydrothermal fluid injection.

The main-stage gold-bearing systems are associated with faults and shears which either lie at the contacts of the syenite porphyry intrusives or which cross within the syenite porphyry systems. These gold-bearing systems can continue within the faults as they trend away from the syenite porphyry intrusives and within the adjacent mafic metavolcanic and metasediment rocks in close proximity to the syenite porphyries.

iv)   Alteration

Gold-bearing quartz veins within the Porcupine-Destor Gold Camp have historically been associated with sericite-carbonate-ankerite-chlorite alteration haloes, and late stage quartz-carbonate veins with ankerite alteration haloes.

Gold-bearing mineralization at the Beattie-Donchester Mines are associated with carbonate, chlorite, fuchsite, and sericite alteration which is a product of hydrothermal fluid injection within the sheared- brecciated sections of the syenite porphyry host. Silicification of the fractures along with chert-calcite rich accumulations within the fractures along with pyrite-arsenopyrite replacement are observed within the gold-bearing zones. The chert appears to be dark gray colour as a result of potassic rich fluids, hematite, and tourmaline gives it this colour.

The zones of alteration, which host the gold-bearing materials, are associated with sericite, sedimentary (hydrothermal fluid type) alteration, silica flooding, carbonate, chlorite, fuchsite, tourmaline, and pyritization (replacement by hydrothermal fluids).

Deposit Types

In the Beattie and Donchester Mines, the gold mineralization occurs within sheared or fractured zones along or within the adjacent intrusive porphyry masses, associated with finely disseminated pyrite and arsenopyrite mineralization. The gold minerallization is associated with the sulphides as a replacement mineral, and is usually very fine and evenly dispersed with the sulphides. The gold mineralization is associated with sulphides averaging between 0.50% and 4.0% content, although some localized zones of up to 10.0% sulphides can be found. The sulphides are found as disseminated and seams, and the gold values appear to increase within the finer-grained sulphides. Also, minor amounts of chalcopyrite, molybdenite, sphalerite and galena have been seen associated with the ores.

Gold was found mainly in highly silicified breccia zones of altered, bleached Keewatin lavas and tuffs, or in the adjacent quartz feldspar porphyries in mineralized veins and stringers of quartz and calcite.

It is thought that the mineralization was deposited by hydrothermal solutions following the intrusion of the quartz-feldspar porphyry which in turn were controlled by older regional faults and the junction of local branch faults. These branch faults frequently occur where the Porcupine-Destor Fault changes direction from an East-West trend to a Southeast trend.

It is possible, however, that the mineralization could have a synvolcanic origin.

The 'Main' or North orebody occurs mainly in brecciated Keewatin lavas and tuffs or in silicified, altered quartz-feldspar porphyries and slates along the north contact of the Beattie porphyry intrusive and in the syenite porphyry itself. The ores in the two formations are adjacent, but yet the altered porphyries contain lower grade gold values.

The North orebody's western contact plunges 45° to the east, with a vertical to steep dip to the south. The eastern contact appears to have a vertical plunge to the 13th level, thereafter has a 45° plunge to the east (see longitudinal section, Plate B in Appendix).

The North orebody east of the Glory Hole from section 8000E to section 8500E dips north, in opposition to the west side. This orebody was the largest in the mine having produced over 7,000,000 tons grading 0.136 oz. Au per ton. The North zone has been traced for almost 1,800 metres on surface, with widths varying from a few feet up to several tens of feet, particularly in the Glory Hole area. The ore zones pinch and swell and are affected by both northwest and northeast faulting.

The 'A' Orebody lies at the apex of a V-shaped re-entrant along the base of the main porphyry mass and has a vertical dip with a steep eastward plunge. It occurs 400 feet south of the Main orebody and apexes at a depth of 140 metres below surface. It is roughly 400 metres long, 120 metres deep and averages 15 metres in width. It strikes N 75° E, dips north at 75 degrees and pitches eastwardly at 45 degrees. It contained more than 2,000,000 tons of ore grading 0.06 oz.Au/t. The mineralization was found mainly in a brecciated, altered Keewatin tuff close to the syenite porphyry contact which was apparently more favourable for selective replacement by mineralized, siliceous solutions. The mineralization and associated alteration are similar to that of the North orebody, although the rocks show less shearing. Several cross- faults cut at angles through this zone. It was discovered when the main shaft was being sunk in the syenite porphyry mass, south of the 'Main' deposit. A cross section of these two zones is shown in Figure 3. It is thought that the North Zone and the 'A' Zone are the same orebody which has been folded around a synclinal axis.

The 'C' Orebody was intersected at 400 feet west of the 'Main' orebody and produced more than 70,000 tons grading 0.12 ounces of gold per ton. At surface, the 'C' and 'Main' zones are joined but diverge at depth. The 'C' zone dips vertically and is roughly wedge-shaped, with rough dimensions of 500 feet deep by 300 feet long and averaging 20 feet in width. It, too, lies within the Keewatin Volcanic units and occurs as a breccia ore which is highly bleached and mineralized with bands of sulphides in sheared tuffs. The ore consists of mineralized carbonate, sericite schist and resembles the other ore zones in mineralogy.

The "breccia" ore in the volcanics consisted of well mineralized, siliceous, brecciated, gray, bleached and altered zones in lavas and tuffs and generally averaged 0.15 ounces of gold per ton. The porphyry ore consisted of highly altered and mineralized, fine-grained porphyry that was characterized by a gray colour, and very siliceous in nature and contained lower gold values than the ore in the volcanics.

The general mineralogy of the ores was similar, consisting of the following breakdown: feldspar (45%), quartz (25%), calcite (15%), sulphides (8%), sericite (5%), chlorite (1%) and other minerals (1%). The gold was usually finely disseminated and associated closely with pyrite, arsenopyrite and minor magnetite. Mill tests determined that 35% of the gold was in a free state and the remainder was tied up with the sulphides.

Most of the sulphides were removed in the flotation process for roasting.

Some of the higher grade values in the 0.22 ounces per ton range were located near or along contact zones where mineralized quartz and calcite microfractures were common. These were known as vein contact zones and displayed a typical depletion of alumina and alkali minerals and replacement of feldspar by calcite and quartz. It is possible that the ore processes involved the fracturing and brecciation of the country rock, followed by intrusions of porphyry, and finally hydrothermal replacement of the primary minerals by carbonate, sericite, sulphides and gold.

Gold has been found in many other areas on the property, both in surface and diamond drilling intersections, but the main effort during the mines' active life was towards maintaining production. Several references were made with respect to high gold values encountered in porphyry dikes and calcite slips found southwest of the shaft and in the interfingered Keewatin volcanics around the west end of the porphyry mass. During the late stages of the mines' history, very little exploratory drilling was done away from the main ore zone or down dip to the structure. These are areas of prime importance.

In the South Zone there are seven shear systems which are essentially made up of three main vein systems. The most important of these are the Vein C-D, Vein A-B and E systems. The Vein C-D is directly associated with the fault, and Vein A-B and E parallel to the north and south respectively and has associated lath porphyry. This zone has been traced for a distance of at least 500 metres.

The gold-bearing zones consists mainly of silicified and brecciated material with averages of one-half to three percent sulphides: Gold has been observed in thin section as replacement / recrystallization within pyrite cubes (under 160 X magnification). Minor sulphides (localized) consist of chalcopyrite, galena, and arsenopyrite. Magnetite of amounts up to 5 percent occur not within the gold-bearing materials but parallel to them.

The South Zone appears to plunge approximately forty-five degrees to the east, as indicated by the values. It appears that the syenite body also plunges in the same direction.

The gold-bearing zones are associated with silicification, brecciation, and alteration products of: carbonate, chlorite, sericite, epidote, hematite, and fuschite. Bleaching / leaching is common within the gold-bearing zones, and chert rich horizons are associated with the gold-bearing zones.

The gold-bearing zones consist of 27 to 31 percent silica content and 15 to 17 percent calcite content. Highest gold values are associated with averages of 2 to 3 percent pyrite-sulphide contents.

Mineralization

The gold-bearing vein systems are associated with both pyrite and arsenopyrite mineralization within sheared syenite porphyry and sediments. The arsenopyrite is minimal and localized; and generally is more abundant within mineralized sediments which lie in the area of the Donchester Main-shaft. There has been minor arsenopyrite associated within the North Zone at the east side of the glory hole and within the west side of the South Zone.

The majority of the sulphide content is pyrite, and the gold is found as inclusions within the pyrite grains. Generally, gold values will be higher with an increase in the finer-grained pyrite, and increases proportionally with an enlargement in surface area of sulphide content.

Minor accessory mineralization associated with the gold-bearing zones is chalcopyrite, molybdenite, and graphite.

Gold has been remobillized at least three times as observed by veins cutting primary and secondary veins, and higher gold values have been found along cross-cutting faults as a product of reconcentration within these systems, along the nose of folds, and within lath porphyry dyke intrusions.

The gold is extremely fine and is found as inclusions within the pyrite and arsenopyrite grains.

Exploration

1987   Due to prevailing high gold prices, Beattie Mines Ltd. decided that a review and examination of their property was warranted and hired the consulting group of C.W. Archibald Limited to carry out this work. Their recommendations for exploration of the Beattie property led to the following work:

> Line cutting a grid with lines 200 feet apart, with stations 100 feet on every line;
> Geological mapping; V.L.F. and Proton Magnetometer surveys;
> Surface stripping and sampling;
> Basal till sampling (10,300 feet);
> Diamond drilling (43 holes totalling 21,931 feet).

This latter programme was carried out in five different areas as follows:

> 1) North Zone, east of Glory Hole - 18 holes
> 2) North Zone, west of Glory Hole - 7 holes (1 hole abandoned)
> 3) "A" Zone, west of No.1 shaft - 9 holes
> 4) South Zone (A, B, C and D "veins) - 7 holes (4 abandoned)
> 5) North Zone at depth - 2 holes

All this work described above was useful in delineating geological structures and associated gold-bearing zones underlying the Beattie property. (Details of the 1987 and later important gold intersections from diamond drilling are given in Appendix A)

Drilling   (1988 – 2008 by Beattie Gold Mines Ltd.)

1988   Diamond drilling programme (12 holes totalling 6,363 feet).
> Holes were drilled into "A" Zone - 7 holes
> Holes were drilled into South Zone - 2 holes
> Holes were drilled into North Zone - 2 holes east of Glory Hole
> - 4 holes west of Glory Hole
> (3 holes duplicated with "A" Zone)

1989   Diamond drilling programme (10 holes totalling 1,318 feet)
Holes were drilled under stripped area of South Zone and to the west of stripping.

1990 Diamond drilling programme (3 holes totalling 2,342 feet) Holes drilled into South Zone.

1991 Diamond drilling programme (2 holes totalling 656 feet). Holes drilled into South Zone.

1992 Diamond drilling programme (1 hole totalling 609 feet). Hole drilled into South Zone.

1993 Diamond drilling programme (4 holes totalling 910 feet). Holes drilled into South Zone.

<u>1994</u> Diamond drilling programme (3 holes totalling 980 feet). Holes drilled into South Zone.

<u>1995</u> Diamond drilling programme (3 holes totalling 932 feet). Holes drilled into South Zone- extension to the east and to depth below earlier holes.

<u>1996</u> Diamond drilling programs (7 holes totalling 2053.3 feet, drilled into the North Zone-East Extension with 3 holes on the Beattie and 4 holes on the Donchester properties). Two holes drilled into the South Zone (D-Vein on the Beattie property east of the previous drilling for a total footage of 203.4 feet).

<u>1997</u> Diamond drilling program (3 holes totalling 1,564.6 feet) drilled into the North Zone - East Extension- one hole on Beattie and two holes on the Donchester properties).

<u>1998</u> Diamond drilling program (3 holes totalling 1,761.4 feet) drilled into the North Zone-East Extension - one hole on the Beattie and two holes on the Donchester properties).

<u>1999</u> Diamond drilling program (2 holes totalling 964.6 feet) drilled into the North Zone-East Extension

<u>2000</u> Diamond drilling program (1 holes totalling 998.7 feet) drilled into the North Zone-East Extension

<u>2001</u> Diamond drilling program (extension of 2000 hole for 664.7 feet)

<u>2002</u> Diamond drilling program (3 holes totalling 1,066.3 feet) drilled into the South Zone intersecting A to D veins

<u>2003</u> Diamond drilling program (3 holes totalling 1,692.9 feet) drilled into the South Zone intersecting C to E veins

<u>2004</u> Diamond drilling program (2 holes extending holes drilled in 2002 and 2003 totaling 807.1 feet)

<u>2005</u> Diamond drilling program (1 hole totalling 1,026.9 feet) drilled into the east extension of the South Zone

<u>2006</u> Diamond drilling program (1 hole totalling 964.6 feet) drilled into the South Zone

<u>2007</u> Diamond drilling program (5 holes totalling 284 metres or 931.8 feet) drilled into the South Zone

<u>2008</u> Diamond drilling program (93 holes totalling 24,944 metres) at Beattie into the South Zone, Northwest Extension and Northeast Extension

<u>2009</u> Diamond drilling program (69 holes totaling 23,818 metres) at Beattie into the South Zone, Northwest Extension and North Zone east of the Glory Hole

Sampling Method and Approach

Sample Preparation, Analysis and Security

For all of the diamond drilling programs from 1986 to present, drill core was either cut in half using a diamond saw blade or split in half with a core splitter. One half of the core was sent out for assay and the other half remains within core racks and stored within a secured and monitored complex at the Beattie Mine site in Duparquet. The Beattie Mine site has full-time security based on a daily and year-round basis.

Generally, lengths averaging 0.80 meters but no greater than 1.0 meter in length were sent out for individual assays; unless a specific homogeneous unit was observed.

The core was logged at the Beattie Mine site and then core boxes marked with metal tags and stored within core racks. Prior to logging, the core marking spacers when received from the field were measured to make sure that they are accurately measured. The drill core samples taken are estimated for the average percentage of sulphides within the section analyzed to compare if gold values are related to the percentages of sulphides as well as the size and type of sulphide crystals.

Once assays are received, and if warranted, further assaying is done. Gold values do not necessarily depend on the amount of sulphide content, and it has been found that higher gold-values can be associated with sections that contain less than 0.25% sulphide content.

Samples are bagged and strapped with security seals and then taken more recently to either Expert Labs in Rouyn-Noranda, Quebec, or Techni Labs in St. Germaine, Quebec by Company personnel. Once received by the labs, samples are taken inside the lab for security purposes. Prior to 2004, samples were taken to Assayers Ltd. in Rouyn-Noranda,, Quebec, SGS Labs in Rouyn-Noranda, Quebec, and SGS Labs in Toronto, Ontario.

Assays are done with fire assay and gravimetric finish using 30 gram sample size. If visible gold is suspected within that sample then total metallics for gold is run on that particular sample.

Sample rejects are collected and some rechecked using total metallics assay methods generally if assays are over 4.0 g.Au/t. The numbers are changed on the rejects and submitted under new designation. Checks are also done by sending rejects to one of the competitive labs as listed above.

Drill-core samples are pulverized using a jaw crusher to 70% passing 10 mesh (2.0mm). A 250 gram riffle split is pulverized to 95% passing 150 mesh (100 um) in a mild-steel ring-and-puck mill. One assay ton aliquots (29.2 g) are weighed into fire assay crucibles. Flux including PbO litharge and a Ag inquart are added, the sample flux mixture fused at 1,052 degrees centigrade to obtain a lead button, which is placed on a cupel and fired at 950 degrees centigrade to produce an Au-Ag bead. The bead is weighed and leached in 1.0 ml of hot HNO3 acid to dissolve the silver, which is then dissolved with an additional 10.0 ml of HCL. The resultant solution is analyzed on a Jarrel-Ash Atomcomp model 975 ICP emission spectrometer.

Data Verification

P. A. Bevan considers the QA/QC protocols employed on the Beattie-Donchester Mine Properties to be sufficiently rigorous, and the results obtained sufficiently accurate to ensure that the sample data are adequate and assay-reproducible for use in a Mineral Resource Estimate. Comparison of duplicate assays suggests that the labs are within an expectable industry-standard range of variation.

Limited checks have been carried out for data verification and validation from the diamond drilling and surface sampling programs from 1988 to present. P.A. Bevan also verifies that qualified persons (F.T. Archibald, P.Geo., J.C. Archibald, P.Geo., and C.W. Archibald, P.Eng) were present to observe all surface and drilling programs between 1986 and present and that these programs were carried out under the supervision of qualified personnel and under Ministry and Industry standard guidelines.

No discrepancies were found between analytical data provided to P.A. Bevan by the owners of the Beattie-Donchester Mine Properties and by Clifton Star Resources Inc.

Thin section studies by the Department of Mines and Minerals, Toronto, Ontario has confirmed that gold is associated as a replacement product within pyrite mineralization (W. Hicks, 1986).

To verify the work done, property visits were made in 1998 and 2008. These visits included a review of the core from various holes and a surface examination of the stripped and trenched areas, particularly in the South Zone.

The writer verified that original assay data from the analytical laboratories was correctly entered into the logs.

Adjacent Properties

a)   Donchester Mine

The Donchester Mine property, Mining Concession #384, covering 823.5 acres (333.4 ha.) in Duparquet Township, is owned by 173714 Canada Inc.. The mine was a past producer adjoining the Beattie Gold Mines Ltd. property to the west. During the 1940's and 1950's, the mill at Beattie treated 1,350,000 tons of ore (including development material) grading 0.136 ounces per ton (4.66 g.Au/t) from the Donchester Mine. A shaft was sunk to 455 meters depth (9 levels) and the two mines were connected underground on the third and sixth levels. At the time of closure of the two mining operations in April, 1956, the underground ore reserves on the Donchester were recorded as being depleted.

The property is underlain by Keewatin volcanics to the north and Temiscaming sediments to the south forming an unconformity between the two units. The Keewatin rocks have been intruded by syenite porphyries of different ages. The oldest forms a stock of some 800 feet wide in the central part of the Donchester property. This stock and the Keewatin rocks are intruded by 'lathe' porphyries.

Mineralization occurs along the Donchester Fault and the Beattie Fault to the north, forming two distinct splays off the regional Destor-Porcupine Fault structure. The orebodies consist of mineralized stringers in lavas or strongly brecciated, mineralized zones associated with the lath porphyries. Gold is associated with the pyrite mineralization and to a lesser degree, arsenopyrite, within these zones.

While the movement along the Donchester fault was slight, post-ore faulting is extensive making mining continuity a problem in the main shaft area, resulting in higher dilution when being extracted (25-50%).

Since 1990, exploration work on the property has comprised line-cutting, geological mapping, sampling, geophysical surveys and limited diamond drilling. To date, two diamond drill holes have been used to test geophysical anomalies, neither intersecting significant mineralization. At least six of the more recent holes intersected gold mineralization along the 'North Boundary' Zone at the north contact of the syenite porphyry body with the Keewatin volcanics.

Future exploration should be in the form of detailed mapping, trenching, induced polarization surveys and diamond drilling along the three main fault splays that trend easterly off the main Destor-Porcupine Fault in an effort to find near surface reserves and to extend the known mineralized zone on the 'North Boundary' area.

Resources at the Donchester Mine are based largely on diamond drill holes spaced 40 to 60 metres apart on the North Zone. On the South Zone a 1955 longitudinal section showing remnants and 'drift' assays plus diamond drill holes has been used to estimate resources above the 3rd level and below the 9th level.

The parameters used are the same as for the Beattie Mine Property.

A summary of the results obtained for the Donchester Mine property are as follows:

Donchester North Zone 1,680,329 tonnes grading 2.44 g.Au/t (Inferred)

Donchester South Zone

Remnants	23,587 tonnes grading 5.95 g.Au/t	(Inferred)
Above 3rd Level	40,504 tonnes grading 5.32 g.Au/t	(Indicated)
	172,000 tonnes grading 5.29 g.Au/t	(Inferred)
Below 9th Level	99,258 tonnes grading 6.69 g.Au/t	(Indicated)
	227,294 tonnes grading 8.43 g.Au/t	(Inferred)

Totals	139,762 tonnes grading 6.30 g.Au/t	(Indicated)
	2,103,210 tonnes grading 3.36 g.Au/t	(Inferred)

b)   Dumico Claims

This property, formerly A866 and A867 and currently known as C003231 and C003232 covering 86.6 acres (35.1 ha.), are owned by 173714 Canada Inc. The two claims, which lie close to the Donchester Mine property, are located in Duparquet Township. The claims originally formed part of a much larger property, which included the Central-Duparquet Mining Company that was a past producer of gold located along strike just west of this group. Two shafts were sunk, one to 305 meters depth, and the mineralized zones were traced for some 400 meters strike length using 84 drill holes to outline an average value of approximately 10.70 g.Au/t over an average width of 2.30 meters. The underground workings from the Beattie and Donchester are connected to the Dumico shaft. A total of 7,100 tons with an average value of 3.20 g.Au/t was taken from this property and milled in the Beattie mill up until 1944. The ore consisted of silicified syenite porphyry with values ranging from 3.73 g.Au/t to 21.46 g.Au/t. Metallurgical tests indicated 90% recovery by flotation and 92% recovery by cyanidation. Recoveries averaged 82.8%.

c)   Duquesne Mine Property

This property, mining concession #377 covering some 2313 acres (936 ha.) in Destor Township, Quebec, is owned by 173714 Canada Inc. and optioned to Clifton Star Resources Inc. The mine is a past gold producer that produced some 193,095 tonnes averaging 10.81 g.Au/t. Production occurred between 1946 and 1952, and from 1988 to 1991. At the end of 1991, the mineral resource estimate (inferred, indicated, and measured) was 1,540,511 tonnes averaging 6.03 g.Au/t (A. St. Michel, P.Eng., 1992). The underground workings were mined down to a depth of 381 meters (9 levels) and over a lateral width of 240 meters. Diamond drilling by Clifton Star Resources Inc. in 2007 and 2008, has completed some 53 drill-holes and has extended the gold mineralized zones within four parallel vein systems for a strike length of some 1200 meters and to a depth of approximately 500 to 700 meters. The gold mineralization occurs within silicified Syenite porphyry which has been intruded by quartz feldspar porphyries and hydrothermal fluids. These zones lie within a mineralized corridor, lying at the footwall of gabbro intrusives and the hanging wall of ultramafic flows, parallels the Porcupine Destor Fault at a distance of approximately 100 to 200 meters north of the fault.



Clifton Star Resources Inc.

Adjacent Properties

Figure 5

d)   Hunter Mine Property

Averaging 1.09% copper was mined up until 1957 from this property. A total of 329,000 tons of measured and indicated resources, grading 1.06% Cu (F.T. Archibald, 1995), exist. The mine has been developed on three levels (2, 3 and 4). The ore was passed through the Beattie mill circuit after 1956 when the gold circuit was changed into a copper circuit and copper from the Hunter and Lyndhurst Mine property run until 1963. The mineralized zones are in line of strike with the past copper producer Lyndhurst Mine that is situated to the east within Destor Township. The mineralized zones occur at the contacts between felsic rhyolite metavolcanics and felsic tuff metavolcanics.

e)   Globex Mining Enterprises Inc.- Duquesne West Property

This property has been recently drilled up until 2006 when a new mineral resource estimate of 1,481,886 tonnes averaging 9.0 g.Au/t was estimated within four zones (R.V. Zalnieriunas, P.Geo., 2006). The gold-bearing veins are associated within silicified syenite porphyry and quartz feldspar porphyry, which lies within splay faults diverging off the Porcupine Destor Fault to the north. The mineralized veins average 1.8 to 1.9 meters width and plunge steeply east and west. The mineralized corridor is up to 200 meters north of the Porcupine Destor Fault.

f)   Normabec Mining Resources Ltd.- Pitt Property

A new mineral resource estimate of 713,121 tonnes averaging 9.22 g.Au/t was estimated within two zones (P. O'Dowd, P.Geo., 2008). The gold-bearing veins are associated within silicified syenite porphyry and quartz feldspar porphyry which lie within splay faults diverging off the Porcupine Destor Fault to the north. The mineralized veins average 1.8 to 1.9 meters in width and plunge steeply east. The mineralized corridor is within the Porcupine Destor Fault and up to 200 meters north of the Porcupine Destor Fault.

All of the gold properties lie along strike with each other, and the gold-mineralized zones are located on the north side of the Porcupine Destor Fault and within a few hundred meters of the fault itself. The copper properties parallel the gold-bearing zones some four to five kilometers to the north.

Mineral Processing and Metallurgical Testing

Original production from 1933 to 1956 incorporated crushing, grinding, gravity concentration and flotation for an average recovery of 83.8%. Total tons milled during the production years were over 10.6 million tons yielding 1.1 million ounces of gold. This figure includes 1,350,000 tons grading 0.14 oz/t Au from the Donchester Mine.

The processing also included roasting of the ores prior to flotation and cyanidation. It appears that the ores generally are silica rich and average in amounts of 1.0% to 3.0% sulphide content. Arsenic bearing ores are generally sporadic within the Beattie Mine Property and are generally associated with the Donchester Mine Property along the south syenite contact.

Studies by Queen's University in 2007 indicated gold recoveries of approximately 88.8% (by leaching methods) from the Beattie mill tailings with a break-even grade of 48% recovery. The sulphide content within the tailings is less than 0.50% sulphides. Approximately 35% of the gold is free-gold with the remainder tied up in the graphitic phase. The gold can be extracted by using primary gravitational separators consisting of Humphrey Spirals and Falcon Concentrators to extract free-gold and gold tied with sulphides, and the remainder using bacterial leaching method.

Current Mineral Resources

Due to the considerable diamond drilling and trenching/stripping carried out on surface and near-surface zones and the discovery of a 1954 longitudinal section and information on the 13th level, a resource inventory has been built up for the Beattie Mine. The resource as estimated in this report are based on the following parameters:

1) a cut-off grade of 2.40 g.Au/t and 1.0 g.Au/t

2) a rough approximate minimum width of 1.2 metres

3) no cutting of high grade assays (not a factor in this deposit)

4) a specific gravity of 2.67 tonnes/cubic metre

5) the assumption that the influence of grades is projected halfway between holes on section and halfway between sections

6) classification of resources into measured, indicated and inferred categories. Measured ore is based on surface trenching and underground drifting which has been extended 7.62m (25 feet) above and below the level. Indicated resources are based on diamond drilling generally spaced a maximum of 30m (100 feet) apart or 15m (50 feet) around each hole where geological continuity appears to be

very good. Inferred blocks extend beyond indicated blocks or have been applied to isolated blocks.

a)   Method of Approach

The writer had a large database of diamond drill holes and some trenching/stripping in the various mineralized zones. Assay values were checked against the original certificates from the analytical laboratories and sections were constructed from this data. The zones were identified and weighted averages were calculated from the assay data. Various check samples have been carried out using rejects and the comparison of duplicate assays suggest that they are within acceptable industry-standard range of variation.

The writer considers the QA/QC protocols employed on the Beattie – Donchester Mine Properties to be sufficiently rigorous and the results obtained sufficiently accurate to ensure that the sample data are adequate and assay-reproducible for use in a Mineral Resource Estimate.

The correlation carried out verified the consistency and continuity of the various mineralized zones as interpreted on vertical transverse sections. All holes have been surveyed and longitudinal sections were prepared of the pierce points for each zone. Polygons were constructed around each pierce point and the areas were measured by triangles or trapezoids from the longitudinal sections. Horizontal widths were calculated using trigonometry.

This polygonal method was the only one used to estimate resources and is one the writer has used his entire professional career.

b)   Resource in Tailings

A grid was constructed over the tailings area and a 'Bobcat' backhoe was used to collect the samples. The backhoe had an auger motor and a 3-metre mesh attached for sample collection. The grid was a 100-metre spacing and 'cored' samples were taken every metre down a vertical hole with holes bored every 15 metres on a section line. In all, some 388 samples were taken for analysis. Assays were weighted and averaged over the total area of the tailings.

The results obtained from a thorough examination of all the data available is as follows:

SUMMARY
Beattie Section - 1.0 g.Au/t cut-off

	Tonnes	g.Au/t	contained g.	
Beattie - North Zone - 630600E to 631400E	478,223	2.37	1,132,487.83	Inf.
Beattie Section - Northeast Extension	10,260	4.67	47,887.06	meas.
	696,382	2.31	1,611,964.16	Ind.
	1,049,594	3.04	3,188,453.28	Inf.
Beattie Section - Northwest Extension	1,085,271	3.44	3,731,328.09	Ind.
	1,479,827	2.63	3,894,521.76	Inf.
Beattie Section - South Zone	8,190	3.06	25,083.77	meas.
	637,825	3.45	2,200,039.24	Ind.
	3,317,680	3.18	10,564,515.75	Inf.
Beattie Underground Resources	105,379	3.71	390,956.09	meas.
	374,114	3.69	1,381,895.86	Ind.
	691,955	3.91	2,707,680.39	Inf.
Grand Total - Beattie - Surface & Underground	**123,829**	**3.75**	**463,926.92**	**meas.**
	2,793,592	**3.19**	**8,925,227.35**	**Ind.**
	7,017,279	**3.06**	**21,487,659.00**	**Inf.**

SUMMARY
Beattie Section - 2.4 g.Au/t cut-off

	Tonnes	g.Au/t	contained g.	
Beattie - North Zone - Resources	10,260	4.67	47,887.06	meas.
	185,525	4.09	759,111.38	Ind.
	172,067	4.33	744,900.11	Inf.
Beattie - South Zone - Resources	182,973	4.04	739,808.93	Ind.
Beattie Section - Northeast Extension	413,629	4.39	1,817,083.67	Inf.
Beattie Section - Northwest Extension	490,854	5.61	2,753,420.23	Ind.
	504,672	4.47	2,258,312.10	Inf.
Beattie Section - South Zone	8,190	3.06	25,083.77	meas.
	528,968	4.12	2,178,607.41	Ind.
	1,487,044	4.55	6,759,271.07	Inf.
Beattie Underground Resources	105,379	3.71	390,956.09	meas.
	374,114	3.69	1,381,895.86	Ind.
	691,955	3.91	2,707,680.39	Inf.
Grand Total - Beattie Section - Surface & Underground	**123,829**	**3.75**	**463,926.92**	**meas.**
	1,762,434	**4.43**	**7,812,843.81**	**Ind.**
	3,269,367	**4.37**	**14,287,247.33**	**Inf.**

SUMMARY
Donchester Section - 1.0 g.Au/t cut-off

	Tonnes	g.Au/t	contained g.	
North Zone - 632000E - 632400E - Upper & Lower	668,383	2.68	1,794,381.67	Inf.
Northeast Extension	318,256	2.02	641,369.70	Ind.
	8,549,059	2.48	21,224,490.12	Inf.
South Zone	124,922	5.18	646,629.09	Ind.
	1,904,619	3.23	6,143,270.39	Inf.
Donchester Section - South Zone - Underground Remnants	139,762	6.3	880,025.17	Ind.
	422,881	7.01	2,965,879.27	Inf.
Grand Total - Donchester	**582,940**	**3.72**	**2,168,023.96**	**Ind.**
	11,544,942	**2.78**	**32,128,021.45**	**Inf.**

SUMMARY
Donchester Section - 2.4 g.Au/t cut-off

	Tonnes	g.Au/t	contained g.	
Northeast Extension	56,017	3.67	205,518.41	Ind.
	2,293,641	4.08	9,364,555.13	Inf.
South Zone	42,551	5	212,744.73	Ind.
	957,314	4.79	4,582,651.19	Inf.
Donchester Section - South Zone - Underground Remnants	139,762	6.3	880,025.17	Ind.
	422,881	7.01	2,965,879.27	Inf.
Grand Totals - Donchester Section	**238,330**	**5.45**	**1,298,288.31**	**Ind.**
	3,673,837	**4.6**	**16,913,085.58**	**Inf.**

Other Relevant Data and Information

Potential

North Zone - East Extension

There is potential to the east of the current resources, which end at Section 10,900E for additional material, which is planned in future drilling. The zone is open to the east along strike.

South Zone

There is potential on the A to E Veins to the east of the current resources where drilling on section has indicated continued gold-bearing mineralization within the east extension of the South Zone some 230 meters to 565 meters east (335 meters strike length). Some fifteen drill holes have been drilled into this new section (east extension) of the South Zone; averaging some 10.80 meters width. Assays have been completed for three of the drill holes which average 3.0 g.Au/t over 14.0 metres and 11.9 g.Au/t over 11.8 metres and 2.58 g.Au/t over 25.3 metres.

Interpretation and Conclusions

The Beattie Mine, which operated during the years 1933-1956, produced 10,614,421 tons grading 0.126 oz.Au/ton. Due to the collapse of pillars in the Glory Hole, the shortage of labour and supplies together with increasing costs and a fixed gold price, the mine struggled to stay open over the last half of its life.

Many of the mine records, plans and sections were lost or destroyed over the years and the latest longitudinal found was for January 1, 1954, showing reserve blocks at the time. As production was almost twice as much as reserves over the last two years and four months of the mine's life, it is assumed that most, if not all, of these reserves were mined out. At the time of the pillar collapse, it was estimated that 450,000 tons of broken ore remained in the Glory Hole. Records show that 129,000 tons were drawn from this area during the years 1952 - 1956. If future exploration proves to be successful and the underground workings are de-watered and rehabilitated, examination of the Glory Hole area would be warranted.

Exploration since 1987, largely in the form of diamond drilling, has been successful in delineating or partially delineating a number of areas of mineralization. Some of these areas are direct extensions of known zones while others are virtually new. While further definition drilling is required, a resource inventory has been estimated for these near-surface zones, as well as known areas underground, largely beneath the 9th level. The resource inventory of all categories is as follows:

near surface blocks: 1,406,770 tonnes averaging 4.62 g.Au/t - measured & indicated
(2.4 g.Au/t cut-off)   2,577,400 tonnes averaging 4.49 g.Au/t - inferred

underground blocks: 479,500 tonnes averaging 3.70 g.Au/t - measured & indicated
(2.4 g.Au/t cut-off)   691,950 tonnes averaging 3.91 g.Au/t – inferred

near surface blocks: 2,437,930 tonnes averaging 3.12 g.Au/t - measured & indicated
(2.4 g.Au/t cut-off)   11,122,061 tonnes averaging 2.62 g.Au/t - inferred

At Donchester there are: 238,300 tonnes averaging 5.45 g.Au/t –indicated
(2.4 g.Au/t cut-off)   3,673,800 tonnes averaging 4.60 g.Au/t - inferred

     OR   582,940 tonnes averaging 3.72 g.Au/t –indicated
(1.0 g.Au/t cut-off)   11,544,940 tonnes averaging 2.78 g.Au/t - inferred

Recommendations

Recommendations for the Beattie and Donchester properties are to carry out diamond drilling programs on the Beattie Northwest Extension, Beattie South Zone and Donchester east extensions. The program consists of infill drilling to upgrade the present inferred resources to the indicated category. Drilling would comprise 297 holes and will total 71,900 metres. The budget for such a program would be as follows:

A) Beattie – RW and RS Zones Drilling (630700E to 631200E to 250m depth; 25 metre spacings – 3 holes each tier) in-fill drilling
ave. 180 metres per hole (27,450m – 150 holes)

B) Beattie North Zone – West Extension (west of Glory Hole – to 250m vertical depth) (9,450m – 27 holes) in-fill drilling

C) Beattie South Zone – C & D Veins – in-fill drilling
630,000E to 630,300E – 9,600m – 32 holes (to 250m vertical depth)
630,300E to 630,600E – 7,700m – 22 holes (to 250m vertical depth)
630,600E to 631,000E – 4,900m – 14 holes (to 250m vertical depth)
631,000E to 631,400E – 5,600m – 16 holes (to 250m vertical depth)

D) Donchester East Extensions

North Zone Extension – 632,400E to 633,000E at 50m spacings (2 hole tier – 150m & 250m) 3,600m – 18 holes (to 200m vertical depth)

South Zone Extension – 632,500E to 633,100E at 50m spacings (2 hole tier – 150m & 250m) 3,600m – 18 holes (to 200m vertical depth)

Budget

Diamond drilling ($102/metre): 297 holes totaling 71,900 metres
NQ size holes including mobilization and demobilization $ 7,333,800.00

Geologist & helper for drilling program: 12 months 192,000.00

Core grabbers & core cutters: 4 men for 12 months 192,000.00

Sampling and assaying 280,000.00

Surveying of drill collars 75,000.00

Down hole surveying 130,000.00

Transportation 36,000.00

Room & board 37,500.00

Engineering, Supervision, Travel 171,000.00

Sub-total $ 8,447,300.00

15% contingency added 1,267,100.00

Total for drilling program $ 9,714,400.00

Respectfully submitted,



Mississauga, Ontario.   Peter A. Bevan, P.Eng.
October 22, 2009.   Mining Geologist

Certificate of Qualified Person

I, Peter A. Bevan, residing at 6033 Duford Drive, Mississauga, Ontario, do certify that:

1) I am a mining geologist and have been in consulting work servicing the mining industry for twenty seven years.

2) I am a graduate of the Royal School of Mines in London, England, with a B.Sc. degree in Mining Geology in 1960, and have been practicing my profession since graduation.

3) I am a registered Professional Engineer of the Province of Ontario since 1973 with specialization in development and production. I am a member of:
   a) The Canadian Institute of Mining, Metallurgy and Petroleum (Life Member)
   b) The Prospectors and Developers Association

4) I have worked as a geologist for 49 years since my graduation from university, the last 27 years as a consultant.

5) I have read the definition of "qualified person" set out on National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6) I am responsible for the preparation of all sections of the technical report titled "Technical Report on Beattie / Donchester Gold Mine Property" (NTS 32D 11) prepared for Clifton Star Resources Inc. and dated October 22nd, 2009 (the "Technical Report") relating to the Beattie Gold Mines Property disclosed in this report. I visited the property in 2004 and on September 4th & 5th, 2008.

7) I have had prior involvement with the properties that are the subject of the Technical Report, in the estimation of resources over the past 11 years.

8) I am not aware of any material fact or material change with respect to the subject matter on the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9) I am independent of Beattie Gold Mines Ltd. and Clifton Star Resources Inc. applying all the tests in section 1.4 of National Instrument 43-101. There is no circumstance that could, in the opinion of a reasonable person aware of all relevant facts, interfere with my judgment regarding the preparation of this technical report.

10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11) I consent to the filing of the Technical Report with any stock exchange or other regulatory authority, and to any publication by them for regulatory purposes, including electronic publication of the Technical Report on their respective websites.

Dated this 22nd day of October, 2009



Peter A. Bevan, P.Eng.
Consulting Mining Geologist

References

1.   Economic Geology Series No. 10, 1932.
      Gold Occurrences of Canada, Canada Dept. of Mines,
      by H. C. Cooke and W. A. Johnston.

2.   Economic Geology, Vol. XXIX, 1944 Geology of the Beattie Gold Mine,
      Duparquet, Quebec, by S. Davidson and A. F. Banfield.

3.   Geological Report 20, 1949
      Geology of Quebec, Vol. III, Dept. of Mines, Quebec,
      by John A. Dresser and T. C. Denis.

4.   Rehabilitating Lower Levels, Beattie Mine,
      Transactions, Vol. LIV, 1951,
      by W. W. Bake and R. S. Haflidson.

5.   Geological Report 61, 1954.
      Parts of Hebecourt, Duparquet and Destor Twps.,
      Dept. of Mines, Quebec, by R. Bruce Graham.

6.   Beattie Duquesne Mines Limited, Report on Mining Properties in
      Duparquet and Destor Twps.
      by B. A. Edmond, 1967.

7.   Airborne electromagnetic and magnetometer surveys of the area.

8.   Various Company documents, files, Report of the Directors and Maps
      of the mine.

9.   Government documents and the Government Engineer's yearly Report in
      The Mining Industry of the Province of Quebec.

10.   Report on Beattie Gold Mines Ltd., Duparquet Township, Quebec, by
      C.W. Archibald, 1987.

11.   Summary Report, Beattie Gold Mines Ltd., by F.T. Archibald, 1994

12.   Beattie Gold Mines Ltd., Exchange Offering Prospectus, 1987

13.   Consolidated Beattie Mines Ltd., Report on Present
      Physical Condition of the Mine and Possibilities of
      Future Earnings, by W.P. Murdock and A.P. Beavan, 1947

14.   The Spiral Sloping Systemas applied at the Beattie Gold Mine by J. Tuttle, 1939

15.   The Beattie Gold Mine, by R.C. Rowe, 1933

16. Mining Methods at the Beattie Mine, Quebec, by W.M. Goodwin, 1936

17. Gold in Quebec, by H.R.Rice, 1948

18. A. St. Michel, P.Eng., 1992

19. R.V. Zalnieriunas, P.Geo., 2006

20. P. O'Dowd, P.Geo., 2008

21. F.T. Archibald, B.Sc., P.Geo., 173714 Canada Inc., Hunter Mine, 1995

Appendix 1

Diamond Drill Intersections

Clifton Star Resources Inc.
Diamond Drillhole Summary
1987 – 2009

(all measurements are in metres)

Project	DDH	UTM- E	UTM - N	Elevation	Azimuth	Plunge	Start	End
Beattie	B00-01	631417.5	5374468	326.98	360	-60	0	304.4
Beattie	B01-01	631417.5	5374468	326.98	360	-61	304.4	507
Beattie	B02-01	631175	5374271	0	180	-45	0	45
Beattie	B02-02	630066.9	5374311	326.16	180	-58	0	135
Beattie	B02-03	630660	5374312	0	180	-70	0	145
Beattie	B03-01	630138	5374325	0	164	-60	0	90
Beattie	B03-02	630138	5374325	0	164	-68	0	162
Beattie	B03-03	630386.1	5374277	344.88	192	-45	0	93
Beattie	B04-01	630138	5374325	0	164	-55	90	261
Beattie	B05-01	630104.2	5374385	283.4	164	-68	0	313
Beattie	B06-01	630197.1	5374399	287.1	164	-70	0	294
Beattie	B07-01	630380	5374287	344.31	164	-60	0	52
Beattie	B07-02	630354.5	5374287	343.05	164	-50	0	59.8
Beattie	B07-03	630287	5374339	306	164	-50	0	64.6
Beattie	B08-01	630778	5374250	312	164	-60	0	44
Beattie	B08-01A	630610.4	5374189	313.7	164	-45	0	63
Beattie	B08-02	630784	5374251	309	164	-60	0	64
Beattie	B08-02A	630643.2	5374186	314	164	-60	0	22
Beattie	B08-03	630737.8	5374269	310.2	180	-70	0	336
Beattie	B08-03A	630643.4	5374186	313.8	164	-45	0	19.5
Beattie	B08-04	630784	5374251	309	164	-68	0	201
Beattie	B08-04A	630650.7	5374189	313.6	164	-50	0	19.5
Beattie	B08-05	630095.7	5374403	283.6	174	-73	0	351
Beattie	B08-05A	630632.9	5374248	315.8	164	-50	0	36
Beattie	B08-06	630078.5	5374375	284.1	185	-70	0	219
Beattie	B08-06A	630610.4	5374189	313.7	164	-45	0	43.5
Beattie	B08-07	630049.2	5374338	287	180	-70	0	276
Beattie	B08-08A	630049.2	5374339	286.9	359	-70	0	252
Beattie	B08-09	630056.9	5374282	288.02	164	-70	0	132
Beattie	B08-10	630171	5374396	286.3	355	-70	0	284
Beattie	B08-11	630215	5374404	287.8	200	-70	0	309
Beattie	B08-12	630033.9	5374289	284.35	198	-70	0	162
Beattie	B08-13	630044.4	5374378	282	164	-70	0	263
Beattie	B08-14	630259.4	5374430	288.9	350	-60	0	282
Beattie	B08-15	630681.1	5374240	314.3	164	-60	0	177
Beattie	B08-16	630651.5	5374222	315.8	164	-60	0	219
Beattie	B08-17	630690.5	5374272	314.2	164	-71	0	333

Beattie	B08-18	630865	5374535	306	5	-45	0	69
Beattie	B08-18A	630868	5374539	301.8	5	-60	0	100.3
Beattie	B08-19	630772.9	5374291	305.8	160	-55	0	150
Beattie	B08-20	630632.9	5374218	315.7	175	-50	0	135.6
Beattie	B08-21	630881.4	5374314	311.9	164	-50	0	126
Beattie	B08-22	630732.6	5374329	306.6	175	-70	0	484
Beattie	B08-23	630642.4	5374262	315.9	164	-70	0	390
Beattie	B08-24	630675.3	5374300	310	160	-70	0	438
Beattie	B08-25	630600.3	5374239	316.4	164	-60	0	303
Beattie	B08-26	630554.6	5374263	316.4	175	-55	0	274
Beattie	B08-27	630510.4	5374277	315.7	180	-55	0	300
Beattie	B08-28	630450.6	5374262	311.2	180	-50	0	216
Beattie	B08-28A	630450.6	5374261	311.4	180	-60	0	30
Beattie	B08-29	630726	5374394	309.9	164	-60	0	40
Beattie	B08-29B	630725.7	5374393	309.9	164	-70	0	564
Beattie	B08-30	630323	5374384	295.2	340	-70	0	279
Beattie	B08-31	630006.5	5374376	282.5	340	-70	0	69
Beattie	B08-32	630151.9	5374425	284.3	355	-60	0	279
Beattie	B08-33	630191.6	5374445	286.4	355	-60	0	252
Beattie	B08-34	630230	5374449	287.9	355	-60	0	123
Beattie	B08-35	630089.4	5374344	287.4	355	-70	0	148
Beattie	B08-36	630308.5	5374445	291.4	355	-70	0	414
Beattie	B08-37	630018.6	5374327	285.4	355	-70	0	225
Beattie	B08-38	630050.7	5374277	287.4	360	-70	0	309
Beattie	B08-39	630282.9	5374368	294.7	335	-70	0	195
Beattie	B08-40	630641.3	5374373	306.1	167	-63	0	486
Beattie	B08-41	630121.6	5374309	295.5	335	-67	0	204
Beattie	B08-42	630610.5	5374296	312.4	180	-67	0	525
Beattie	B08-43	630230.6	5374357	292.5	335	-70	0	197
Beattie	B08-44	630579.4	5374273	315.1	135	-68	0	429
Beattie	B08-45	630444	5374309	309.9	175	-65	0	342
Beattie	B08-46	630688.3	5374339	309.2	175	-68	0	456
Beattie	B08-47	630513.1	5374311	310.3	360	-68	0	357
Beattie	B08-48	630600.3	5374357	307.5	150	-65	0	188
Beattie	B08-48A	630584.2	5374377	306	150	-65	0	456
Beattie	B08-49	630647.2	5374440	305.8	160	-63	0	537
Beattie	B08-50	630323	5374384	295	340	-65	0	154
Beattie	B08-51	630359.8	5374438	294.4	10	-65	0	323
Beattie	B08-52	630288.4	5374405	291.9	355	-70	0	486
Beattie	B08-53	630415.9	5374394	296.8	355	-65	0	227.15
Beattie	B08-54	630454.8	5374377	296	180	-65	0	417
Beattie	B08-55	630039.7	5374273	285.7	350	-60	0	306
Beattie	B08-56	629974	5374358	282	180	-60	0	255

Beattie	B08-57	630373.5	5374384	296	350	-67	0	178.5
Beattie	B08-58	630463	5374380	298.3	355	-67	0	360
Beattie	B08-59	630446.4	5374432	299	355	-55	0	245
Beattie	B08-60	630396.8	5374330	306.6	190	-67	0	372
Beattie	B08-61	630822.2	5374336	312.05	180	-60	0	435
Beattie	B08-62	630877.4	5374342	314	175	-55	0	540
Beattie	B08-63	630933.1	5374353	315.7	175	-55	0	504
Beattie	B08-64	630448.7	5374306	310.1	190	-60	0	366
Beattie	B08-65	630671.8	5374222	312.8	164	-50	0	228
Beattie	B08-66	630671.3	5374223	312.8	164	-70	0	171
Beattie	B08-67	630506.9	5374374	303.2	350	-65	0	477
Beattie	B08-68	630459	5374385	315	358	-63.8	0	300
Beattie	B08-69	630606.4	5374377	305.9	350	-65	0	364
Beattie	B08-70	630537.9	5374440	301.9	350	-65	0	330
Beattie	B08-71	630488.7	5374429	300.7	350	-55	0	252
Beattie	B08-72	631323.7	5374282	301.5	180	-55	0	258
Beattie	B08-73	631328.9	5374339	299.05	180	-65	0	375
Beattie	B08-74	631262	5374310	306	180	-55	0	366
Beattie	B08-75	631142.9	5374420	310.8	5	-55	0	402.2
Beattie	B08-76	631145.1	5374443	308.6	5	-55	0	391.5
Beattie	B08-77	631185.5	5374439	304.1	355	-55	0	426
Beattie	B08-78	631209.4	5374334	306.1	164	-53	0	372
Beattie	B08-79	631131.9	5374355	311.6	185	-60	0	87
Beattie	B08-80	630398.7	5374431	298.4	355	-65	0	334.4
Beattie	B08-81	630343.8	5374334	300.04	350	-70	0	264
Beattie	B08-82	630082.9	5374287	290	164	-70	0	279.9
Beattie	B08-83	630107.1	5374303	292.7	164	-55	0	212
Beattie	B08-84	630139	5374296	315	164	-67	0	243
Beattie	B08-85	630292.2	5374324	298.1	350	-70	0	307
Beattie	B08-90	631037.5	5374358	312.4	175	-50	0	48.5
Beattie	B08-91	631037.5	5374359	312.3	175	-60	0	303
Beattie	B08-92	631229.8	5374441	300.37	5	-50	0	237
Beattie	B09-01	631322.5	5374263	302.46	180	-50	0	270
Beattie	B09-02	631281.7	5374432	293.82	360	-50	0	321
Beattie	B09-03	631325.9	5374413	295.1	360	-50	0	346
Beattie	B09-04	631319.2	5374264	302.56	210	-60	0	258
Beattie	B09-05	631321.7	5374371	298.22	360	-60	0	504
Beattie	B09-06	631260	5374293	304.31	180	-55	0	256.5
Beattie	B09-07	631205.3	5374296	308.85	170	-55	0	234
Beattie	B09-08	631214.2	5374371	305.78	175	-60	0	402
Beattie	B09-09	631275.3	5374392	298.54	360	-50	0	459.15
Beattie	B09-10	630010.4	5374293	282.84	180	-60	0	195
Beattie	B09-11	630725.9	5374397	310.27	360	-60	0	494

Beattie	B09-12	630666.4	5374389	306.95	360	-60	0	399
Beattie	B09-13	630773.9	5374399	312	360	-60	0	438
Beattie	B09-14	630740	5374248		180	-55	0	244
Beattie	B09-15	630818	5374416	309	354	-60	0	337
Beattie	B09-16	631226.8	5374415	303.75	170	-50	0	474
Beattie	B09-17	631154.7	5374324	309.49	190	-60	0	357
Beattie	B09-18	631270.6	5374368	299.41	360	-55	0	507
Beattie	B09-19	631111.2	5374318	310.93	180	-55	0	330
Beattie	B09-20	631265.6	5374330	301.4995	342.9	-52	0	482.5
Beattie	B09-21	630964	5374365	300	170	-60	0	323
Beattie	B09-22	630974	5374327		170	-50	0	246
Beattie	B09-23	63130	5374302		180	-50	0	209
Beattie	B09-24	631223.6	5374394	305.4097	357.55	-59.9	0	453
Beattie	B09-25	631038	5374412	312	170	-60	0	606
Beattie	B09-26	631111	5374247	300	190	-50	0	214
Beattie	B09-27	631167.5	5374375	310.285	2.33	-59.8	0	507
Beattie	B09-28	631130.1	5374363	312.4908	195.483	-60.3	0	330
Beattie	B09-29	631139.3	5374376	312.6261	3.28	-60.1	0	516
Beattie	B09-30	630721.7	5374433	311.1734	357.5	-54.7	0	283
Beattie	B09-31	630774.4	5374443	314.97	341.8	-60.9	0	405.3
Beattie	B09-32	630826.2	5374367	314.16	357.4	-67	0	449
Beattie	B09-33	630820.7	5374463	313.5166	340.88	-65	0	368
Beattie	B09-34	630876	5374459	311.55	343.37	-65.1	0	313
Beattie	B09-35	630874	5374415	312.14	353.49	-60.3	0	321.3
Beattie	B09-36	631167.2	5374373	310.2998	184.46	-61	0	360
Beattie	B09-37	630955	5374417		170	-60	0	429
Beattie	B09-38	631142	5374275	310.31	192.3	-59.4	0	306
Beattie	B09-39	630913	5374373	314.42	171.55	-59.1	0	523
Beattie	B09-40	631092.9	5374362	313.45	165.22	-60	0	609
Beattie	B09-41	630925.6	5374425	312.48	166.9	-60.2	0	591
Beattie	B09-42	630073.1	5374398	282.72	0	-88.8	0	297
Beattie	B09-43	630072.9	5374398	282.78	335.22	-59.7	0	336
Beattie	B09-44	630087.9	5374421	283.44	0	-88.9	0	210
Beattie	B09-45	630087.6	5374422	283.89	324.185	-61.1	0	246
Beattie	B09-46	630651.6	5374221	315.94	170.7	-44.1	0	207
Beattie	B09-47	630871.2	5374450	311.81	179.52	-60	0	609
Beattie	B09-48	630691.7	5374271	314.25	180	-45.2	0	318
Beattie	B09-49	630870.6	5374413	312.1	180.33	-59	0	591
Beattie	B09-50	630873.1	5374364	314.82	354.72	-64.5	0	621
Beattie	B09-51	631327	5374269	300	160	-55	0	222
Beattie	B09-52	630816	5374438	10000	170	-55	0	558
Beattie	B09-53	630757	5374446	10000	170	-55	0	600
Beattie	B09-54	630033	5374365	10000	330	-65	0	107

Beattie	B09-55	630004	5374355	280	170	-65	0	106.4
Beattie	B09-56	629974	5374333	10000	170	-90	0	60
Beattie	B09-56A	629974	5374333	10000	0	-90	0	225
Beattie	B09-57	629974	5374333	280	350	-60	0	219
Beattie	B09-58	630004	5374355	291	0	-90	0	240
Beattie	B09-59	629974	5374333	10000	340	-77	0	240
Beattie	B09-60	629974	5374333	289	170	-67	0	247
Beattie	B09-61	629927	5374337	100000	123	-65	0	123
Beattie	B09-62	630745	5374062	307	200	-55	0	300
Beattie	B09-63	629947	5374122	293	344	-50	0	404
Beattie	B09-64	630027	5374532	292	140	-50	0	123
Beattie	B09-65	630034	5374525	311	311	-55	0	339
Beattie	B09-66	630826	5374352	309	340	-45	0	200
Beattie	B09-67	630949	5374371	10000	140	-45	0	200
Beattie	B09-68	630027	5374532	1000000	151	-65	0	200
Beattie	B87-01	630770.4	5374558	299.7	6	-45	0	76.2
Beattie	B87-02	630843	5374533	303.48	6	-45	0	96.6
Beattie	B87-03	630899	5374537	0	6	-43	0	48.2
Beattie	B87-04	630965.4	5374562	285.3	6	-45	0	48.8
Beattie	B87-05	631015.6	5374549	286.5	8	-45	0	71.9
Beattie	B87-06	631083	5374532	0	16	-45	0	62.5
Beattie	B87-07	631143	5374504	282.3	16	-45	0	78
Beattie	B87-08	631082.5	5374516	289.7	10	-45	0	93.3
Beattie	B87-09	630828.3	5374557	295.84	8	51	0	70.1
Beattie	B87-10	631139.3	5374423	311.2	10	-45	0	266.4
Beattie	B87-11	631139	5374423	0	10	-55	0	264.6
Beattie	B87-12	631206.2	5374456	299.63	6	-45	0	120.7
Beattie	B87-13	630131	5374398	284.9	10	-50	0	221.3
Beattie	B87-14	630065.4	5374397	282.59	349	-60	0	230.1
Beattie	B87-15	629745	5374667	0	186	-59.5	0	321.3
Beattie	B87-16	629776	5374533	0	180	-45	0	129.9
Beattie	B87-17	629776	5374533	0	180	-70	0	120.7
Beattie	B87-18	629714.9	5374515	277.3	180	-45	0	39.6
Beattie	B87-19	630023.6	5374395	282.8	342	-60	0	96.3
Beattie	B87-20	630095.5	5374400	283.82	5	-58	0	202.7
Beattie	B87-21	629970.3	5374367	281.6	338.5	-60	0	93.3
Beattie	B87-22	629855.8	5374507	278.8	180	-70	0	214.6
Beattie	B87-23	629931.3	5374355	281.3	347	-59.5	0	114.6
Beattie	B87-24	629942	5374308	281.22	340	-58	0	93.3
Beattie	B87-25	629887	5374282	0	329	-60	0	45.7
Beattie	B87-26	630001.5	5374315	282.7	265	-60	0	85.3
Beattie	B87-27	629999.4	5374384	281.1	335	-59.5	0	93.3
Beattie	B87-28	629954.9	5374341	281.5	332	-60	0	96.3

Beattie	B87-29	629993.2	5374328	282.4	341	-60	0	190.2
Beattie	B87-30	630023.3	5374259	284.1	277.5	-50	0	99.4
Beattie	B87-31	629924.2	5374281	281.07	329	-50	0	57.5
Beattie	B87-32	629557	5374522	0	172	-48	0	101.2
Beattie	B87-33	630042.5	5374353	288.6	342	-58	0	113.7
Beattie	B87-34	630064	5374208	0	328	-50	0	68.9
Beattie	B87-35	630171	5374170	0	95	-50	0	37.2
Beattie	B87-36	631109.8	5374416	312.7	4	-45	0	158.5
Beattie	B87-37	631170.4	5374432	307.1	4	-45	0	166.7
Beattie	B87-38	631262.2	5374434	297.7	11	-45	0	160.3
Beattie	B87-39	631315.4	5374452	291.8	0	-45	0	123.8
Beattie	B87-40	631415.9	5374485	289.2	11	-47.5	0	110.3
Beattie	B87-41	631474.5	5374482	289.4	11	-45	0	151.2
Beattie	B87-42	631535	5374337	0	360	-65	0	507.8
Beattie	B87-42A	631535	5374337	0	34	-45	358.4	516.9
Beattie	B87-43	630930	53734297	3.5	11	-77.5	0	998.2
Beattie	B87-43A	630930	5374297	305	11	-77.5	456.6	911.7
Beattie	B87-51A	631392.8	5374483	288.6	0	0	0	0
Beattie	B88-44	630092.7	5374378	284.18	9	-66	0	265.5
Beattie	B88-45	629595	5374305	0	3	-47	0	381
Beattie	B88-46	629942.1	5374348	281.3	0	-59.5	0	162.2
Beattie	B88-47	630013.7	5374385	281.1	3	-60	0	92.9
Beattie	B88-48	630064.5	5374420	285.72	360	-65.5	0	234.1
Beattie	B88-49	630287.1	5374249	309.4	3	-46	0	82.3
Beattie	B88-50	630240.3	5374255	307.17	3	-45	0	84.7
Beattie	B88-51	631393	5374483	0	353	-45.5	0	71.9
Beattie	B88-51A	631392.8	5374483	288.6	348	-50	0	123.1
Beattie	B88-52	630099.1	5374437	284.07	5	-62	0	181.7
Beattie	B88-53	630129.8	5374440	284.83	9	-60	0	148.6
Beattie	B88-54	629987.3	5374379	281.9	9	-65	0	111.6
Beattie	B89-01	630312.2	5374275	310.96	360	-45	0	15.54
Beattie	B89-02	630283.7	5374280	309.18	7	-48	0	15.24
Beattie	B89-03	630259.8	5374288	308.74	351	-46	0	15.2
Beattie	B89-04	630233.2	5374280	306.65	356	-44	0	26.2
Beattie	B89-05	630213.8	5374288	301.1	5	-45	0	19.5
Beattie	B89-06	630197.5	5374289	300.9	355	-45	0	16.2
Beattie	B89-07	630176.3	5374284	297.16	5	-45	0	17.1
Beattie	B89-08	630149.3	5374290	295.45	170	-45	0	17.1
Beattie	B89-09	630050.4	5374328	287.4	170	-45	0	139
Beattie	B89-10	630024.4	5374317	284.92	158	-46	0	120.7
Beattie	B90-01	630017.4	5374375	283.02	3	-45	0	198.73
Beattie	B90-02	629995.4	5374308	282.2	176	-45	0	228.6
Beattie	B90-03	629947.9	5374345	281.3	9	-47	0	286.5

Beattie	B91-01	630107.5	5374343	294.3	170	-59	0	75.6
Beattie	B91-02	629948	5374345	0	180	-51.5	0	124.4
Beattie	B92-01	629947.9	5374345	281.3	180	-70	0	185.3
Beattie	B93-01	629980.5	5374313	282.1	169	-60.5	0	72.5
Beattie	B93-02	630082	5374296	290.13	164	-51.5	0	48.2
Beattie	B93-03	630100.5	5374325	293.17	180	-70	0	108.5
Beattie	B93-04	630203.1	5374273	303.6	354	-68.5	0	48.2
Beattie	B94-01	630158.1	5374258	300.23	360	-49	0	61.3
Beattie	B94-02	629948.5	5374346	281.3	180	-73	0	115.5
Beattie	B94-03	630192.4	5374332	299.95	180	-55	0	121.92
Beattie	B95-01	630356.4	5374267	310.11	10	-63	0	32
Beattie	B95-02	630323.3	5374323	299.4	190	-56	0	130.8
Beattie	B95-03	630277.2	5374335	296.69	191	-53	0	121.3
Beattie	B96-01	631476.1	5374517	324.29	360	-45	0	59
Beattie	B96-01A	631476.1	5374517	324.29	0	0	0	0
Beattie	B96-02	629698	5374336	0	360	-45	0	95
Beattie	B96-03	629506	5374350	0	360	-45	0	140
Beattie	B96-04	630323.3	5374323	336.27	360	-45	0	32
Beattie	B97-01	631474.1	5374484	326.18	180	-60	0	180
Beattie	B98-01	629739	5374217	0	180	-58.5	0	285
Beattie	B99-01	631443.1	5374474	329.47	360	-45	0	72
Beattie	B99-02	631442	5374419	0	360	-60	0	222
Donchester	D00-01	631603.3	5374488	302.64	360	-58	0	210
Donchester	D00-02	631789.1	5374651	292.7	180	-45	0	60
Donchester	D00-03	631726	5374564	0	180	-45	0	57
Donchester	D01-01	631835.3	5374532	330.14	0	-45	0	18
Donchester	D01-02	631834.6	5374502	334.79	0	-45	0	63
Donchester	D01-03	631887	5374531	332	360	-45	0	93
Donchester	D01-04	631911.1	5374502	334.9	0	-45	0	0
Donchester	D01-04A	631863	5374500	0	360	-45	0	45.5
Donchester	D01-04B	631854	5375220	0	360	-45	0	84
Donchester	D02-01	631875	5374479	0	180	-70	0	229
Donchester	D03-01	631848	5374462	337.76	360	70	0	303
Donchester	D04-01	631848	5374462	337.76	360	-46	0	123
Donchester	D05-01	631847.9	5374461	337.87	360	-55	0	204
Donchester	D06-01	631665.2	5374631	322.25	164	-71	0	408
Donchester	D07-01	631701	5374495	0	164	-60	0	43.6
Donchester	D07-02	631746	5374497	0	164	-60	0	64.05
Donchester	D08-01	631786	5374479	304.1	360	-65	0	444
Donchester	D08-02	631687.9	5374463	306.6	360	-70	0	744
Donchester	D08-02A	631688	5374462	306.6	360	-73	0	546
Donchester	D08-03	631608	5374485	302.5	360	-73	0	641
Donchester	D08-04	631925.3	5374462	299.9	355	-70	0	503

Donchester	D08-05	631555.8	5374484	291.8	360	-70	0	654
Donchester	D08-06	631497.8	5374481	289	5	-63	0	450
Donchester	D08-07	631741	5374426	311	360	-67	0	747
Donchester	D08-08	631793.1	5374414	312.5	360	-63	0	661
Donchester	D08-09	631835.8	5374413	312.2	360	-65	0	717
Donchester	D08-10	631957	5374446	298.2	360	-65	0	166
Donchester	D08-10B	631957	5374446	298.1	5	-72	0	733.6
Donchester	D08-11	631886.8	5374447	302.41	31.3	-70.2	0	621.5
Donchester	D08-12	631822.4	5374586	289.3	180	-70	0	678
Donchester	D08-13	631443.1	5374474	292.4	5	-65	0	417
Donchester	D08-14	6311839	5374282	313	164	-72	0	231
Donchester	D08-15	631882.1	5374269	313.4	164	-55	0	441
Donchester	D08-16	631837	5374269	312.9	175	-45	0	294
Donchester	D08-17	631949.1	5374273	310.6	180	-45	0	363
Donchester	D08-18	631786	5374479	313	360	-57	0	447
Donchester	D08-19	631816	5374490	303	360	-65	0	320
Donchester	D08-20	631937.5	5374379	302.1	350	-65	0	726
Donchester	D08-21	631953.1	5374500	296.5	5	-50	0	117
Donchester	D08-22	631953.1	5374500	296.1	360	-65	0	222.2
Donchester	D08-23	631427.3	5374256	301.3	175	-50	0	306
Donchester	D08-24	631479.9	5374256	301.2	180	-50	0	294
Donchester	D08-25	631532.1	5374247	301.8	180	-60	0	315
Donchester	D08-26	631579	5374239	302.6	180	-60	0	255
Donchester	D08-27	631630.2	5374240	302	202.9	-68.1	0	326.8
Donchester	D08-28	631677.7	5374251	304	180	-70	0	363
Donchester	D08-29	631728.6	5374245	305.5	180	-70	0	387
Donchester	D08-30	632035.5	5374433	295.2	5	-60	0	249.8
Donchester	D08-31	631528.9	5374284	300.8	180	-65	0	414
Donchester	D08-32	631475.3	5374286	300.4	180	-60	0	384
Donchester	D08-33	631625	5374278	302.3	180	-65	0	170
Donchester	D08-34	631625	5374278	302.3	175	-70	0	164.5
Donchester	D08-35	632079.8	5374392	295.5	5	-65	0	309.6
Donchester	D08-36	632115.8	5374314	301.9	5	-65	0	729.9
Donchester	D08-37	632132.8	5374370	299.5	10	-65	0	513
Donchester	D08-38	632067	5374342	295.5	5	-65	0	690
Donchester	D08-40	631722.1	5374284	309.6	175	-70	0	579
Donchester	D08-41	631787.3	5374268	312	175	-50	0	369
Donchester	D08-42	631894.5	5374245	312.4	175	-45	0	330
Donchester	D08-43	632041	5374247	306	180	-45	0	329
Donchester	D08-44	632097.7	5374269	304.6	180	-45	0	108
Donchester	D08-45	632097.7	5374269	304.3	180	-55	0	127.5
Donchester	D08-46	632148.9	5374237	304.4	175	-45	0	150
Donchester	D08-47	632148.7	5374237	304.4	175	55	0	180.4

Donchester	D08-48	632133	5374196	310.5	175	-45	0	408
Donchester	D09-01	631738	5374469	306.67	10	-65	0	48
Donchester	D09-01B	631738	5374464	306.67	10	-65	0	681
Donchester	D09-02	632035.8	5374413	296.67	13.18	-64	0	305
Donchester	D09-03	632140.5	5374416	296.67	340	-61.4	0	441
Donchester	D09-04	632151	5374471	300	20	-55	0	225
Donchester	D09-05	632078.8	5374405	295.3819	15.33	-53.6	0	254
Donchester	D09-06	632078.7	5374405	294.7318	14.73	-64.5	0	525
Donchester	D09-07	632160.8	5374296	304.5525	17.8	-64.8	0	729
Donchester	D09-08	632171.2	5374343	301.8233	13.01	-60.5	0	516
Donchester	D09-09	632197.9	5374231	302.2942	183.33	-57.5	0	136
Donchester	D09-10	632197.6	5374232	302.4281	180	-65	0	178
Donchester	D09-11	632242	5374217	299.271	198.35	-56.1	0	130
Donchester	D09-12	632242.2	5374217	299.5844	200.6	-75	0	202
Donchester	D09-13	632298.8	5374234	299.4721	194.685	-65.2	0	373
Donchester	D09-14	631861.5	5374490	298.1516	26.35	-61.3	0	420
Donchester	D09-15	631735	5374470	306.7875	9.9	-51.1	0	318
Donchester	D09-16	631795.7	5374502	298.98	17.45	-67.3	0	300
Donchester	D09-17	631687.2	5374463	306.7	15.45	-46	0	258
Donchester	D09-18	631641.7	5374490	303.62	17.24	-43.6	0	372
Donchester	D09-19	632214.8	5374316	302.84	16.75	-49.7	0	383
Donchester	D09-20	632267.2	5374317	301.62	14.91	-48.9	0	384
Donchester	D09-21	631654.3	5374314	304.36	156.35	-63.7	0	453
Donchester	D09-22	631661.5	5374296	303.45	160.88	-55.9	0	420
Donchester	D09-23	631628.3	5374258	302.76	183.5	-63.8	0	288
Donchester	D09-24	631797	5374317	300	195	-45	0	306
Donchester	D09-25	632184	5374191	100000	180	-45	0	234
Donchester	D09-26	632184	5374191	0	180	-60	0	270
Donchester	D09-27	632228	5374171	100000	180	-45	0	180
Donchester	D09-28	632277	5374212	300	190	-60	0	459
Donchester	D09-29	632339	5374194	308	200	-50	0	273
Donchester	D09-30	632346	5374247	300	200	-60	0	522
Donchester	D09-31	632384	5374233	300	190	-60	0	495
Donchester	D09-32	632396	5374193	307	190	-60	0	462
Donchester	D09-33	632443	5374218	317	200	-60	0	534
Donchester	D09-34	632438	5374165	311	185	-50	0	444
Donchester	D09-35	632051	5374479	286	20	-50	0	192
Donchester	D09-36	632101	5374461	286	20	-50	0	228
Donchester	D09-37	632199	5374439	290	10	-50	0	219
Donchester	D09-38	632179	5374391	299	10	-60	0	389
Donchester	D09-39	632227	5374430	299	10	-50	0	244
Donchester	D09-40	632224	5374375	303	10	-60	0	420
Donchester	D09-41	632291	5374420	301	10	-50	0	56

Donchester	D09-42	632286	5374367	307	10	-60	0	363
Donchester	D09-43	632326	5374399	307	10	-50	0	327
Donchester	D09-45	632484	5374176	314	200	-55	0	480
Donchester	D09-46	632284	5374409	307	30	-60	0	222
Donchester	D09-50	632475	5374140	300	200	-53	0	135.3
Donchester	D96-01	631535.8	5374524	325.09	0	-45	0	74
Donchester	D96-02	631586	5374585	0	360	-45	0	104
Donchester	D96-03	631558	5374475	0	360	-45	0	86
Donchester	D96-04	631603	5374585	0	180	-45	0	68
Donchester	D97-01	631463	5374537	0	0	-62	0	117
Donchester	D97-02	631586.1	5374510	332.59	180	-62	0	180
Donchester	D98-01	631558	5374474	0	360	-61	0	132
Donchester	D98-02	631667.3	5374592	322.42	180	-61	0	120
Donchester	D99-01	631723	5374640	0	180	-45	0	99
Donchester	D99-02	631745	5374657	0	180	-60	0	153
Donchester	D99-03	631764	5374622	0	180	-45	0	60

Plate A – Drill Holes



Appendix 2

Resource Blocks

Beattie - North Zone - Resources (2.4 g.Au/1.2m) - 630700E to 631300E

DDH / Trench	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B87-01	29.57	12.19	9.00	15,070.35	2.67	40,238	5.51	221,710.40	Ind.
	35.05	37.49							
Tr-3A	23.77	9.14	2.74	595.29	2.67	1,589	6.07	9,647.75	meas.
B87-09	30.48	37.18	3.55	4,023.02	2.67	10,741	3.09	33,191.16	Ind.
B87-02		see below - South Zone in 1.0 g.Au/t cut-off							
Tr-4A	7.62	22.56	2.74	471.03	2.67	1,258	14.67	18,449.56	meas.*
Tr-5A	28.04	7.92	3.66	812.80	2.67	2,170	2.91	6,315.22	meas.
Tr-5A	7.62	16.15	3.66	450.41	2.67	1,203	2.91	3,499.56	Ind.
Tr-6A	35.97	8.53	6.40	1,963.67	2.67	5,243	2.57	13,474.54	meas.#
B87-03	50.29	7.62	7.66	2,935.39	2.67	7,837	4.68	36,679.42	Ind.
B87-04	49.68	24.99	3.29	4,084.55	2.67	10,906	4.06	44,277.29	Ind.
B87-05	60.35	24.99	3.40	5,127.70	2.67	13,691	4.54	62,156.93	Ind.
B87-06	64.62	27.43	11.72	20,774.01	2.67	55,467	3.40	188,586.48	Ind.
B87-08		see below - South Zone							
B87-07	57.3	45.72	4.55	11,919.89	2.67	31,826	3.89	123,803.55	Ind.
B87-12	57.3	30.48	2.92	5,099.79	2.67	13,616	3.32	45,206.59	Ind.
Total		**918.07**	**4.19**	**3,842.79**		**10,260.24**	**4.67**	**47,887.06**	**meas.**
* - uncut grade		**12202.44**	**5.69**	**69,485.10**		**185,525.23**	**4.09**	**759,111.38**	**Ind.**
# - incl. For continuity									



Plate B

NORTH ZONE
LONGITUDINAL SECTION (facing north)
CLIFTON STAR RESOURCES INC.
DUPARQUET TOWNSHIP, QUEBEC

LEGEND

INFERRED RESERVES

INDICATED RESERVES

MEASURED RESERVES

RESERVES IN PLACE JANUARY 1954 E29,000 @ 0.097 above 3rd level

FAULT

TONNAGE / VALUE (troy ounces gold per ton)   DRILLHOLE INTERCEPT

Collar of width (feet) DRILLHOLE INTERCEPT

PROPOSED DRILLHOLE

Beattie - South Zone - Resources (2.4 g.Au/1.2m) - 630700E to 631300E

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B87-04	50	50	11.73	29,325.00	2.67	78,298	2.99	234,110.27	Ind.
B87-05	50	61	3.37	10,278.50	2.67	27,444	9.59	263,184.08	Ind.
B87-06	64	27	2.67	4,613.76	2.67	12,319	3.05	37,572.15	Ind.
B87-08	64	50	3.03	9,696.00	2.67	25,888	3.34	86,466.99	Ind.
B87-07	57	46	3.02	7,918.44	2.67	21,142	3.43	72,517.87	Ind.
B87-12	57	50	2.35	6,697.50	2.67	17,882	2.57	45,957.58	Ind.
Total		**15950.00**	**4.30**	**68,529.20**		**182,972.96**	**4.04**	**739,808.93**	**Ind.**

Beattie - North Zone - Inferred Resources (2.4 g.Au/1.2m) - 630600E to 631400E

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT
B09-12	60	43	2.66	6,862.80	2.67	18,324	2.97	54,421.32
B09-11	74	40	1.46	4,321.60	2.67	11,539	2.81	32,423.67
B09-31 (U)	66	40	1.34	3,537.60	2.67	9,445	3.16	29,847.44
B09-31 (L)	66	40	1.34	3,537.60	2.67	9,445	6.22	58,750.34
B09-33	40	8	1.73	1,607.17	2.67	4,291	3.68	15,791.41
	31	15						
	12	12						
B09-13	92	44	1.83	7,407.84	2.67	19,779	3.60	71,204.16
B09-18	42	35	1.37	2,013.90	2.67	5,377	2.68	14,410.66
B09-27	59	19	1.45	7,312.35	2.67	19,524	8.97	175,130.05
	74	53						
B87-42A	51	100	2.48	12,648.00	2.67	33,770	5.08	171,552.41
B09-02	38	22	1.77	4,584.30	2.67	12,240	2.96	36,230.64
	49	14						
	20	12						
	18	46						
B09-03 (U)	47	48	1.58	5,305.64	2.67	14,166	3.44	48,731.24

	22	31							
	20	21							
B09-03 (L)	47	48	1.58	5,305.64	2.67	<u>14,166</u>	<u>2.57</u>	<u>36,406.77</u>	
	22	31							
	20	21							
Total		**36,716**	**1.76**	**64,444.44**		**172,066.65**	**4.33**	**744,900.11**	**Inf.**

Beattie Northeast Extension - Resources (2.4 g.Au/1.2m) - Upper Zone - 631400E to 631506E

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B87-40	42	66	5.41	14,996.52	2.67	40,041	2.98	119,321.31	
B99-02	42	73	2.59	7,940.94	2.67	21,202	3.12	66,151.21	
B96-1	43	22	7.59	7,180.14	2.67	19,171	4.53	86,844.51	
B96-02	43	38	5.78	9,444.52	2.67	25,217	3.67	92,545.91	
B87-41	43	42	9.27	16,741.62	2.67	44,700	4.25	189,975.53	
B98-01	43	23	2.48	4,622.72	2.67	12,343	3.91	48,259.81	
	35	25							
B87-10	61	61	2.46	9,153.66	2.67	24,440	4.08	99,716.31	
B97-01	43	60	7.45	19,221.00	2.67	<u>51,320</u>	5.55	<u>284,826.39</u>	
D08-13		does not meet grade/width constraints							
Total		**14,668**	**5.46**	**89,301.12**		**238,434**	**4.14**	**987,640.98**	**Inf.**

Beattie Northeast Extension - Inferred Resource - Lower Zone-631400E to 631506E

B99-02	61	61	2.68	9,972.28	2.67	26,626	2.74	72,955.21	
B87-10	<u>61</u>	<u>61</u>	8.19	<u>30,474.99</u>	2.67	<u>81,368</u>	<u>4.04</u>	<u>328,727.62</u>	
Total		**7,442**	**5.44**	**40,447.27**		**107,994.21**	**3.72**	**401,682.83**	**Inf.**


Elevation 300.0 m
630800E
631200E
B08-18
6.11 / 1.0
close to U/G workings
not included in resources
B08-75
2.90 / 2.15
below cut-off
B08-77
3.85 / 2.82
B08-76
1.90 / 0.45
Clifton Star Resources Inc.
Beattie Mine Property
Northeast Extension
Upper Zone
630800E - 631200E
Scale: 1 to 2000
0
50
100
metres

Plate C - figure 1



Plate C - figure 2

Clifton Star Resources Inc.

Beattie - Donchester Properties

Upper Zone

631200E - 632000E

Scale: 1 to 2000


630400E
630600E
630800E
631000E
631200E
Elevation: 300.0 m
B08-18
hit UGO
B08-18A
6.16/1.30
hit UGO
B87-10
4.10/14.02
B08-76
3.22/5.0
B08-77
4.11/3.0
B08-75
4.69/4.0
Clifton Star Resources Inc.
Beattie Mine Property
Northeast Extension
Lower Zone
630600E - 631400E
Scale: 1 to 2000
0
50
100
metres
Plate D - figure 1

Plate D - figure 2



631200E
631400E
631600E
632000E
Elevation: 300.0 m
B09-06
C&D
6.01/3.20
B87-10
4.04/8.54
B08-92
2.07/4.0
B99-02
2.74/4.7
B98-01
1.10/11.5
Approximate Beattie Boundary
Approximate Donchester Boundary
D98-01
3.22/3.80
HW 1.60
D99-02
4.80/7.3
D00-03
2.87/3.2
D01-03
2.25/3.15
D04-01
3.87/6.0
D09-14
1.95/3.4
D05-01
2.96/7.1
D08-12
2.60/3.3
D03-01
4.02/3.5
D08-19
2.72/4.0
D08-30
9.08-2.8
D09-18
2.26/5.0
D08-01
3.77/9.0
D08-01
3.02/10.6
D08-04
4.79/11.0
HW 4.39
D08-08
1.24/0.30
D08-08
1.26/0.5
D06-01
5.90/2.10
D08-03
2.22/5.0
D08-05
2.47/2.0
D08-09
1.90/2.03
D08-11
5.82/3.0
D08-07
2.86/6.0
D08-07
3.16/8.8
D08-02
6.98/1.0
D08-20
2.83/3.2
HW 1.28
Clifton Star Resources Inc.
Beattie - Donchester Properties
Northeast Extension
Lower Zone
631200E - 632000E
Scale: 1 to 2000
0
50
100
metres

Beattie Northeast Extension - Inferred Resources (2.4 g.Au/1.2m) - Upper Zone - 631000E to 631200E

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B08-77	51	70	1.21	4,319.70	2.67	11,534	3.85	44,404.36	upper
B08-10	50	44	1.19	2,618.00	2.67	6,990	4.08	28,519.44	upper
B08-75	50	58	1.18	3,422.00	2.67	9,137	2.44	22,293.65	upper
sub-total		8670	1.19	10,359.70		27,660.40	3.44	95,217.45	**Inf.**

Beattie Northeast Extension - Inferred Resources (2.4 g.Au/1.2m) - 631000E to 631200E (Lower)

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B08-76	30	50	2.32	5,823.20	2.67	15,548	3.22	50,064.38	lower
	50	19							
	12	5							
B08-75	51	50	1.86	5,234.04	2.67	13,975	4.60	64,284.48	lower
	44	6							
B08-10	50	50	6.50	16,250.00	2.67	43,388	4.08	177,021.00	lower
B08-77	16	17	1.33	3,751.93	2.67	10,018	4.11	41,172.55	lower
	26	12							
	43	11							
	36	49							
Sub-total		10,645	1.82	31,059.17		39,540	8.41	332,542.41	**Inf.**

Beattie Northwest Section - North Zone - 629950E to 630600E

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B87-24	78	34	1.96	5,197.92	2.67	13,878	2.30	31,920.43	Ind.
B87-28	68	26	1.39	3,750.22	2.67	10,013	3.01	30,139.39	Ind.
	64	13							
	32	4							
	-10	3							
B87-21	24	33	4.61	4,273.44	2.67	11,410	5.93	67,661.80	Ind.
	34	4							

B88-48	23	8	9.43	11,202.84	2.67	29,912	3.71	110,971.97	Ind.
	36	15							
	29	16							
B87-33	16	6	2.08	1,963.52	2.67	5,243	5.45	28,572.16	Ind.
	50	6							
	22	9							
	50	7							
B87-14	73	17	6.16	15,714.16	2.67	41,957	3.89	163,211.98	Ind.
	70	5							
	48	20							
B08-37	68	66	1.94	4,968.34	2.67	13,265	2.94	39,000.48	Ind.
	-41	47							
B88-53	33	39	2.32	2,985.84	2.67	7,972	7.70	61,385.88	Ind.
B08-11	43	32	9.08	24,915.52	2.67	66,524	3.45	229,509.31	Inf.
	57	24							
B08-08A	41	47	6.65	12,814.55	2.67	34,215	7.19	246,004.76	Ind.
B88-52	50	6	3.24	972.00	2.67	2,595	4.05	10,510.72	Ind.
B87-20	51	3	3.30	2,671.35	2.67	7,133	3.66	26,104.97	Ind.
	50.5	13							
B08-41	49.5	9	2.86	4,105.53	2.67	10,962	13.50	147,983.83	Ind.
	55	18							
B88-44	69.5	31	6.32	20,413.60	2.67	54,504	5.04	274,701.73	Ind.
	82	3							
	82	7							
	73	3.5							
B08-36	40	43	11.22	19,298.40	2.67	51,527	2.56	131,908.42	Inf.
B08-67	55	43	2.04	4,824.60	2.67	12,882	5.81	74,842.57	Ind.
B08-58	47	43	6.56	13,257.76	2.67	35,398	2.88	101,946.87	Ind.
Total	27330		4.59	106,129.83		292,091.84	4.85	1,415,712.55	Ind.
	4464		4.59 (4.70 arith.c mean)	19,298.40		118,051.17	3.06	361,417.74	Inf.

Elevation: 300.0m
630000E
630200E
Main Shaft
630400E
630600E
Crown Pillar (collapsed ?)
Mined Out
No. 1
Winze
Level 8
F.W. Zone
extend?
Clifton Star Resources Inc.
Beattie Property
Northwest Extension
North Zone
Scale: 1 to 2000
0
50
100
metres

Plate E

Beattie Northwest Section - RW Zone - 629900E to 630300E

Hole Number	Area	(m^2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B87-21#	29	32	4.61	5,931.24	2.67	15,836	5.93	93,909.92	Ind.
	24	15							
B87-27	19	16	1.67	579.07	2.67	1,546	2.40	3,710.70	Ind.
	19	2.25							
B87-19	17	37	4.04	2,541.16	2.67	6,785	2.84	19,269.11	Ind.
B87-14	44	24	3.20	3,379.20	2.67	9,022	2.92	26,345.59	Ind.
B88-48*	55.5	25	7.84	10,878.00	2.67	29,044	6.91	200,695.84	Ind.
B88-52	43	37.5	1.79	2,886.38	2.67	7,707	2.62	20,191.35	Inf.
B87-20	20	8.5	5.32	8,788.64	2.67	23,466	3.49	81,895.18	Inf.
	57	14							
	57	12							
B08-37	48.5	24	1.98	6,536.97	2.67	17,454	6.05	105,594.94	Inf.
	45	47.5							
B08-55	60	33.5	1.69	3,396.90	2.67	9,070	3.20	29,023.11	Inf.
B08-33	31.5	26	2.12	2,094.56	2.67	5,592	2.73	15,267.46	Inf.
	13	13							
B08-10	35	8	5.14	5,448.40	2.67	14,547	5.08	73,899.92	Inf.
	26	30							
B08-52*	37	30	5.07	5,622.15	2.67	15,011	4.55	68,300.69	Ind.
B08-50	36	30	1.72	1,857.60	2.67	4,960	2.54	12,597.87	Ind.
B08-14	57	44.5	11.89	39,870.14	2.67	106,453	5.58	594,009.31	Inf.
	49.5	16.5							
B08-68	61	61	3.23	12,018.83	2.67	32,090	3.26	104,614.30	Inf.
Total		**6,897**	**4.46**	**30,788.42**		**82,205**	**5.17**	**424,829.71**	**Ind.**
		17,698	**4.58 (3.55 arith.c mean)**	**81,040.82**		**216,379**	**4.73**	**1,024,495.57**	**Inf.**

- N + Intermediate - thickness halved

* - A + Intermediate - thickness halved

Plate F - figure 1


Clifton Star Resources Inc.
Beattie Mine Property
Northwest Extension
RW Zone
Scale: 1 to 1000
0
25
50
metres
Elevation: 300.0m
630000E
630100E
630200E
630300E
B87-24
2.32 / 2.44
B8-28
1.03 / 1.52
B87-26
1.37 / 1.27
B87-21
5.93 / 15.51
(inter & M)
B87-27
2.40 / 3.04
B88-54
2.10 / 3.05
B87-29
0.84 / 2.68
B87-19
2.84 / 6.7
B87-14
2.06 / 1.22
B87-33
2.15 / 3.05
B88-47
2.92 / 3.20
B88-48
6.91 / 24.33
(Inter & A)
B88-52
2.62 / 2.51
B87-20
3.49 / 7.69
B88-44
2.21 / 2.74
B87-13
2.05 / 3.05
B88-53
1.20 / 1.52
B08-37
6.05 / 3.60
B08-55
3.20 / 2.5
B08-05
2.54 / 1.0
B08-34
1.95 / 3.0
B08-33
2.73 / 3.0
B08-45
1.20 / 1.0
? RS Zone
B08-43
2.67 / 5.0
B08-10
5.08 / 9.0
B08-14
?
5.58 / 7.2
RA & RS Zone
B08-52
4.55 / 20.4
(RW & RS)
B08-50
2.54 / 3.0
B08-85
0.49 / 3.0


630600E
630800E
631000E
631200E
631400E
Elevation: 312.0m
B09-10
3.24/3.9
B09-31
1.37/2.0
B09-33
NS
B09-15
2.34/2.05
B09-34
1.62/2.0
B09-35
NSV
B09-12
1.98/5.0
B09-11
2.23/3.1
B09-13
NSV
B09-32
2.73/5.0
B09-50
1.47/3.0
B09-29
NS
B09-27
NSV
B09-20
0.62/2.6
B09-18
1.65/2.0
B09-24
1.43/4.3
B09-02
1.80/3.25
B09-03
1.09/2.6
B09-09
1.95/2.0
B09-05
1.11/2.05
Clifton Star Resources Inc.
Beattie Property
Northwest Extension
RW Zone
Scale: 1 to 2000
0
50
100
metres

Plate F - figure 2

Beattie Northwest Extension - RS Zone - 629900E to 630500E

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B08-30	32	5	3.60	2,959.20	2.67	7,901	3.06	24,177.26	Ind.
	10	6							
	22	16							
	25	10							
B08-37	29	9	1.98	5,650.92	2.67	15,088	6.05	91,282.14	Ind.
	32	8							
	71	23							
	32	22							
B08-41	64	43	2.86	7,870.72	2.67	21,015	15.50	325,729.75	Ind.
B88-48	24	33	7.84	6,460.16	2.67	17,249	6.91	119,188.01	Inf.
	8	4							
B87-13	47	28	2.50	3,290.00	2.67	8,784	15.50	136,156.65	Inf.
B08-52*	44	12	5.07	5,769.04	2.67	15,403	4.56	70,239.15	Inf.
	36	16							
	7	5							
B08-59	35	64	2.44	5,382.64	2.67	14,372	4.94	70,995.95	Ind.
	-17	2							
Total		**8,634**	**2.53**	**21,863.48**		**58,375.49**	**8.77**	**512,185.08**	**Ind.**
		3,279	**4.73** (3.17 arith.c mean)	**15,519.20**		**41,436.25**	**7.86**	**325,583.82**	**Inf.**

* - A + Intermediate - thickness halved

Beattie Northwest Extension - RW Zone - 630600E to 631400E

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B09-12	68	22	1.19	6,545.00	2.67	17,475	2.51	43,862.63	
	52	77							
B09-30	129	17	1.61	11,992.89	2.67	32,021	3.99	127,763.86	
	146	36							
B09-32	50	115	2.05	11,787.50	2.67	31,473	4.04	127,149.41	
Total		**18,699**	**1.62**	**30,325.39**		**80,968.79**	**3.69**	**298,775.89**	**Inf.**

RS Zone Resources - Inferred - 630700E to 631400E

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B09-66	27	74	3.36	6,713.28	2.67	17,924	6.27	112,386.35	Ind.
B09-32	27	74	6.34	12,667.32	2.67	33,822	8.06	272,603.26	Ind.
B09-49	43	41	3.21	5,659.23	2.67	15,110	4.91	74,190.81	Inf.
B09-41	23	80	1.31	2,410.40	2.67	6,436	2.44	15,703.27	Ind.
B09-37	55	80	2.04	8,976.00	2.67	23,966	6.15	147,390.41	Inf.
B09-18	79	15	1.51	3,281.23	2.67	8,761	3.02	26,457.87	Inf.
	76	13							
Sub-total		**5,836**	**3.73**	**21,791.00**		**58,181.97**	**6.89**	**400,692.88**	**Ind.**
		8,336	**2.15**	**17,916.46**		**47,836.95**	**5.19**	**248,039.09**	**Inf.**



Plate G - figure 1

Clifton Star Resources Inc.

Beattie Property
RS Zone

Scale: 1 to 2000

Elevation: 300.0m


630600E
630800E
631000E
631200E
631400E
Elevation: 298.0m
B09-13
2.00/2.0
B09-66
5.03/12.0
B09-32
6.97/17.0
B09-50
2.04/4.0
B09-48
2.22/27.0
B09-39
2.71/1.32
B09-41
2.00/6.0
B09-37
5.26/5.7
B09-53
1.22/2.0
B09-47
1.44/3.74
B09-29
NSV
B09-27
1.26/2.1
B09-09
1.49/2.0
B09-18
2.74/3.0
B09-20
1.93/2.13
B09-05
1.60/2.0
Clifton Star Resources Inc.
Beattie Property
Northwest Extension
RS Zone
Scale: 1 to 2000
0
50
100
metres

Plate G - figure 2

Beattie South Zone

"A" Vein Resources - Inferred (2.4 g.Au/1.2m) - 629800E - 631000E

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT
B87-24	39	44	2.19	3,758.04	2.67	10,034	3.12	31,305.98
B08-38	61	61	2.08	7,739.68	2.67	20,665	3.08	63,648.03
B94-03	59	78	2.44	11,228.88	2.67	29,981	2.40	71,954.66
B08-28	59	50	2.11	6,224.50	2.67	16,619	2.81	46,700.56
B08-01A	39	50	2.15	4,192.50	2.67	11,194	2.63	29,440.15
B08-21	38	5	1.50	285.00	2.67	760.95	4.96	3,774.31
B08-17	61	61	4.99	18,567.79	2.67	49,576	3.64	180,456.64
B09-49	61	61	1.75	6,511.75	2.67	17,386	3.50	60,852.30
B09-47	61	61	2.44	9,079.24	2.67	24,242	3.36	81,451.68
B09-36	61	61	1.22	4,539.62	2.67	12,121	4.81	58,300.98
Total		30,013	2.40	72,127.00		192,579.09	3.26	627,885.29	Inf.

"B" Vein Resources - Inferred (2.4 g.Au/1.2m) - 629800E to 631000E

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT
B92-01	50	14	1.18	826.00	2.67	2,205	7.89	17,400.76
B89-10	36	18	3.65	2,365.20	2.67	6,315	3.08	19,450.46
B02-02	38	10	2.88	2,541.60	2.67	6,786	3.47	23,547.67
	33.5	15						
B93-03	17	29	1.99	981.07	2.67	2,619	3.00	7,858.37
B94-03	30.5	30.5	1.20	1,116.30	2.67	2,981	3.74	11,147.15
B08-60	30.5	30.5	4.88	4,539.62	2.67	12,121	4.56	55,270.78
B08-65	47	20	1.74	1,635.60	2.67	4,367	3.40	14,847.98
B93-01	18	10	1.48	266.40	2.67	711	4.70	3,343.05
B08-72	30.5	51	1.83	2,846.57	2.67	7,600	4.66	35,417.53

B09-51	58	43	1.99	4,963.06	2.67	13,251	4.46	59,101.11	
B09-49 (U)	80	17	1.35	6,947.10	2.67	18,549	4.95	91,816.35	
	80	21							
	37	33							
	37	15							
	22	15							
B09-49 (L)	80	17	1.35	6,947.10	2.67	18,549	3.99	74,009.54	
	80	21							
	37	33							
	37	15							
	22	15							
B09-06	57	47	1.20	3,214.80	2.67	8,584	4.35	37,338.29	
Total		**22,725**	**1.72**	**39,190.42**		**104,638.41**	**4.31**	**450,549.05**	**Inf.**

Beattie Section - 631200E to 631400E ("B" Vein) Inferred Resources

Hole Number	Area	(m^2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B08-72	61	61	1.83	6,809.43	2.67	18,181	4.66	**84,724.29**	Inf.


630000E
630200E
630400E
630600E
87-24
3.94/1.65
94-02
2.64/0.61
91-01
1.37/1.83
93-03
2.06/2.28
94.03
2.40/2.74
08-38
3.08/3.05
08-60
0.66/1.4
08-28
2.81/2.8
08-27
2.29/2.0
Elevation 310.0m
08-01A
2.63/2.4
CLIFTON STAR RESOURCES INC.
Beattie Mine Property
"A" Vein
629800E - 630600E
Scale: 1 to 2000
0
50
100
metres

Plate H - figure 1

Plate H - figure 2


630600E
631000E
631400E
Elevation: 310.0 m
8-20
LV
08-01A
2.63/2.4
08-21
4.96/1.75
08-15-LV
08-65
1.21/2.5
08-05A
2.50/0.7
08-02
2.57/0.4
08-17
3.64/10.4
08-63
1.80/1.75
08-91
0.61/4.0
08-72
1.59/3.0
08-73
1.18/0.5
CLIFTON STAR RESOURCES INC.
Beattie Mine Property
South Zone
"A" Vein
630600E - 631400E
Scale: 1 to 2000
0
50
100
metres

Plate H - figure 3


630600E
630800E
631000E
631200E
631400E
Elevation: 310.0m
B09-21 B
1.03 / 2.0
B09-39 B
1.51 / 4.0
B09-49 A
3.50 / 3.9
B09-49 B
2.69 / 15.0
B09-52 LV A
B09-52 B
1.19 / 3.4
B09-37 B
NS
B09-41
2.04 / 4.1
B09-47 A
2.64 / 3.5
B09-53 B
1.17 / 2.0
B09-47 B
1.73 / 4.0
B08-22 F
3.30 / 2.0
B09-17 B
1.34 / 2.0
B09-19 B
1.38 / 2.8
B09-28 A
1.04 / 2.0
B09-40 A
NV
B09-36 A
4.81 / 3.0
B09-40 B
2.30 / 3.13
B09-36 B
NS
B09-08 B
1.44 / 2.0
B09-06B
4.35 / 3.2
B08-72 A
1.59 / 3.0
B09-51A
A 2.06 / 2.45
B09-51
B
2.52 / 12.0
B09-01 B
1.85 / 3.0
E
B09-01
1.03 / 2.0
B08-72 B
4.66 / 2.0
B
B09-51 E
1.77 / 8.0
B08-72
3.22 / 0.75
E
B09-04 E
1.75 / 2.0
B08-73 F
4.00 / 2.5
B09-40 E
1.32 / 10.0
0
50
100
metres

Clifton Star Resources Inc.

Beattie Mine Property

A, B, E & F Veins

Scale: 1 to 2000



Plate I - figure 1

CLIFTON STAR RESOURCES INC.
Beattie Mine Property
South Zone
"B" Vein
629800E - 630600E

Scale: 1 to 2000



Plate I - figure 2

Clifton Star Resources Inc.

Beattie Property
South Zone
B Vein

Scale: 1 to 2000

Beattie Resources (min. 2.4 g.Au/1.2m)
South Zone ("C" Vein) - 629800E to 630200E

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B91-02	17.5	19	1.95	1,365.00	2.67	3,645	2.88	10,496.30	Ind.
	19.5	5							
	21.5	12							
	4	3							
B87-26	18.5	7.5	1.52	521.36	2.67	1,392	9.94	13,836.79	Ind.
	23.25	4							
	22.25	5							
B08-12	26.5	25	3.10	2,053.75	2.67	5,484	3.30	18,095.59	Ind.
B89-10	49	11	2.13	1,307.82	2.67	3,492	3.43	11,977.15	Ind.
	25	3							
B08-07	20.5	21.25	1.51	1,140.05	2.67	3,044	2.81	8,553.45	Ind.
B90-01	18.25	17.5							
	18.5	24	1.51	670.44	2.67	1,790	2.81	5,030.11	Inf.
B08-08A		898	8.92	8,010.16	2.67	21,387	6.35	135,808.26	Ind.
B08-08A		541	8.92	4,821.26	2.67	12,873	6.35	81,742.05	Inf.
B08-09	14	18.5	12.42	10,296.18	2.67	27,491	3.59	98,691.97	Ind.
	19	30							
B93-02	19	18.5	1.52	884.64	2.67	2,362	6.38	15,069.49	Ind.
	29	7							
	3.5	5.5							
	5.5	1.5							
B08-82	20	19.5	5.09	3,000.56	2.67	8,011	4.33	34,689.72	Ind.
	19	10.5							
B02-02	30.5	18.5	4.51	2,544.77	2.67	6,795	4.22	28,672.91	Ind.
B02-03	22.5	23.5	4.21	2,226.04	2.67	5,944	3.39	20,148.53	Ind.
B08-83	13.5	13.5	7.63	5,957.12	2.67	15,906	2.70	42,944.90	Ind.
	12	13							
	27	11.5							
	12	11							
B93-03	27.5	15	1.43	589.88	2.67	1,575	2.45	3,858.67	Ind.

B93-03	25	22.5	1.43	1,204.06	2.67	3,215	2.45	7,876.36	Inf.
	21.5	13							
B92-03	34	25.50	2.29	2,099.93	2.67	5,607	2.52	14,129.17	Ind.
	25	2.00							
B92-03	27.5	15.00	2.29	944.63	2.67	2,522	2.52	6,355.81	Inf.
surf. 5A	87.24	4.57	1.20	478.42	2.67	1,277	2.26	2,886.91	meas.
B02-01	5	5	3.51	2,041.07	2.67	5,450	3.53	19,237.24	Ind.
	42	6							
	42	7.25							
B91-01	5	3	1.22	557.24	2.67	1,488	3.84	5,713.22	Ind.
	15.5	7.5							
	31	10.5							
B08-84	21	3.5	3.02	1,553.79	2.67	4,149	4.04	16,760.42	Ind.
	21	21							
B94-01	24	26	1.22	1,246.23	2.67	3,327	4.39	14,607.44	Ind.
	26.5	15							
B03-02	33	29	2.10	2,009.70	2.67	5,366	3.70	19,853.83	Ind.
B03-02	14.5	23	2.10	2,817.15	2.67	7,522	3.70	27,830.62	Inf.
	32	31.5							
B05-01	30	30	1.66	1,494.00	2.67	3,989	5.35	21,341.04	Ind.
B05-01	30.5	32	1.66	1,620.16	2.67	4,326	5.35	23,143.18	Inf.
B91-01	32.5	7.5	1.22	660.33	2.67	1,763	4.39	7,739.87	Ind.
	35	8.5							
B94-03	30	69	1.58	3,245.32	2.67	8,665	2.40	20,796.01	Ind.
	-8	2							
B90-03	22.5	15	2.13	806.74	2.67	2,154	3.42	7,366.64	Ind.
	7.5	5.5							
surf. 03A	10.4	32	1.20	399.36	2.67	1,066	2.26	2,409.82	meas.
Total		731	1.20	877.78		2,344	2.26	5,296.73	meas.
		16284	3.42	55,611.65		148,483.11	3.98	590,388.61	Ind.
		4557	2.65	12,077.70		32,247.45	4.71	151,978.14	Inf.


630000E
630200E
Elevation 310.0m
surface sampling 3.87 / 0.7
5a
3a
93-02 6.38 / 1.52
02-01 3.53 / 3.51
B08-84 4.04 / 7.0
94-01 4.39 / 1.22
94-03 2.40 / 1.58
B08-09 3.59 / 21.0 (C&D)
B08-82 4.33 / 9.0 (C&D?)
B08-83 2.70 / 10.0
91-01 3.84 / 1.22
90-02 1.37 / 0.61
89-10 3.43 / 2.13
B89-09 1.28 / 5.49
02-02 4.22 / 4.51
03-01 1.18 / 1.45
B08-12 3.3 / 5.5
3.42 / 3.95
90-03
91-02 2.88 / 2.74 HW1.95
87-26 9.94 / 0.82 or 4.39 / 1.95
93-01 NSV
02-03 3.39 / 4.21
92-03 2.52 / 3.0
Inf
Inf
03-02 3.70 / 8.10
90-01 8.57 / 1.83
B08-07 3.18 / 1.9
average 2.81 / 1.51
B08-38 1.72 / 2.5
B08-13 4.73 / 0.7
Inf.
Inf.
Inf
Inf
B08-08A 7.19 / 11.3 (C & D?)
05-01 5.35 / 3.0

Legend: pre 2008 drilling, values in g.Au/horizontal width in metres
2008 drilling, values in g.Au core length in metres

Clifton Star Resources Inc.

Beattie - Donchester Properties

South Zone - C Vein

Scale: 1 to 1000

0 25 50 metres

Plate J - figure 1

"C" Vein Resources - Beattie Section - 630200E to 631400E - Inferred Resources (some indicated)

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B93-04	27	45	1.31	1,591.65	2.67	4,250	3.57	15,171.45	Inf.
B06-01	30.5	30.5	1.16	1,079.09	2.67	2,881	3.15	9,075.69	Inf.
B08-64	15.75	15	3.16	2,257.43	2.67	6,027	3.07	18,503.89	Inf.
	21.25	22.5							
B08-45	28.25	24	3.90	4,250.03	2.67	11,348	3.01	34,156.18	Inf.
	30.5	13.5							
B08-01A	15	6.5	2.68	2,012.01	2.67	5,372	4.56	24,496.62	Ind.
	26	8.5							
	22.5	13							
	21.5	6.5							
	22.5	20	2.68	1,206.00	2.67	3,220	4.56	14,683.29	Inf.
B08-16	31	13	5.54	4,986.00	2.67	13,313	9.51	126,603.02	Ind.
	33	11							
	33.5	4							
	33	1.5	5.54	1,781.11	2.67	4,756	9.51	45,225.41	Inf.
	34	8							
B08-25	30.5	30.5	2.12	1,972.13	2.67	5,266	3.19	16,797.22	Ind.
	23	15.5	2.12	1,041.98	2.67	2,782	3.19	8,874.86	Inf.
	30	4.5							
B08-66	30.5	12.5	1.27	998.22	2.67	2,665	3.84	10,234.55	Ind.
	26.5	14							
	22.5	1.5							
B08-15	22	21	2.94	2,163.10	2.67	5,775	3.05	17,615.16	Ind.
	25	7							
	25	4							
B08-03	25	8	2.79	2,892.92	2.67	7,724	3.80	29,351.55	Ind.
	30.5	12							
	30.5	15.5							
B08-23	30.5	30.5	1.24	1,153.51	2.67	3,080	2.87	8,839.23	Inf.
B08-22	24.25	30.5	7.13	5,269.83	2.67	14,070	3.10	43,618.37	Inf.
B08-72	61	61	8.65	32,168.05	2.67	85,889	7.86	675,085.03	Inf.

B08-78	52	61	9.18	29,118.96	2.67	77,748	6.43	499,917.22	Inf.
B08-62	61	46.5	1.53	4,339.85	2.67	11,587	2.82	32,676.43	Inf.
B08-73	61	61	1.17	4,353.57	2.67	11,624	3.40	39,521.71	Inf.
B09-38	38.5	61	1.65	3,875.03	2.67	10,346	4.70	48,627.69	Inf.
B09-36	47	11	1.51	3,147.60	2.67	8,404	5.29	44,457.58	Inf.
	55	17.5							
	55	11							
B09-06	50	44.5	1.45	3,226.25	2.67	8,614	4.92	42,381.31	Inf.
B09-51	46	11.5	2.31	4,749.36	2.67	12,681	4.13	52,371.67	Inf.
	46	9							
	53	10.5							
	53	10.5							
B09-01	57	29	1.80	4,903.20	2.67	13,092	4.24	55,508.15	Inf.
	51	21							
B09-52	52	10	1.90	8,196.60	2.67	21,885	3.46	75,721.83	Inf.
	77	2.5							
	73.5	24							
	73.5	25							
B09-53	91	11.5	2.73	12,770.94	2.67	34,098	3.78	128,891.99	Inf.
	91	12.5							
	43	31							
	43	27							
B09-39	65	31	1.58	7,076.82	2.67	18,895	2.40	45,348.26	Inf.
	32	29							
	32	48							
B09-41	49	44	1.52	4,864.00	2.67	12,987	2.36	30,649.04	Inf.
	58	9							
	29	7							
	29	11							
B09-22	73	28.5	1.71	4,711.91	2.67	12,581	3.45	43,403.71	Inf.
	75	9							
B09-21	36	25	1.74	6,225.72	2.67	16,623	7.31	121,511.74	Inf.
	71	4							
	38	16.5							
	38	46.5							
Total		**5143**	**2.92**	**15,024**		**40,115**	**5.61**	**225,098.13**	**Ind.**
		54775	**2.80**	**153,358.45**		**409,467.07**	**5.21**	**2,134,221.69**	**Inf.**

Plate J - figure 2


630200E
630400E
630600E
Elevation: 310.0 m
3a
93-4
3.57/1.68
more sampling
required
94-03
2.40/1.53
B06-01
2.19/5.2
3.15/2.20
3.89/2.3
B08-26
1.41/4.5
B08-28
1.60/6.9
B08-27
2.22/1.2
B08-60
0.70/1.35
B08-64
3.07/4.55
B08-45
3.01/6.0
B08-54
2.2/1.0
Clifton Star Resources Inc.
Beattie Mine Property
Southeast Extension
"C" Vein
630200E - 630600E
Scale: 1 to 1000
0
25
50
metres

Plate J - figure 3



Clifton Star Resources Inc.
Beattie Mine Property
Southeast Extension
"C" or "C & D" Veins
630600E - 631000E
Scale: 1 to 1000
metres
Elevation: 210.0m
631000E
630800E
630600E

631000E
631200E
631400E
Elevation: 310.0m
B08-90
hit UGO
B09-23
2.01/3.5
B09-25
1.34/2.84
B09-26
2.36/3.1
B09-38
1.24/0.9
B09-07
NV
B08-78
6.43/23.25
B09-06
4.92/4.10
C&D
B08-74
2.10/3.70
B09-01
4.24/4.0
B09-51
2.86/14.0
C&D
B08-72
7.86/22.0
C&D
B09-17
C
1.35/2.31
B09-38
4.70/5.7
B09-19
NS
B09-17
D
NV
B08-73
3.40/3.5
C&D?
B09-36
5.29/2.39
B09-16
1.23/2.62
B09-08
1.42/1.0
B09-40
1.92/3.66
Clifton Star Resources Inc.
Beattie Property
South Zone
C Vein
Scale: 1 to 1000
0
25
50
metres

Plate J - figure 4

"C" Vein Resources - Beattie Section - 629800E to 631400E

		Tonnes	Grade	GxT	
measured		2,344	2.26	5,296.73	
indicated		188,598	4.32	815,486.74	
meas. + ind.		190,942	4.30	820,783.47	
inferred		441,715	5.18	2,286,199.83	Inf.

Avg. Width of vein =   161,523.63   3.90 m
                        41445.05
                        (area)

Beattie Resources (min. 2.4 g.Au/1.2m)
South Zone ("D" Vein) - 629800E to 630200E

Hole Number	Area	(m^2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B90-03	28	6	1.64	1,255.83	2.67	3,353	4.77	15,994.13	Ind.
	31	5							
	38.5	11.5							
B91-02	38.5	3	4.25	2,896.38	2.67	7,733	6.48	50,111.92	Ind.
	22	9							
	22	16.5							
	5	1							
B87-26	15	1.5	1.20	523.80	2.67	1,399	2.97	4,153.68	Ind.
	23	18							
B93-01	42.5	26	1.98	2,187.90	2.67	5,842	4.39	25,645.03	Ind.
B87-30	13.5	42	2.74	1,671.40	2.67	4,463	2.74	12,227.63	Ind.
	43	1							
B89-10	17	17.5	1.20	357.00	2.67	953	3.24	3,088.34	Ind.
B93-01	13	3	2.42	3,788.51	2.67	10,115	4.36	44,102.80	Inf.
B90-02	65	10							
B08-38	48	5.5							
B02-02	20	19							
B90-01	31	7.5							
B02-03									
B89-09	22.5	17.5	6.40	4,632.00	2.67	12,367	5.14	63,568.64	Ind.

	20	16.5							
B90-01	35	15.5	3.66	2,549.19	2.67	6,806	4.46	30,356.26	Ind.
	14	11							
B90-02	27	4.5	2.74	1,954.99	2.67	5,220	7.20	37,582.73	Ind.
	27	6							
	43	10							
B08-07	42	9	1.25	840.00	2.67	2,243	4.76	10,675.73	Ind.
	15	10.5							
	21	6.5							
	22	11.5	1.25	316.25	2.67	844	4.76	4,019.28	Inf.
B08-08A	included in "C" vein								
B08-13	31	30.5	1.88	1,890.34	2.67	5,047	4.56	23,015.27	Ind.
	15	4							
B90-01	15.5	19.5	3.33	8,134.36	2.67	21,719	5.68	123,362.41	Inf.
B02-03	51	15.5							
B08-13	45	30							
B08-08A									
B08-07									
B93-02	30.5	23.5	7.01	5,024.42	2.67	13,415	4.90	65,734.45	Ind.
B91-01	19.5	36	1.22	893.04	2.67	2,384	3.79	9,036.94	Ind.
	12	2.5							
B08-83	27	6	6.15	3,147.26	2.67	8,403	4.95	41,595.79	Ind.
	13.5	22.5							
	23	2							
B02-03	22	9	2.29	1,461.02	2.67	3,901	4.32	16,851.99	Ind.
	22	20							
B02-01	28	8.5	1.31	1,194.72	2.67	3,190	3.81	12,153.53	Ind.
	31	22							
	-8	1							
B89-08		313.09	1.98	619.92	2.67	1,655	2.43	4,022.09	Ind.
B89-07		322.38	3.51	1,131.55	2.67	3,021	2.95	8,912.68	Ind.
stripping		357.69	3.87	1,384.26	2.67	3,696	3.43	12,677.19	meas.
stripping		188.04	3.87	727.71	2.67	1,943	3.43	6,664.48	Ind.
B94-01	28.5	35.5	1.83	1,915.55	2.67	5,115	4.90	25,061.17	Ind.

		35	1							
B08-84		14	16.5	8.97	7,756.81	2.67	20,711	4.02	83,256.92	Ind.
		12	12.5							
		22.5	21.5							
B03-01		30	2.5	1.20	1,984.80	2.67	5,299	3.96	20,985.69	Ind.
		20.5	9							
		20.5	13							
		34.5	32							
		16	1.5							
B03-02	(U)	30.5	35	1.31	1,398.43	2.67	3,734	3.67	13,703.03	Ind.
	(L)	30.5	30.5	1.43	1,330.26	2.67	3,552	6.03	21,417.28	Ind.
B94-01			<u>542.85</u>	<u>3.16</u>	<u>1,715.41</u>	2.67	<u>4,580</u>	<u>3.53</u>	<u>16,167.87</u>	<u>Inf.</u>
B93-04										
B89-07										
B89-06										
Sub-total			**358**	**3.87**	**1,384.26**		**3,695.98**	**3.43**	**12,677.19**	**meas.**
			5397	**9.14**	**49,344.31**		**131,749.32**	**4.60**	**605,815.40**	**Ind.**
			5977	**2.33**	**13,954.52**		**37,258.58**	**5.04**	**187,652.37**	**Inf.**


Clifton Star Resources Inc.
Beattie Mine Property
South Zone
"D" Vein
629800E - 630200E
Scale: 1 to 1000
0
25
50
metres
630000E
630200E
Elevation: 310.0 m
surface sampling
3.43/3.87
surface
overburden
89-08
2.43/1.98
89-07
2.95/3.51
02-01
3.81/1.31
94-01
4.90/1.83
Inf.
Av.
3.53/3.16
93-02
4.90/7.01
B08-82
4.33/9.0
(C & D?)
B08-09
3.59/21.0
(C & D)
87-30
2.74/2.74
90-02
7.20/2.74
89-10
3.24/1.20
B08-38
2.97/2.0
too narrow
89-09
5.14/6.4
91-01
3.74/1.22
B08-84
4.02/14.0
B08-83
4.95/8.0
03-01
3.96/1.80
90-03
4.77/3.51
91-02
5.93/5.18
6.48/4.25
87-26
2.97/1.56
93-01
4.39/1.98
Inferred
Av. 4.36/2.42
(6 holes)
2.97/2.0
02-02
1.51/1.86
93-03
1.77/2.71
Inferred
03-02 (U)
3.67/1.31
03-02(L)
6.08/1.43
02-03
4.32/2.29
92-01
LG
94-02
too narrow
1.43 / 2.13
B08-12
LG
B08-07
4.76/2.0
90-01
4.46/3.66
Inferred
Av. 5.68/3.33
B08-08A
7.19/11.3
(C & D?)
B08-13
4.56/3.0
B05-01
2.78/2.0
Plate K - figure 1

Resource Estimate ("D" Vein) - 630200E to 630600E

Hole Number	Area	(m^2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B89-06		327.77	4.18	1,370.08	2.67	3,658	3.87	14,156.89	Ind.
B89-05		306.96	7.96	2,443.40	2.67	6,524	3.15	20,550.23	Ind.
B93-04	28.5	30	3.09	2,641.95	2.67	7,054	3.26	22,996.06	Ind.
B94-03	41.5	45.5	7.25	13,309.19	2.67	35,536	3.57	126,861.84	Ind.
	-7	7.5							
B89-04		374.32	5.70	2,133.62	2.67	5,697	2.81	16,007.94	Ind.
B88-50		747.7	2.10	1,570.17	2.67	4,192	3.09	12,954.37	Ind.
B88-50		460.44	2.95	1,358.30	2.67	3,627	3.18	11,532.76	Inf.
B93-04									
stripped		148.28	3.38	501.19	2.67	1,338	3.46	4,630.06	meas.
B89-03		406.37	4.11	1,670.18	2.67	4,459	3.22	14,359.21	Ind.
B89-03									
B88-49		815.24	3.49	2,845.19	2.67	7,597	3.19	24,233.32	Inf.
B88-50									
B95-03		1023.86	1.98	2,027.24	2.67	5,413	2.74	14,830.90	Inf.
B89-02		620.05	10.79	6,690.34	2.67	17,863	2.85	50,910.14	Ind.
B88-49	14.75	28.5	4.27	1,795.00	2.67	4,793	3.22	15,432.34	Ind.
B88-49		574.75	4.27	2,454.18	2.67	6,553	3.22	21,099.59	Inf.
B95-03	35	21	1.98	1,455.30	2.67	3,886	2.74	10,646.68	Inf.
B95-03	38.25	31.5	1.98	2,385.65	2.67	6,370	2.74	17,452.96	Ind.
stripped		54.26	1.92	104.18	2.67	278	3.33	926.27	meas.
B89-01	32	18.5	4.57	2,705.44	2.67	7,224	3.12	22,537.40	Ind.
B89-01	32.5	25.5	4.57	3,787.39	2.67	10,112	3.12	31,550.45	Inf.
stripped		109.26	1.83	199.95	2.67	534	2.91	1,553.52	meas.
	24	10.5							
B95-01	30	9	1.22	707.60	2.67	1,889	4.49	8,482.92	Ind.
	29	2							

	37	7.5							
B07-02	37	6.5	1.95	1,750.13	2.67	4,673	2.47	11,541.90	Ind.
	33	11.5							
B08-64	31	60	2.40	4,464.00	2.67	11,919	4.82	57,449.00	Inf.
B06-01	61	61	1.47	5,469.87	2.67	14,605	3.89	56,811.71	Inf.
B08-45	51	23	8.55	28,061.10	2.67	74,923	5.46	409,080.33	Inf.
	57	37							
B08-28	33.5	56	2.37	5,014.92	2.67	13,390	7.92	106,047.50	Inf.
	60	4							
Sub-total		**312**	**2.58**	**805**		**2,150**	**3.31**	**7,109.85**	**meas.**
		8917	**4.62**	**41,172.75**		**109,931.24**	**3.22**	**354,244.20**	**Ind.**
		15417	**3.69**	**56,937.49**		**152,023.09**	**4.89**	**743,282.25**	**Inf.**



630200E
630400E
630600E
Elevation: 310.0m
surface sampling
4.05/3.35
3.46/3.38
3.33/1.92
2.91/1.33
51
46
B89-07
2.57/5.76
29
B89-06
3.87/4.18
30
B89-05
3.15/2.96
33
B89-04
2.81/5.70
38
37
B89-03
3.22/4.11
41
B89-02
2.95/10.79
47
B89-01
3.12/4.57
B95-01
4.49/1.22
B07-01
NSV
31
34
39
42
48
52
B93-04
3.29/3.96
B88-50
3.09/2.10
Inf.
B88-49
3.22/4.27
Inf.
B07-02
2.47/1.95
B03-03
LV
LV
B07-01
43
Inf.
35
32
B94-03
3.59/9.60
36
40
44
Inf.
Inf.
exclude
Inf.
Inf.
45
B95-03
2.74/1.98
B95-02
2.40/1.07
exclude
49
50
B06-01
3.89/2.80
B08-27
2.05/3.1
(provisional)
B08-28
7.92/3.0
B08-26
B08-45
5.46/13.15
B08-64
4.82/3.4
B08-60
0.28/0.7
Clifton Star Resources Inc.
Beattie Mine Property
Southeast Extension
D Vein
Scale: 1 to 1000
0
25
50
metres

Plate K - figure 2

Resource Estimate ("D" Vein) - 630600E to 631400E

Hole Number	Area	(m^2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B08-02A	30	9	1.28	345.60	2.67	923	2.86	2,639.07	Ind.
B08-03A	30	17	1.64	836.40	2.67	2,233	4.50	10,049.35	Ind.
B08-04A	30	26	1.28	998.40	2.67	2,666	4.15	11,062.77	Ind.
B08-06A	31.5	6.5	2.56	1,412.99	2.67	3,773	6.16	23,239.76	Ind.
	31.5	4.8							
	28	7							
B08-01A	17	11	1.68	955.92	2.67	2,552	3.61	9,213.83	Ind.
	19	9							
	19	11.5							
	-5	1.5							
B08-16	20	26.5	5.54	4,390.45	2.67	11,723	9.51	111,480.99	Ind.
	16	13.5							
	15.5	3							
B08-66	20.5	28	1.93	1,590.32	2.67	4,246	2.46	10,445.54	Ind.
	30	6							
	14	5							
B08-15	12	5	2.94	1,988.46	2.67	5,309	3.05	16,193.04	Ind.
	14.5	10							
	10	11							
	10.5	5							
	25	8							
	10	11							
B08-03	17	17	2.79	2,726.52	2.67	7,280	3.80	27,663.22	Ind.
	23	30							
B08-25	30	15	2.16	2,514.24	2.67	6,713	3.55	23,831.22	Ind.
	25.5	28							
B08-23	35	8	3.73	6,025.82	2.67	16,089	2.37	38,130.75	Ind.
	21	5							
	45	8							
	45	7.5							
	26	20.5							
B08-24	46	20.5	1.28	1,606.08	2.67	4,288	4.26	18,267.88	Ind.
	14.5	6.5							
	14.5	15							

B08-22	32.5	15.5	7.13	8,932.97	2.67	23,851	3.10	73,938.18	Ind.
	25	30							
B08-17	31	30.5	2.79	2,637.95	2.67	7,043	3.82	26,905.46	Ind.
B08-44	30.5	26.25	1.41	1,128.88	2.67	3,014	3.43	10,338.41	Inf.
B08-46	30.5	26.25	1.84	1,473.15	2.67	3,933	2.59	10,187.27	Inf.
B08-63	30.5	30.5	3.49	3,246.57	2.67	8,668	6.05	52,443.51	Inf.
B08-72	30.5	30.5	8.65	8,042.01	2.67	21,472	7.86	168,771.26	Inf.
B08-78	35	30.5	2.88	3,074.40	2.67	8,209	3.42	28,073.58	Inf.
B08-73	30.5	30.5	1.17	1,088.39	2.67	2,906	3.40	9,880.43	Inf.
B09-16	134	122	1.37	22,396.76	2.67	59,799	3.69	220,659.60	Inf.
B09-22	53	67	2.25	7,989.75	2.67	21,333	3.34	71,250.99	Inf.
B09-53	61	45.5	1.98	5,495.49	2.67	<u>14,673</u>	<u>4.52</u>	<u>66,321.77</u>	Inf.
Sub-total		**12187**	**3.03**	**36,962.11**		**98,688.83**	**4.08**	**403,061.06**	**Ind.**
		28134	**1.92**	**53,935.41**		**144,007.54**	**4.43**	**637,926.81**	**Inf.**

D Vein Resources – Beattie Section – 629800E to 631400E

	tonnes	g.Au/t	contained g. Au	
629800E – 630200E	3,696	3.43	12,677.19	meas.
	131,749	4.60	605,815.40	Ind.
	37,259	5.04	187,652.37	Inf.
630200E – 630600E	2,150	3.31	7,109.85	meas.
	109,931	3.22	354,244.20	Ind.
	152,023	4.89	743,282.25	Inf.
630600E – 631400E	98,689	4.08	403,061.06	Ind.
	<u>144,008</u>	4.43	<u>637,926.81</u>	Inf.
Sub-total	**5,846**	**3.38**	**19,787.04**	**meas.**
	340,369	**4.00**	**1,363,120.67**	**Ind.**
	333,289	**4.71**	**1,568,861.44**	**Inf.**


CLIFTON STAR RESOURCES INC.
Beattie Mine Property
Southeast Extension
"D" Vein
630600E - 631000E
Scale: 1 to 1000
0
25
50
metres
Elevation 310.0m
630600E
630800E
B08-02A
2.86 / 1.6
B08-03A
4.50 / 2.05
B08-04A
4.15 / 1.7
B08-06A
6.16 / 3.2
B08-01A
3.61 / 2.10
B08-20
2.58 / 1.65
B08-16
9.51 / 15.3
(C&D)
B08-66
2.46 / 3.75
B08-15
3.05 / 12.4
(C&D)
B08-65
0.92 / 1.0
B08-03
3.80 / 8.50
(C&D)
B08-02
1.54 / 0.6
B08-19
LG
B08-01
0.82 / 5.05
(C&D?)
B09-22
3.33 / 4.6
B09-21
1.25 / 2.0
B09-49
?
NV
B09-37
1.01 / 2.0
B09-41
1.12 / 2.0
B08-25
3.55 / 3.0
B08-23
2.37 / 6.0
B08-24
4.26 / 2.0
B09-47
1.88 / 6.0
B08-48A
1.57 / 3.0
106m lower
B08-44
3.43 / 2.70
45m lower
B08-46
2.59 / 3.0
47m lower
B08-40
1.54 / 2.0
49m lower
B08-22
3.10 / 22.0
(C&D)
B08-17
3.82 / 7.2
B09-53
2.45 / 14.0
B08-63
5.94 / 4.1
80m lower
Plate K - figure 3

Plate K - figure 4


631400E
631200E
631000E
Elevation: 310.0m
B09-51
2.86/14.0
C&D
in C Vein
B09-01
4.24/4.0
C&D
in C Vein
B08-72
7.09/28.0
(C&D)
B08-73
3.40/3.5
(C&D?)
B09-06
6.19/3.20
C&D
in C Vein
B08-74
1.04/2.50
B09-16
2.90/6.0
B08-78
4.42/3.5
(provisional)
B09-07
NV
B09-40
1.35/2.0
77m lower
B09-17
1.04/2.0
B09-26
1.66/0.7
B09-25
1.29/2.74
B09-19
NV
B09-23
1.51/3.65
Clifton Star Resources Inc.
Beattie Mine Property
South Zone
D Vein
Scale: 1 to 1000
0
25
50
metres

"E" Vein Resources - Inferred - 629600E to 630800E

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B93-03	59	36	1.63	5,947.87	2.67	15,881	2.46	39,066.80	
	61	25							
B03-02	58	36	4.60	18,160.80	2.67	48,489	3.87	187,653.73	
	60	31							
B05-01	66	61	1.90	7,649.40	2.67	20,424	2.47	50,447.03	
B93-04	61	52	1.26	3,996.72	2.67	10,671	8.27	88,251.17	
B94-03	61	30	5.24	22,264.76	2.67	59,447	3.57	212,225.47	
	59	41							
B03-03	61	61	1.80	6,697.80	2.67	17,883	2.88	51,503.40	
B08-22	54	61	3.89	12,813.66	2.67	34,212	3.44	117,690.90	
B90-03	42	19	1.30	4,368.00	2.67	11,663	5.43	63,327.70	
	61	42							
B09-53	61	61	1.73	6,437.33	2.67	17,188	2.53	43,484.81	
Sub-totals		**33,140**	**2.67**	**88,336.34**		**235,858.03**	**3.62**	**853,651.01**	**Inf.**



Plate L

Clifton Star Resources Inc.
Beattie Mine Property
South Zone
"E" Vein
629600E - 630400E

Scale: 1 to 1000

Elevation: 310.0 m

630400E

B03-03
2.88 / 1.80

B08-60
0.48 / 0.7

B93-04
8.27 / 1.82

B94-03
3.57 / 5.24

B03-01
1.76 / 1.7

extend hole

B03-02
3.87 / 4.60

B05-01
2.47 / 3.0

B93-03
2.46 / 2.43
extended hole?

B08-13
2.12 / 2.55

B08-38
4.88 / 0.7

630000E

1.68 / 2.22 F
B90-03
3.48 / 9.36
5.43 / 2.43 E



Clifton Star Resources Inc.

Beattie Property
South Zone
E & F Veins

Scale: 1 to 2000

Elevation: 310.0m

"F" Vein Resources - Inferred

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B08-22	70	61	1.47	6,276.90	2.67	16,759	3.30	55,305.77	
B08-73	61	61	1.85	6,883.85	2.67	18,380	4.00	73,519.52	
B09-46	72	61	1.66	7,290.72	2.67	19,466	2.96	57,620.02	
B09-14	72	42	3.62	10,946.88	2.67	29,228	7.40	216,288.46	
B09-48 (U)	72	40	2.86	8,236.80	2.67	21,992	3.78	83,130.73	
B09-48 (L)	72	40	1.23	3,542.40	2.67	9,458	2.61	24,685.92	
B09-40 (U)	61	61	1.50	5,581.50	2.67	14,903	5.53	82,411.41	
B09-40 (L)	61	61	1.50	5,581.50	2.67	14,903	4.54	67,657.83	
B09-25	73	61	1.32	5,877.96	2.67	15,694	14.45	226,780.51	
Sub-total		**33,062**	**1.82**	**60,218.51**		**160,783.42**	**5.52**	**887,400.15**	**Inf.**

SUMMARY

Beattie - North Zone - Resources (2.4 g.Au/1.2m)

630700E - 631300E	4.19	**10,260**	**4.67**	**47,887.06**	**meas.**
630700E - 631300E	5.69	**185,525**	**4.09**	**759,111.38**	**Ind.**
630600E - 631400E	1.76	**172,067**	**4.33**	**744,900.11**	**Inf.**

Beattie - South Zone - Resources (2.4 g.Au/1.2m)

630700E - 631300E	4.30	**182,972.96**	**4.04**	**739,808.93**	**Ind.**

Beattie Section - Northeast Extension

Section	Average Width (m)	Tonnes	g.Au/t	contained g.	
631000E-631200E - Upper	1.21	27,660	3.44	95,217.45	Inf.
631000E-631200E - Lower	1.82	39,540	8.41	332,542.41	Inf.
631400E - 631506E - Upper	5.46	238,434	4.14	987,640.98	Inf.
631400E - 631506E - Lower	5.44	107,994	3.72	401,682.83	Inf.
Sub-total		**413,629**	**4.39**	**1,817,083.67**	**Inf.**

Beattie Section - Northwest Extension

Section	Average Width (m)	Tonnes	g.Au/t	contained g.	
North Zone	4.59	292,092	4.85	1,415,712.55	Ind.
	4.59	118,051	3.06	361,417.74	Inf.
RW Zone - 629900E to 630300E	4.46	82,205	5.17	424,829.71	Ind.
	4.58	216,379	4.73	1,024,495.57	Inf.
RS Zone - 629900E to 630500E	2.53	58,375.49	8.77	512,185.08	Ind.
	4.73	41,436.25	7.86	325,583.82	Inf.

RW Zone - 630600E to 631400E	1.62	80,968.79	3.69	298,775.89	Inf.
RS Zone - 630700E to 631400E	3.73	58,181.97	6.89	400,692.88	Ind.
	2.15	47,836.95	5.19	248,039.09	Inf.
Sub-total		**490,854.39**	**5.61**	**2,753,420.23**	**Ind.**
		504,672.14	**4.47**	**2,258,312.10**	**Inf.**

Beattie Section - South Zone

Section	Average Width (m)	Tonnes	g.Au/t	contained g.	
A Vein	2.40	192,579	3.26	627,885.29	Inf.
B Vein	1.72	104,638.41	4.31	450,549.05	Inf.
C Vein	1.20	2,344	2.26	5,297	meas.
	3.30	188,598	4.32	815,487	Ind.
	2.79	441,714.52	5.18	2,286,199.83	Inf.
D Vein	3.27	5,846	3.38	19,787.04	meas.
	4.81	340,369	4.00	1,363,120.67	Ind.
	2.52	333,289	4.71	1,568,861.44	Inf.
E Vein	2.61	235,858	3.62	853,651.01	Inf.
F Vein	1.66	160,783	5.52	887,400.15	Inf.
Isolated B Vein Block	1.83	18,181	4.66	84,724.29	Inf.
Sub-total		**8,190**	**3.06**	**25,083.77**	**meas.**
		528,968	**4.12**	**2,178,607.41**	**Ind.**
		1,487,044	**4.55**	**6,759,271.07**	**Inf.**

Beattie Underground Resources

	Tonnes	g.Au/t	contained g.	
Below 9th Level	105,379	3.71	**390,956.09**	**meas.**
(unchanged)	356,424	3.69	**1,315,204.56**	**Ind.**
	230,039	3.77	**867,247.03**	**Inf.**
697 Stope Area	17,690	3.77	**66,691.30**	**Ind.**
(unchanged)	170,710	3.77	**643,576.70**	**Inf.**
Broken Ore - Glory Hole (unchanged)	291,206	4.11	**1,196,856.66**	**Inf.**
Sub-total	**105,379**	**3.71**	**390,956.09**	**meas.**
	374,114	**3.69**	**1,381,895.86**	**Ind.**
	691,955	**3.91**	**2,707,680.39**	**Inf.**

Grand Total - Beattie Section (2.4 g.Au/1.2m)

Surface & Underground	**123,829**	**3.75**	**463,926.92**	**meas.**
	1,762,434	**4.43**	**7,812,843.81**	**Ind.**
	3,269,367	**4.37**	**14,287,247.33**	**Inf.**

Beattie - North Zone - 1 gm. Cut-off - 630600E to 631400E

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B09-12	60	43	2.66	6,862.80	2.67	18324	2.97	54,421.32	Inf.
B09-11	74	40	6.34	18,766.40	2.67	50106	1.76	88,187.07	Inf.
B09-31	66	40	12.04	31,785.60	2.67	84868	1.77	150,215.57	Inf.
B09-33	40	8	8.21	7,627.09	2.67	20364	1.69	34,415.72	Inf.
	31	15							
	12	12							
B09-13	92	44	2.74	11,091.52	2.67	29614	2.81	83,216.35	Inf.
B09-20	58	50	1.20	3,480.00	2.67	9292	1.01	9,384.52	Inf.
B09-18	42	35	2.78	4,086.60	2.67	10911	2.00	21,822.44	Inf.
B09-27	59	19	1.87	9,430.41	2.67	25179	7.18	180,786.62	Inf.
	74	53							
B09-24	60	42	1.17	2,948.40	2.67	7872	1.99	15,665.73	Inf.
B87-42A	51	100	5.86	29,886.00	2.67	79796	3.14	250,558.25	Inf.
B09-02	38	22	9.81	25,407.90	2.67	67839	1.76	119,396.80	Inf.
	49	14							
	20	12							
	18	46							
B09-03	47	48	8.26	27,737.08	2.67	74058	1.68	124,417.45	Inf.
	22	31							
	20	21							
Total		**36138**	**4.96**	**179109.80**		**478223**	**2.37**	**1,132,487.83**	**Inf.**

Beattie - North & South Zones - east of Glory Hole - 1 gm. Cut-off

DDH / Trench	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B87-01	29.57	12.19	9.00	15,070.35	2.67	40,238	5.51	221,710.40	Ind.
	35.05	37.49							
Tr-3A	23.77	9.14	2.74	595.29	2.67	1,589	6.07	9,647.75	meas.
B87-09	30.48	37.18	3.55	4,023.02	2.67	10,741	3.09	33,191.16	Ind.
B87-02	37.18	15.00	2.16	1,204.63	2.67	3,216	1.70	5,467.82	Ind.
Tr-4A	7.62	22.56	2.74	471.03	2.67	1258	14.67	18,449.56	meas.
Tr-5A	28.04	7.92	3.66	812.80	2.67	2170	2.91	6,315.22	meas.
Tr-5A	7.62	16.15	3.66	450.41	2.67	1203	2.91	3,499.56	Ind.
Tr-6A	35.97	8.53	6.40	1,963.67	2.67	5243	2.57	13,474.54	meas.
B87-03	50.29	7.62	7.66	2,935.39	2.67	7837	4.68	36,679.42	Ind.
B87-04	49.68	24.99	24.35	30,230.60	2.67	80716	2.53	204,210.75	Ind.
B87-05	60.35	24.99	26.20	39,513.44	2.67	105501	2.63	277,467.32	Ind.
B87-06	64.62	27.43	29.82	52,856.74	2.67	141128	1.29	182,054.48	Ind.
B87-08 (N)	64.62	17.68	7.47	8,534.34	2.67	22787	1.44	32,812.82	Ind.
B87-08 (S)	64.00	50.00	8.93	28,576.00	2.67	76298	2.31	176,248.20	Ind.
B87-07	57.30	45.72	24.23	63,476.69	2.67	169483	1.98	335,575.86	Ind.
B87-12 (N)	57.30	30.48	4.15	7,247.99	2.67	19352	2.95	57,088.81	Ind.
B87-12 (S)	57.00	50.00	2.35	6,697.50	2.67	<u>17882</u>	<u>2.57</u>	<u>45,957.58</u>	Ind.
Total		**918**	**4.19**	**3,842.79**		**10,260.24**	**4.67**	**47,887.06**	**meas.**
		19,953	**13.07**	**260,817.10**		**696,381.66**	**2.31**	**1,611,964.16**	**Ind.**

Beattie Northeast Extension - Inferred Resources (1.0 g.Au/1.2m) - 631000E to 631200E (Upper)

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B08-77		3570	1.21	4,319.70	2.67	11534	3.85	44,404.36	Inf.
B08-75	50	58	1.18	3,422.00	2.67	9137	2.44	22,293.65	Inf.
B87-10	50	44	1.19	2,618.00	2.67	6990	4.08	28,519.44	Inf.
Sub-total		**8670**	**1.19**	**10,359.70**		**27,660.40**	**3.44**	**95,217.45**	**Inf.**

Beattie Northeast Extension - Inferred Resources (1.0 g.Au/1.2m) - 631000E to 631200E (Lower)

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B08-76	30	50	2.32	5,823.20	2.67	15548	3.22	50,064.38	
	50	19							
	12	5							
B08-75	51	50	1.86	5,234.04	2.67	13975	4.60	64,284.48	
	44	6							
B08-10	50	50	6.5	16,250.00	2.67	43,388	4.08	177,021.00	
B08-77	16	17	1.33	3,751.93	2.67	10018	4.11	41,172.55	
	26	12							
	43	11							
	36	49							
Sub-Total		**10645**	**2.92**	**31,059.17**		**82928**	**4.01**	**332,542.41**	**Inf.**

Beattie Northeast Extension - Inferred Resources (1.0 g.Au/1.2m) - 631400E to 631506E (Upper)

Hole Number	Area	(m^2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B87-40	42	66	6.25	17,325.00	2.67	46258	2.66	123,045.62	
B99-02	42	73	2.59	7,940.94	2.67	21202	3.12	66,151.21	
B96-1	43	22	8.50	8,041.00	2.67	21469	4.55	97,686.09	
B96-02	43	38	9.63	15,735.42	2.67	42014	2.75	115,537.32	
B87-41	43	42	10.65	19,233.90	2.67	51355	3.88	199,255.51	
B98-01	43	23	2.67	4,976.88	2.67	13288	3.69	49,033.71	
	35	25							
B87-10 (U+L)	75	61	35.92	164,334.00	2.67	438772	2.79	1,224,173.27	
B97-01	43	60	8.34	21,517.20	2.67	57451	5.09	292,425.20	
Sub-Total		**19,243**	**13.46**	**259,104.34**		**691809**	**3.13**	**2,167,307.93**	**Inf.**

Beattie Northeast Extension - Inferred Resource - Lower Zone - 1 gm. Cut-off - 631400E to 631506E

Hole Number	Area	(m^2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B99-02	61	61	3.48	12,949.08	2.67	34574	2.42	83,669.19	
B87-10	61	61	8.19	30,474.99	2.67	81,368	4.04	328,727.62	
B08-92	61	61	6.58	24,484.18	2.67	65373	1.66	108,518.78	
B98-01	44.5	61	9.09	24,674.81	2.67	65882	1.10	72,469.90	
Sub-Total		**13,878**	**6.67**	**92,583**		**247197**	**2.40**	**593,385.49**	**Inf.**

Beattie Northwest Extension - North Zone - 1 gm. Cut-off - 629950E to 630600E

Hole Number	Area	(m^2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
87-24	78	34	1.96	5,197.92	2.67	13878	2.30	31,920.43	Ind.
87-28		2698	3.48	9,389.04	2.67	25069	2.43	60,917.03	Ind.
87-21		1108	15.64	17,329.12	2.67	46269	4.04	186,925.75	Ind.
88-48		1129	40.02	45,182.58	2.67	120637	4.48	540,455.95	Ind.
87-33		944	12.38	11,686.72	2.67	31204	2.34	73,016.29	Ind.
87-14		2551	8.06	20,561.06	2.67	54898	3.34	183,359.42	Ind.
08-37		2561	3.42	8,758.62	2.67	23386	1.89	44,198.62	Ind.
88-53		1287	2.32	2,985.84	2.67	7972	7.70	61,385.88	Ind.
08-11		2744	9.08	24,915.52	2.67	66524	3.45	229,509.31	Inf.
08-08A		1927	7.77	14,972.79	2.67	39977	6.35	253,856.17	Ind.
88-52		300	4.28	1,284.00	2.67	3428	3.42	11,724.72	Ind.
87-20		809.5	7.46	6,038.87	2.67	16124	2.45	39,503.27	Ind.
88-44		3230	24.63	79,554.90	2.67	212412	2.22	471,553.71	Ind.
08-36		1720	11.22	19,298.40	2.67	51527	2.56	131,908.42	Inf.
08-67		2365	3.57	8,443.05	2.67	22543	3.93	88,593.77	Ind.
08-58		2021	8.35	16,875.35	2.67	45057	2.69	121,203.83	Ind.
08-32	56	32	1.88	4,842.88	2.67	12930	1.67	21,593.92	Ind.
	49	16							
08-70	38	10	7.85	2,983.00	2.67	7965	1.84	14,654.88	Inf.
08-43	28	29	2.96	2,403.52	2.67	6417	2.22	14,246.62	Ind.
88-54 et al	35	16	2.04	3,476.16	2.67	9281	2.98	27,658.41	Ind.
	44	26							
Total		**30675**	**8.19**	**251,292.37**		**691483**	**3.23**	**2,232,113.80**	**Ind.**
		4844	**9.74**	**47,196.92**		**126016**	**2.98**	**376,072.62**	**Inf.**

Beattie Northwest Extension - RW Zone - 1 gm. Cut-off - 629900E to 630600E

Hole Number	Area	(m^2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B87-24	36	45	3.87	6,269.40	2.67	16739	1.78	29,795.95	Ind.
B87-27		346.75	5.50	1,907.13	2.67	5092	1.55	7,892.64	Ind.
B87-19		629	12.69	7,982.01	2.67	21312	2.22	47,312.57	Ind.
B88-54	15	12	4.49	2,617.67	2.67	6989	1.85	12,929.98	Ind.
	17	3							
	20	4							
	17	16							
B08-47	61	61	4.98	18,530.58	2.67	49477	1.47	72,730.67	Inf.
B87-33	41	5	7.16	9,150.48	2.67	24432	1.65	40,312.44	Ind.
	41	8							
	43	10							
	35	9							
B87-14		1056	6.91	7,296.96	2.67	19483	1.78	34,679.53	Ind.
B88-52		1612.5	1.79	2,886.38	2.67	7707	2.62	20,191.35	Inf.
B87-20		1652	58.82	97,170.64	2.67	259446	2.83	734,231.07	Inf.
B08-37		3301.5	3.91	12,892.36	2.67	34423	3.99	137,346.15	Inf.
B08-55		2010	2.20	4,422.00	2.67	11807	2.90	34,239.55	Inf.
B87-13	46	32	3.74	5,505.28	2.67	14699	1.48	21,754.66	Inf.
B08-10		1060	5.14	5,448.40	2.67	14547	5.08	73,899.92	Inf.
B08-33		988	3.46	3,418.48	2.67	9127	2.30	20,992.89	Inf.
B08-34	61	49	2.21	6,517.29	2.67	17401	1.95	33,932.27	Inf.
	-20	2							
B08-43	40	18	2.74	3,123.60	2.67	8340	2.67	22,267.83	Inf.
	35	12							
B08-14		3353.25	16.73	56,099.87	2.67	149787	4.22	632,099.70	Inf.
B08-52*		1110	5.32	5,905.20	2.67	15767	4.41	69,531.96	Ind.
B08-50		1080	4.59	4,957.20	2.67	13236	1.84	24,353.73	Ind.
B08-68		3721	5.17	19,237.57	2.67	51364	2.76	141,765.50	Inf.

Total	**7703**	**5.98**	**46,086.05**		**123050**	**2.17**	**266,808.80**	**Ind.**
	26980	**8.72**	**235,252.45**		**628124**	**3.10**	**1,945,451.57**	**Inf.**

* - A + Intermediate - thickness halved

Beattie Northwest Extension - RW Zone - 1 gm. Cut-off - 630600E to 631400E

Hole Number	Area	(m^2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B09-12	68	22	2.29	12,595.00	2.67	33629	1.95	65,575.87	Inf.
	52	77							
B09-30	129	17	2.17	16,164.33	2.67	43159	3.24	139,834.39	Inf.
	146	36							
B09-11	99	13	1.36	8,339.52	2.67	22267	2.23	49,654.34	Inf.
	95	51							
B09-31	75	42	1.36	4,568.24	2.67	12197	1.37	16,710.17	Inf.
	19	11							
B09-15	19	55	1.49	4,042.37	2.67	10793	2.34	25,255.92	Inf.
	68	24							
	6	6							
B09-34	98	84	1.21	9,960.72	2.67	26595	1.62	43,084.10	Inf.
B09-32	50	115	4.10	23,575.00	2.67	62945	2.73	171,840.53	Inf.
B09-50	76	105	1.78	14,204.40	2.67	37926	1.47	55,750.85	Inf.
B09-18	73	6	2.23	7,528.48	2.67	20101	1.65	33,166.72	Inf.
	61	41							
	23	19							
B09-02	76	68	2.76	14,263.68	2.67	38084	1.84	70,074.61	Inf.
B09-09	68	14	1.62	12,062.52	2.67	32207	1.95	62,803.51	Inf.
	34	35							
	68	78							
B09-03	62	12	2.19	6,653.22	2.67	17764	1.09	19,362.87	Inf.
	62	37							
B09-05	88	32	1.58	7,179.52	2.67	19169	1.11	21,277.94	Inf.
	96	18							
Total	**70687**	**2.00**	**141,137.00**		**376836**	**2.05**	**774,391.80**	**Inf.**

2009 Drilling - Resources for NW Zone - 1 gm. Cut-off - 630600E to 631400E
RS Zone

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B09-13	51	61	1.34	4,168.74	2.67	11131	2.00	22,261.07	Inf.
B09-53	65	61	1.45	7,293.50	2.67	19474	1.22	23,757.85	Inf.
	23	43							
	19	4							
B09-66	75	27	4.48	9,072.00	2.67	24222	5.03	121,837.87	Ind.
B09-32	74	27	7.59	15,164.82	2.67	40490	6.97	282,215.78	Ind.
B09-50	50	43	1.74	3,741.00	2.67	9988	2.04	20,376.48	Ind.
B09-49	41	43	14.44	25,457.72	2.67	67972	2.22	150,898.09	Ind.
B09-47	78	60	2.91	15,056.34	2.67	40200	1.44	57,888.62	Inf.
	26	19							
B09-39	80	28	1.28	2,867.20	2.67	7655	1.04	7,961.64	Ind.
B09-41	81	23	2.55	4,750.65	2.67	12684	2.00	25,368.47	Ind.
B09-37	80	59	2.39	11,280.80	2.67	30120	5.26	158,429.81	Inf.
B09-25	73	106	2.84	21,975.92	2.67	58676	1.34	78,625.45	Inf.
B09-27	59	63	1.23	4,571.91	2.67	12207	1.26	15,380.82	Inf.
B09-09	85	16	1.26	1,713.60	2.67	4575	1.49	6,817.21	Ind.
B09-18	76	13	2.17	4,715.41	2.67	12590	2.74	34,497.00	Ind.
	79	15							
B09-20	67	77	2.30	11,865.70	2.67	31681	1.93	61,145.14	Inf.
B09-05	53	37	1.20	4,225.20	2.67	<u>11281</u>	<u>1.54</u>	<u>17,373.18</u>	Inf.
	52	30							
Total		**15572**	**4.33**	**67,482.40**		**180178**	**3.61**	**649,972.54**	**Ind.**
		38170	**2.11**	**80,438.11**		**214770**	**2.02**	**434,861.93**	**Inf.**

Beattie Northwest Extension - RS Zone - 1 gm. Cut-off - 629900E to 630600E

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B08-30		822	4.32	3,551.04	2.67	9481	2.86	27,116.45	Ind.
B08-37	29 32 71 32	9 8 23 22	1.98	5,650.92	2.67	15088	6.05	91,282.14	Ind.
B08-41		2752	5.26	14,475.52	2.67	38650	9.78	377,993.46	Ind.
B88-48	24 8	33 4	7.84	6,460.16	2.67	17249	6.91	119,188.01	Inf.
B87-13	50 47	18 12	4.24	6,207.36	2.67	16574	2.13	35,301.88	Inf.
B08-52		1139	5.32	6,059.48	2.67	16179	4.41	71,348.56	Inf.
B08-59		2206	2.44	5,382.64	2.67	14372	4.94	70,995.95	Ind.
B88-53	32	46	3.30	4,857.60	2.67	12970	1.16	15,044.96	Ind.
B08-11	66 56	10 5	1.23	1,156.20	2.67	3087	1.74	5,371.47	Inf.
B08-67	45	35	2.48	3,906.00	2.67	10429	1.95	20,336.59	Inf.
B88-44	38 34	21 11	22.55	26,428.60	2.67	70564	1.59	112,197.34	Inf.
Total		**10106**	**3.36**	**33918**		**90560**	**6.43**	**582,432.96**	**Ind.**
		7114	**7.06**	**50218**		**134082**	**2.71**	**363,743.85**	**Inf.**

Beattie - "A" Vein Resources - 1 gm. Cut-off - 629800E to 631400E

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B87-24	39	44	2.19	3,758.04	2.67	10034	3.12	31,305.98	
B93-03	110	50	1.63	8,965.00	2.67	23937	2.06	49,309.29	
B91-01	96	16	1.31	3,682.41	2.67	9832	1.37	13,469.89	
	9	87							
	6	82							
B08-38	61	61	2.08	7,739.68	2.67	20665	3.08	63,648.03	
B94-03 A&B		2766	16.82	46,524.12	2.67	124219	1.79	222,352.73	
B08-28	59	50	2.11	6,224.50	2.67	16619	2.81	46,700.56	
B08-01A	39	50	8.38	16,341.00	2.67	43630	2.13	92,932.90	
B08-27	56	52	4.57	13,307.84	2.67	35532	1.49	52,942.58	
B08-15	38	5	2.81	533.90	2.67	1426	1.18	1,682.11	
B08-21	38	5	1.50	285.00	2.67	761	4.96	3,774.31	
B08-65	38	34	2.03	2,622.76	2.67	7003	2.27	15,896.29	
B08-17	61	61	4.99	18,567.79	2.67	49576	3.64	180,456.64	
B08-63	61	42	1.52	3,894.24	2.67	10398	1.10	11,437.38	
B08-72	26	61	1.50	2,379.00	2.67	6352	1.59	10,099.57	
B09-49	61	61	1.75	6,511.75	2.67	17386	3.50	60,852.30	
B09-47	61	61	3.87	14,400.27	2.67	38449	2.64	101,504.62	
B08-72	61	24	1.50	2,196.00	2.67	5863	1.59	9,322.68	
B09-51	61	40	1.20	2,928.00	2.67	7818	2.06	16,104.59	
B09-36	61	61	1.22	4,539.62	2.67	12121	4.81	58,300.98	
Sub-total		**48934**	**3.38**	**165,400.92**		**441620**	**2.36**	**1,042,093.41**	**Inf.**

Beattie - "B" Vein Resources - 1 gm. Cut-off - 629800E to 631400E

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT
B92-01	50	14	1.18	826.00	2.67	2205	7.89	17,400.76
B89-10	36	18	3.65	2,365.20	2.67	6315	3.08	19,450.46
B02-02		882.5	2.88	2,541.60	2.67	6786	3.47	23,547.67
B93-03	17	29	2.65	1,306.45	2.67	3488	2.73	9,522.84
B94-03	(see "A" above)							
B08-60	30.5	30.5	6.51	6,055.93	2.67	16169	3.75	60,634.97
B08-65	47	20	1.74	1,635.60	2.67	4367	3.40	14,847.98
B93-01	18	10	1.48	266.40	2.67	711	4.70	3,343.05
B08-72	61	49	1.83	5,469.87	2.67	14605	4.66	68,057.22
B09-52	66	30	1.46	5,968.48	2.67	15936	1.19	18,963.65
	68	31						
B09-49	80	17	6.76	34,786.96	2.67	92881	2.69	249,850.38
	80	21						
	37	33						
	37	15						
	22	15						
B09-47	38	13	1.66	9,969.96	2.67	26620	1.73	46,052.24
	53	49						
	53	55						
B09-39	40	40	1.49	5,602.40	2.67	14958	1.51	22,587.20
	40	24						
	54	15						
	39	10						
B09-41	58	30	1.57	5,934.60	2.67	15845	2.04	32,324.58
	58	15						
	52	10						
	26	25						
B09-19	61	48	1.34	3,923.52	2.67	10476	1.38	14,456.60
B09-40	36	36	1.20	3,283.20	2.67	8766	2.30	20,162.13
	36	40						
B09-06	57	47	1.20	3,214.80	2.67	8584	4.35	37,338.29
B09-51	58	43	5.97		2.67	39754	2.52	

				14,889.18				100,180.36	
B09-01	58	30	1.76	3,062.40	2.67	8177	1.85	15,126.72	
Sub-total		**43120**	**2.58**	**111,102.55**		**296,644**	**2.61**	**773,847.12**	**Inf.**

Beattie - "C" Vein Resources - 1 gm. Cut-off - 629800E to 630200E

Hole Number	Area	(m^2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B91-02		in "D" Vein							
B90-03	22.5	15	2.13	806.74	2.67	2154	3.42	7,366.64	Ind.
	7.5	5.5							
B87-26		343	1.54	528.22	2.67	1410	4.39	6,191.43	Ind.
B08-12	26.5	25	3.10	2,053.75	2.67	5484	3.30	18,095.59	Ind.
B89-10		614	2.13	1,307.82	2.67	3492	3.43	11,977.15	Ind.
B08-07		755	1.40	1,057.00	2.67	2822	2.88	8,127.91	Ind.
B90-01	18.5	24	1.40	621.60	2.67	1660	2.88	4,779.86	Inf.
B08-08A		898	8.92	8,010.16	2.67	21387	6.35	135,808.26	Ind.
B08-08A		540.5	8.92	4,821.26	2.67	12873	6.35	81,742.05	Inf.
B08-09		829	16.26	13,479.54	2.67	35990	2.99	107,611.21	Ind.
B93-02		582	6.07	3,532.74	2.67	9432	2.95	27,825.63	Ind.
B08-82		589.5	5.09	3,000.56	2.67	8011	4.33	34,689.72	Ind.
B02-02	30.5	18.5	4.51	2,544.77	2.67	6795	4.22	28,672.91	Ind.
B02-03	22.5	23.5	4.21	2,226.04	2.67	5944	3.39	20,148.53	Ind.
B08-83		780.75	15.26	11,914.25	2.67	31811	1.86	59,168.52	Ind.
B93-03		412.5	1.43	589.88	2.67	1575	2.45	3,858.67	Inf.
B93-03		842	1.43	1,204.06	2.67	3215	2.45	7,876.36	Ind.
B92-03	34	25.5	2.29	2,099.93	2.67	5607	2.52	14,129.17	Ind.
	25	2							
B92-03	27.5	15	2.29	944.63	2.67	2522	2.52	6,355.81	Inf.
surf. 5A	87.24	4.57	1.20	478.42	2.67	1277	2.26	2,886.91	meas.
B02-01		581.5	3.51	2,041.07	2.67	5450	3.53	19,237.24	Ind.

B91-01		456.75	1.22	557.24	2.67	1488	3.84	5,713.22	Ind.
B08-84		514.5	3.24	1,666.98	2.67	4451	3.85	17,135.72	Ind.
B94-01		1021.5	1.22	1,246.23	2.67	3327	4.39	14,607.44	Ind.
B03-02		957	2.10	2,009.70	2.67	5366	3.70	19,853.83	Ind.
B03-02		1341.5	2.10	2,817.15	2.67	7522	3.70	27,830.62	Inf.
B05-01		900	2.21	1,989.00	2.67	5311	4.36	23,154.35	Ind.
B05-01		976	2.21	2,156.96	2.67	5759	4.36	25,109.60	Inf.
B94-03	30 -8	69 2	1.58	3,245.32	2.67	8665	2.40	20,796.01	Ind.
surf. 3A		332.8	1.20	399.36	2.67	1066	2.26	2,409.82	meas.
Total		**731**	**1.20**	**878**		**2344**	**2.26**	**5,296.73**	**meas.**
		15770	**4.22**	**66521**		**177611**	**3.42**	**608,186.82**	**Ind.**
		4127	**2.90**	**11951**		**31910**	**4.69**	**149,676.62**	**Inf.**

Beattie - "C" Vein Resources - 1 gm. Cut-off - 630200E to 631400E

Hole Number	Area	(m^2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B93-04	27	45	1.31	1,591.65	2.67	4250	3.57	15,171.45	Inf.
B06-01	30.5	30.5	2.75	2,558.19	2.67	6830	2.19	14,958.49	Inf.
B08-64(U)		714.375	3.16	2,257.43	2.67	6027	3.07	18,503.89	Inf.
B08-64(L)	30.5	30.5	6.24	5,804.76	2.67	15499	1.32	20,458.30	Inf.
B08-45		1089.75	4.48	4,882.08	2.67	13035	2.89	37,671.59	Inf.
B08-01A		in "D" Vein							Ind.
B08-01A	22.5	20	3.32	1,494.00	2.67	3989	4.04	16,115.48	Inf.
B08-16		900	7.37	6,633.00	2.67	17710	7.59	134,419.73	Ind.
B08-16		321.5	7.37	2,369.46	2.67	6326	7.59	48,017.72	Inf.
B08-25		930.25	3.50	3,255.88	2.67	8693	2.75	23,906.26	Ind.
B08-25		491.5	3.50	1,720.25	2.67	4593	2.75	12,630.94	Inf.
B08-66		786	2.79	2,192.94	2.67	5855	2.59	15,164.84	Ind.

B08-15		737	3.43	3,896.48	2.67	10404	2.86	29,754.30	Ind.
	19	21							
B08-03		1038.75	3.48	3,609.66	2.67	9638	3.25	31,322.79	Ind.
B08-23		in "D" Vein							
B08-22		739.625	19.00	14,052.88	2.67	37521	2.55	95,679.00	Inf.
B08-78	70	20	9.18	32,515.56	2.67	86817	6.43	558,230.39	Inf.
	68	31.5							
B09-25	51.5	63.5	1.20	3,924.30	2.67	10478	1.34	14,040.36	Inf.
B09-26	82.5	40	1.27	6,773.55	2.67	18085	2.36	42,681.46	Inf.
	88	47.5							
	-81	26.5							
B09-38	38.5	61	1.65	3,875.03	2.67	10346	4.70	48,627.69	Inf.
B09-17	61	53	1.20	4,916.40	2.67	13127	1.35	17,721.16	Inf.
	54	16							
B09-36	47	11	1.51	3,147.60	2.67	8404	5.29	44,457.58	Inf.
	55	17.5							
	55	11							
B09-40	61	10	1.20	3,184.20	2.67	8502	1.92	16,323.48	Inf.
	33.5	61							
B09-06	50	44.5	1.45	3,226.25	2.67	8614	4.92	42,381.31	Inf.
B08-74	51	15.5	1.25	2,570.00	2.67	6862	2.10	14,409.99	Inf.
	52	3							
	44.5	21							
	35	5							
B09-51	46	11.5	5.38	11,061.28	2.67	29534	2.86	84,466.15	Inf.
	46	9							
	53	10.5							
	53	10.5							
B09-01	57	29	1.80	4,903.20	2.67	13092	4.24	55,508.15	Inf.
	51	21							
B08-73	71.5	61	1.17	5,102.96	2.67	13625	3.40	46,324.63	Inf.
B08-72	44	17.5	9.83	29,804.56	2.67	79578	7.09	564,209.26	Inf.
	52	43.5							
B09-16	61	36	1.20	4,862.40	2.67	12983	1.23	15,968.61	Inf.
	32	25							

	32	33							
B09-14	45	6.5	3.85	5,255.25	2.67	14032	6.43	90,222.66	Inf.
	45	6.5							
	15	52							
B09-48	56	13	5.37	10,235.22	2.67	27328	2.57	70,233.06	Inf.
	56	18							
	47	2.5							
	15	3.5							
B09-52	52	10	5.71	24,632.94	2.67	65770	2.11	138,774.59	Inf.
	77	2.5							
	73.5	24							
	73.5	25							
B09-53	91	11.5	4.92	23,015.76	2.67	61452	2.75	168,993.22	Inf.
	91	12.5							
	43	31							
	43	27							
B08-62	61	27	1.20	2,955.60	2.67	7891	2.22	17,519.02	Inf.
	51	16							
B09-47	71	30	1.21	6,353.71	2.67	16964	1.54	26,125.18	Inf.
	66	20.5							
	34	27.5							
	34	24.5							
B09-39	65	31	1.58	7,076.82	2.67	18895	2.40	45,348.26	Inf.
	32	29							
	32	48							
B09-41	49	44	2.28	7,296.00	2.67	19480	2.24	43,635.92	Inf.
	58	9							
	29	7							
	29	11							
B09-22	73	28.5	3.45	9,506.48	2.67	25382	3.33	84,523.02	Inf.
	75	9							
B09-21	36	25	3.11	11,127.58	2.67	29711	4.92	146,176.34	Inf.
	71	4							
	38	16.5							
	38	46.5							
B09-25	63.5	43	1.20	3,276.60	2.67	8749	1.34	11,723.02	Inf.
Total		**4791**	**4.09**	**19588**		**52300**	**4.49**	**234,567.93**	**Ind.**
		87438	**3.06**	**267330**		**713771**	**3.77**	**2,687,831.35**	**Inf.**

"C" Vein Resources Summary – Beattie Section

		tonnes	g.Au/t	GxT	
629800E – 630200E	1.20	2,344	2.26	5,296.73	meas.
	4.22	177,611	3.42	608,186.82	Ind.
	2.90	31,910	4.69	149,676.62	Inf.
630200E – 631400E	4.09	52,300	4.49	234,567.93	Ind.
	3.06	713,771	3.77	2,687,831.35	Inf.
Sub-total	**1.20**	**2,344**	**2.26**	**5,296.73**	**meas.**
	4.19	**229,911**	**3.67**	**842,754.75**	**Ind.**
	3.05	**745,681**	**3.81**	**2,837,507.97**	**Inf.**

Beattie - "D" Vein Resources - 1 gm. Cut-off - 629800E to 630200E

Hole Number	Area	(m^2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B90-03		2898.5	2.13	6,173.81	2.67	16484	3.42	56,375.48	Ind.
B91-02		690.75	7.69	5,311.87	2.67	14183	3.82	54,177.86	Ind.
B87-26		436.5	1.20	523.80	2.67	1399	2.97	4,153.68	Ind.
B93-01		1105	5.64	6,232.20	2.67	16640	2.81	46,758.33	Ind.
B87-30		610	2.74	1,671.40	2.67	4463	2.74	12,227.63	Ind.
B89-10	17	17.5	1.20	357.00	2.67	953	3.24	3,088.34	Ind.
av. 6 holes		1565.5	2.42	3,788.51	2.67	10115	4.36	44,102.80	Inf.
B94-02	38.5	32	1.71	2,106.72	2.67	5625	1.43	8,043.67	Inf.
B89-09		723.75	9.07	6,564.41	2.67	17527	4.11	72,035.89	Ind.
B90-01		696.5	3.66	2,549.19	2.67	6806	4.46	30,356.26	Ind.
B90-02		713.5	2.74	1,954.99	2.67	5220	7.20	37,582.73	Ind.
B08-07		672	3.13	2,100.00	2.67	5607	2.92	16,372.44	Ind.
B08-07	22	11.5 incl. in "C" Vein	3.13	790.63	2.67	2111	2.92	6,164.03	Inf.
B08-08A av. 5 holes		2442.75	3.33		2.67	21719	5.68		Inf.

				8,134.36				123,362.41	
B08-82		incl. in "C" Vein							
B02-02	38	10	1.22	625.86	2.67	1671	1.51	2,523.28	Ind.
	19	7							
B02-03		638	2.29	1,461.02	2.67	3901	4.32	16,851.99	Ind.
B93-02		716.75	7.68	5,504.64	2.67	14697	4.47	65,697.33	Ind.
B91-01		732	1.22	893.04	2.67	2384	3.79	9,036.94	Ind.
B93-03		incl. in "E" Vein							
B02-01		912	1.31	1,194.72	2.67	3190	3.81	12,153.53	Ind.
B08-83		511.75	7.69	3,935.36	2.67	10507	4.18	43,920.95	Ind.
B08-84		864.75	8.97	7,756.81	2.67	20711	4.02	83,256.92	Ind.
B89-08		313.09	1.98	619.92	2.67	1655	2.43	4,022.09	Ind.
B89-07		322.38	6.15	1,982.64	2.67	5294	2.59	13,710.53	Ind.
stripping		357.69	3.87	1,384.26	2.67	3696	3.43	12,677.19	meas.
stripping		188.04	3.87	727.71	2.67	1943	3.43	6,664.48	Ind.
B94-01		1046.75	1.83	1,915.55	2.67	5115	4.90	25,061.17	Ind.
B03-01		incl. in "E" Vein							
B03-02 (U)	30.5	35	1.45	1,547.88	2.67	4133	3.31	13,679.65	Ind.
B03-02 (L)	30.5	30.5	2.23	2,074.46	2.67	5539	3.87	21,435.16	Ind.
av. 4 holes		542.85	3.16	1,715.41	2.67	4580	3.53	16,167.87	Inf.
Total		**357.69**	**3.87**	**1384**		**3696**	**3.43**	**12,677.19**	**meas.**
		17467.26	**3.65**	**63,678**		**170,021**	**3.83**	**651,142.67**	**Ind.**
		6036.1	**2.74**	**16536**		**44150**	**4.48**	**197,840.78**	**Inf.**

Beattie - "D" Vein Resources - 1 gm. Cut-off - 630200E to 630600E

Hole Number	Area	(m^2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B89-06		327.77	4.18	1,370.08	2.67	3658	4.32	15,803.03	Ind.
B89-05		306.96	7.96	2,443.40	2.67	6524	3.15	20,550.23	Ind.
B93-04		855	7.32	6,258.60	2.67	16710	2.27	37,932.75	Ind.
B94-03		in "E" Vein							
B06-01	61	61	1.47	5,469.87	2.67	14605	3.89	56,811.71	Inf.
B89-04		374.32	5.70	2,133.62	2.67	5697	2.81	16,007.94	Ind.
B88-50		747.7	2.10	1,570.17	2.67	4192	3.09	12,954.37	Ind.
B88-50		460.4	2.95	1,358.18	2.67	3626	3.18	11,531.76	Inf.
B93-04									
stripped		148.28	3.38	501.19	2.67	1338	3.46	4,630.06	meas.
B89-03		406.37	4.11	1,670.18	2.67	4459	3.22	14,359.21	Ind.
B89-03		815.24	3.49	2,845.19	2.67	7597	3.19	24,233.32	Inf.
B88-49									
B88-50									
B95-03		1023.86	1.98	2,027.24	2.67	5413	2.74	14,830.90	Inf.
B89-02		620.05	7.70	4,774.39	2.67	12748	2.99	38,115.35	Ind.
B88-49		420.375	4.27	1,795.00	2.67	4793	3.22	15,432.34	Ind.
B88-49		574.75	4.27	2,454.18	2.67	6553	3.22	21,099.59	Inf.
B95-03	35	21	1.98	1,455.30	2.67	3886	2.74	10,646.68	Inf.
B95-03	38.25	31.5	1.98	2,385.65	2.67	6370	2.74	17,452.96	Ind.
stripped		54.26	1.92	104.18	2.67	278	3.33	926.27	meas.
B89-01	32	18.5	4.57	2,705.44	2.67	7224	2.99	21,598.34	Ind.
B89-01	32.5	25.5	4.57	3,787.39	2.67	10112	2.99	30,235.85	Inf.
stripped		109.26	1.83	199.95	2.67	534	2.91	1,553.52	meas.
B95-01		580	1.22	707.60	2.67	1889	4.49	8,482.92	Ind.
B07-02		897.5	2.85	2,557.88	2.67	6830	1.69	11,541.90	Ind.
B08-64	31	60	2.40	4,464.00	2.67	11919	4.82	57,449.00	Inf.

B08-45		3282	8.55	28,061.10	2.67	74923	5.46	409,080.33	Inf.
B08-28		2116	3.16	6,686.56	2.67	17853	6.27	111,939.03	Inf.
Total		**311.8**	**2.58**	**805**		**2150**	**3.31**	**7,109.85**	**meas.**
		7332.92	**4.14**	**30372**		**81093**	**2.84**	**230,231.35**	**Ind.**
		15417	**3.80**	**58609**		**156486**	**4.78**	**747,858.18**	**Inf.**

Beattie - "D" Vein Resources - 1 gm. Cut-off - 630600E to 631400E

Hole Number	Area	(m^2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B08-02A	30	9	1.92	518.40	2.67	1384	2.34	3,238.86	Ind.
B08-03A	30	17	5.08	2,590.80	2.67	6917	2.87	19,853.04	Ind.
B08-04A	30	26	2.33	1,817.40	2.67	4852	2.79	13,538.36	Ind.
B08-06A		551.95	3.84	2,119.49	2.67	5659	4.01	22,692.72	Ind.
B08-01A		659.875	7.48	4,935.87	2.67	13179	2.98	39,272.70	Ind.
B08-16		792.5	7.37	5,840.73	2.67	15595	7.59	118,364.04	Ind.
B08-66		824	2.44	2,010.56	2.67	5368	2.27	12,185.80	Ind.
B08-15		677.5	3.43	2,323.83	2.67	6205	2.86	17,745.19	Ind.
B08-03		979	3.48	3,402.03	2.67	9083	3.25	29,521.07	Ind.
B08-25		1164	3.60	4,190.40	2.67	11188	2.74	30,656.13	Ind.
B08-23		1615.5	12.50	20,193.75	2.67	53917	2.13	114,843.88	Ind.
B08-24		1254.75	4.67	5,859.68	2.67	15645	1.82	28,474.54	Ind.
B08-22		1253.75	19.00	23,821.25	2.67	63603	2.55	162,186.98	Inf.
B08-17		945.5	3.55	2,923.43	2.67	7806	3.27	25,524.13	Ind.
	-4	30.5							
B08-44		801.33	9.24	7,404.29	2.67	19769	1.57	31,038.04	Inf.
B08-46		800.625	1.88	1,505.18	2.67	4019	2.26	9,082.53	Inf.
B09-22	53	67	2.28	8,096.28	2.67	21617	2.93	63,338.01	Inf.
B09-47	61	65.5	2.44	9,749.02	2.67	26030	1.88	48,936.18	Inf.
B09-53	61	45.5	6.92	19,206.46	2.67	51281	2.45	125,639.06	Inf.

B08-63		930.25	10.90	10,139.73	2.67	27073	3.68	99,628.88	Inf.
B08-72	53	62	9.83	32,284.95	2.67	86201	7.09	611,163.79	Inf.
B08-78	61	25.5	2.88	4,479.84	2.67	11961	3.42	40,907.21	Inf.
B08-73	64	60.5	1.17	4,530.24	2.67	12096	3.40	41,125.52	Inf.
B09-23	58	61	2.19	7,748.22	2.67	20688	1.51	31,238.50	Inf.
B09-25	61	45	1.20	3,294.00	2.67	8795	1.29	11,345.52	Inf.
B09-16	66.5	61	2.74	11,114.81	2.67	<u>29677</u>	<u>2.90</u>	<u>86,061.97</u>	Inf.
B09-06									
B09-01	in "C" Vein								
B09-51									
Total		**10903**	**5.39**	**58726**		**156799**	**3.04**	**475,910.47**	**Ind.**
		33161	**4.32**	**143374**		**382809**	**3.56**	**1,361,692.19**	**Inf.**

"D" Vein Resources Summary – Beattie Section

		Tonnes	g.Au/t	GxT	
629800E – 630200E	3.87	3,696	3.43	12,677.19	meas.
	3.65	170,021	3.83	651,142.67	Ind.
	2.74	44,150	4.48	197,840.78	Inf.
630200E – 630600E	2.58	2,150	3.31	7,109.85	meas.
	4.14	81,093	2.84	230,231.35	Ind.
	3.80	156,486	4.78	747,858.18	Inf.
630600E – 631400E	5.39	156,799	3.04	475,910.47	Ind.
	4.32	382,809	3.56	1,361,692.19	Inf.
Sub-total	**3.27**	**5,846**	**3.38**	**19,787.04**	**meas.**
	4.28	**407,914**	**3.33**	**1,357,284.49**	**Ind.**
	4.00	**583,445**	**3.95**	**2,307,391.15**	**Inf.**

Beattie - "E" Vein Resources - 1 gm. Cut-off - Inferred - 629600E to 630800E

Hole Number	Area	(m^2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B90-03	42	19	3.76	12,633.60	2.67	33732	3.48	117,386.36	Inf.
	61	42							
B93-03		1697	12.76	21,653.72	2.67	57815	1.53	88,457.61	Inf.
B03-01		1654	5.36	8,865.44	2.67	23671	2.12	50,181.94	Inf.
B03-02		3948	4.60	18,160.80	2.67	48489	3.87	187,653.73	Inf.
B05-01	66	61	3.17	12,762.42	2.67	34076	1.99	67,810.57	Inf.
B08-13 D+E	66.5	61	6.27	25,434.26	2.67	67909	2.73	185,392.83	Inf.
B93-04	61	52	1.26	3,996.72	2.67	10671	8.27	88,251.17	Inf.
B94-03		2713	12.28	33,315.64	2.67	88953	3.00	266,858.28	Inf.
B03-03	61	61	1.80	6,697.80	2.67	17883	2.88	51,503.40	Inf.
B08-22	61	61	14.70	54,698.70	2.67	146046	2.34	341,746.54	Inf.
B08-60		low grade - below 1.0 g.Au/t cut-off							
B08-72	43	58	1.77	4,414.38	2.67	11786	1.21	14,261.54	Inf.
Total		**34563**	**5.86**	**202633.5**		**541031**	**2.70**	**1,459,503.96**	**Inf.**

Beattie - "E" Vein Resources - 1 gm. Cut-off - Inferred - 630600E to 631400E

Hole Number	Area	(m^2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B08-45	61	61	2.56	9,525.76	2.67	25434	7.95	202,198.54	Inf.
B09-46	75	52	4.70	18,330.00	2.67	48941	1.42	69,496.36	Inf.
B09-14	74	47	1.56	5,425.68	2.67	14487	1.85	26,800.15	Inf.
B09-48	74	47	1.61	5,599.58	2.67	14951	2.01	30,051.27	Inf.
B09-23	61	61	2.10	7,814.10	2.67	20864	2.01	41,935.93	Inf.
B09-53	61	61	6.34	23,591.14	2.67	62988	2.04	128,496.22	Inf.
B09-47	61	61	1.21	4,502.41	2.67	12021	1.48	17,791.72	Inf.

B09-51	44	37	1.36	2,679.20	2.67	7153	1.44	10,300.99	Inf.
	18	19							
B09-40	61	61	3.45	12,837.45	2.67	34276	1.32	45,244.31	Inf.
Total		**31431**	**2.87**	**90,305.32**		**241,115.20**	**2.37**	**572,315.49**	**Inf.**

"E" Vein Resources Summary – Beattie Section

				Tonnes	g.Au/t	GxT	
629600E – 630800E				541,031	2.70	1,459,503.96	Inf.
630600E - 631400E				241,115	2.37	572,315.49	Inf.
Sub-total	**65994**	**4.44**	**292938.80**	**782,147**	**2.60**	**2,031,819.45**	**Inf.**

Beattie - "F" Vein Resources - 629800E to 630200E - 1 gm. Cut-off - Inferred

Hole Number	Area	(m^2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B09-03	42	19	1.20	3,080.40	2.67	8225	1.68	13,817.44	Inf.
	61	29							
Total		**2567**	**1.20**	**3,080.40**		**8225**	**1.68**	**13,817.44**	**Inf.**

Beattie - "F" Vein Resources - 630600E to 631400E - 1 gm. Cut-off - Inferred

Hole Number	Area	(m^2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B09-46	72	61	1.66	7,290.72	2.67	19466	2.94	57,230.69	Inf.
B09-14	72	42	4.17	12,610.08	2.67	33669	6.70	225,581.72	Inf.
B09-48	72	40	5.73	16,502.40	2.67	44061	2.57	113,237.82	Inf.
B09-53	67	61	10.17	41,564.79	2.67	110978	1.76	195,321.26	Inf.
B09-49	68	83	6.24	35,218.56	2.67	94034	2.11	198,410.80	Inf.
B09-47	50	83	1.20	4,980.00	2.67	13297	1.45	19,280.07	Inf.
B09-25	73	61	1.32	5,877.96	2.67	15694	14.45	226,780.51	Inf.
B09-40	61	61	4.89	18,195.69	2.67	48582	3.21	155,949.80	Inf.
B08-73	61	61	1.85	6,883.85	2.67	18380	4.00	73,519.52	Inf.
Total						**398161**	**3.18**	**1,265,312.20**	**Inf.**

Beattie - "F" Vein Resources - 1 gm. Cut-off - Inferred

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B08-22	70	61	2.21	9,436.70	2.67	25,196	2.59	65,257.61	Inf.
B08-73	61	61	1.85	6,883.85	2.67	18,380	4.00	73,519.52	Inf.
Total						**43,576**	**3.18**	**138,777.13**	**Inf.**

"F" Vein Resources Summary – Beattie Section

	Tonnes	g.Au/t	GxT	
629800E - 630200E	8,224.67	1.68	13,817.44	Inf.
630600E - 631400E	398,161.21	3.18	1,265,312.20	Inf.
B08-22 & B08-73	43,575.87	3.18	138,777.13	Inf.
Sub-total	**449,962**	**3.15**	**1,417,906.77**	**Inf.**

Beattie - Other Blocks - (between E & F) - 1 gm. Cut-off - Inferred

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
08-22	61	61	2.94	10,939.74	2.67	29,209	1.46	42,645.29	Inf.
08-22	61	61	1.47	5,469.87	2.67	14,605	1.82	26,580.29	Inf.
Total						**43,814**	**1.58**	**69,225.58**	**Inf.**

Beattie - Isolated "B" Block - 1 gm. Cut-off - Inferred

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
B08-72	61	61	1.83	6,809.43	2.67	18,181	4.66	84,724.29	Inf.
Total						**18,181**	**4.66**	**84,724.29**	**Inf.**

SUMMARY - Beattie Section - 1 gm. Cut-off

Beattie - North Zone - 630600E to 631400E

	Average Width (m)		Tonnes	g.Au/t	contained g.	
	4.96	**179,109.80**	**478,223**	**2.37**	**1,132,487.83**	**Inf.**

Beattie Section - Northeast Extension

Section	Average Width (m)		Tonnes	g.Au/t	contained g.	
North & South Zones (E. Of Glory Hole)	4.19		10,260	4.67	47,887.06	meas.
	13.07		696,382	2.31	1,611,964.16	Ind.
631000E-631200E - Upper	1.19		27,660	3.44	95,217.45	Inf.
631000E-631200E - Lower	2.92		82,928	4.01	332,542.41	Inf.
631400E - 631506E - Upper	13.46		691,809	3.13	2,167,307.93	Inf.
631400E - 631506E - Lower	6.67		247,197	2.40	593,385.49	Inf.
Sub-total			**10,260**	**4.67**	**47,887.06**	**meas.**
			696,382	**2.31**	**1,611,964.16**	**Ind.**
			1,049,594	**3.04**	**3,188,453.28**	**Inf.**

Beattie Section - Northwest Extension

Section	Average Width (m)	Tonnes	g.Au/t	contained g.	
North Zone - 629950E to 630600E	8.19	691,483	3.23	2,232,113.80	Ind.
	9.74	126,016	2.98	376,072.62	Inf.
RW Zone - 629900E to 630600E	5.98	123,050	2.17	266,808.80	Ind.
	8.72	628,124	3.10	1,945,451.57	Inf.
RW Zone - 630600E to 631400E	2.00	376,836	2.05	774,391.80	Inf.
RS Zone - 629900E to 630600E	3.36	90,560	6.43	582,432.96	Ind.
	7.06	134,082	2.71	363,743.85	Inf.
RS Zone - 2009 Drilling - NW Zone	4.33	180,178	3.61	649,972.54	Ind.
	2.11	214,770	2.02	434,861.93	Inf.
Sub-total		**1,085,271**	**3.44**	**3,731,328.09**	**Ind.**
		1,479,827	**2.63**	**3,894,521.76**	**Inf.**

Beattie Section - South Zone

Section	Average Width (m)	Tonnes	g.Au/t	contained g.	
A Vein	3.38	441,620	2.36	1,042,093.41	Inf.
B Vein	2.58	296,644	2.61	773,847.12	Inf.
C Vein	1.20	2,344	2.26	5,297	meas.
	4.19	229,911	3.67	842,755	Ind.
	3.05	745,681	3.81	2,837,507.97	Inf.
D Vein	3.27	5,846	3.38	19,787.04	meas.
	4.28	407,914	3.33	1,357,284.49	Ind.
	4.00	583,445	3.95	2,307,391.15	Inf.
E Vein	4.44	782,146.58	2.60	2,031,819.45	Inf.
F Vein		449,962	3.15	1,417,906.77	Inf.
Other Blocks - between "E" & "F"		43,814	1.58	69,225.58	Inf.
Isolated B Vein Block		18,181	4.66	84,724.29	Inf.
Sub-total		**8,190**	**3.06**	**25,083.77**	**meas.**
		637,825	**3.45**	**2,200,039.24**	**Ind.**
		3,317,680	**3.18**	**10,564,515.75**	**Inf.**

Beattie Underground Resources

		Tonnes	g.Au/t	contained g.	
Below 9th Level		105,379	3.71	**390,956.09**	meas.
(unchanged)		356,424	3.69	**1,315,204.56**	Ind.
		230,039	3.77	**867,247.03**	Inf.
697 Stope Area		17,690	3.77	**66,691.30**	Ind.
(unchanged)		170,710	3.77	**643,576.70**	Inf.
Broken Ore - Glory Hole (unchanged)		291,206	4.11	**1,196,856.66**	Inf.
Sub-total		**105,379**	**3.71**	**390,956.09**	**meas.**
		374,114	**3.69**	**1,381,895.86**	**Ind.**
		691,955	**3.91**	**2,707,680.39**	**Inf.**

Grand Total - Beattie - Surface & Underground - 1 gm. Cut-off	123,829.08	3.75	463,926.92	meas.
	2,793,591.50	3.19	8,925,227.35	Ind.
	7,017,279.25	3.06	21,487,659.00	Inf.

Donchester Northeast Extension - 631506E to 632000E (Upper Zone) 2.4 g.Au/t cut-off

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
D96-01	55	55	2.74	8,288.50	2.67	22,130	4.83	106,889.32	Inf.
D97-01	55	78	2.06	8,837.40	2.67	23,596	4.85	114,439.91	Inf.
D96-02	47	78	1.98	7,258.68	2.67	19,381	3.46	67,057.14	Inf.
D97-02	47	45	4.49	9,496.35	2.67	25,355	3.68	93,307.34	Inf.
D00-01	69	48	1.48	9,057.60	2.67	24,184	3.09	74,727.92	Inf.
	72	39							
D96-03	42	58	3.72	9,061.92	2.67	24,195	3.84	92,910.05	Inf.
D98-01	42	65	2.94	8,026.20	2.67	21,430	3.64	78,005.03	Inf.
D96-04	39	17	1.87	2,788.17	2.67	7,444	4.36	32,457.64	Inf.
	36	23							
D98-02	40	39	5.29	8,252.40	2.67	22,034	4.29	94,525.47	Inf.
D99-01	77	17	1.14	2,620.86	2.67	6,998	2.89	20,223.34	Inf.
	55	10							
	55	8							
D08-02A	51	22	2.45	6,423.90	2.67	17,152	3.65	62,604.12	Inf.
	40	37							
	10	2							
D08-02	66	64	1.17	4,942.08	2.67	13,195	3.01	39,718.01	Inf.
D99-03	17	27	4.41	10,279.71	2.67	27,447	6.22	170,719.26	Inf.
	36	52							
D99-02	40	11	5.57	13,902.72	2.67	37,120	2.43	90,202.24	Inf.
	34	7							
	40	6							
	27	5							
	27	27							
	39	16							
	9	10							
D02-01	41	13	2.35	4,002.05	2.67	10,685	3.33	35,582.63	Inf.
	39	30							
D08-07	28	10	1.32	4,809.42	2.67	12,841	2.73	35,056.34	Ind.
	38	13							

	53.5	17							
	56	35							
D00-02	43	15	8.32	5,366.40	2.67	14,328	5.82	83,390.64	Ind.
D00-03	43	30	1.27	1,638.30	2.67	4,374	4.24	18,546.87	Ind.
D08-01A	29	25	17.73	19,095.21	2.67	50,984	3.94	200,877.79	Inf.
	29	30							
	66	10							
	-41	26							
	-8	14							
D08-08	44	68	1.65	2,907.30	2.67	7,762	3.41	26,470.09	Inf.
	-66	5							
	-66	8							
	-62	6							
D08-01 (B)	80	96	6.74	51,763.20	2.67	138,208	4.06	561,123.44	Inf.
D03-01 (B)	58	29	1.87	5,782.98	2.67	15,441	4.97	76,739.50	Inf.
	45.5	31							
D05-01	38	13	3.29	9,165.94	2.67	24,473	2.80	68,524.57	Ind.
	40	16							
	64	16							
	56	11							
	12	1							
D08-21	79	19	4.50	11,425.50	2.67	30,506	6.23	190,052.91	Inf.
	73	10							
	44	7							
D08-22	94	25	3.22	11,712.75	2.67	31,273	5.57	174,190.85	Inf.
	103	12.5							
D08-19 (A)	41	26	1.94	2,068.04	2.67	5,522	2.66	14,687.63	Inf.
D08-19 (B)	41	26	1.55	1,652.30	2.67	4,412	2.74	12,087.90	Inf.
D09-01B (A)	64	63	1.85	7,459.20	2.67	19,916	3.57	71,100.35	Inf.
D09-01B (B)	93	77	3.25	23,273.25	2.67	62,140	3.11	193,254.09	Inf.
D09-01B (C)	100	77	2.11	16,247.00	2.67	43,379	3.75	162,673.09	Inf.
sub-total			**8,365**	**2.51**	**20,980.06**	**56,017**	**3.67**	**205,518.41**	**Ind.**
			83,921	**3.18**	**266,625.27**	**711,889**	**4.01**	**2,856,627.05**	**Inf.**

Donchester Section - Northeast Extension - Inferred Resource - 631600E to 632000E - Lower Zone - 2.4 g.Au/t cut-off

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT
D98-01	159	19	1.6	22,676.80	2.67	60,547	3.22	194,961.52
	143	64						
	125	16						
D99-02	135	51	2.93	32,426.31	2.67	86,578	4.80	415,575.59
	82	51						
D00-03	89	65	1.5	8,853.00	2.67	23,638	2.87	67,839.65
	87	18						
	-69	21						
D04-01	27	42	4.51	3,400.54	2.67	9,079	3.87	35,137.44
	-38	10						
D09-14 (B)	38	10	1.2	456.00	2.67	1,218	4.28	5,210.99
D09-14 (A)	30.5	30.5	1.58	1,469.80	2.67	3,924	3.92	15,383.46
D05-01	150	21	4.57	29,385.10	2.67	78,458	2.96	232,236.32
	134	30						
	-74	10						
D03-01		8517	1.59	9,244.45	2.67	24,683	4.02	99,224.38
	-61	42						
	-32	7						
D08-19	61	42	1.44	4,072.32	2.67	10,873	2.72	29,574.82
	38	7						
D09-01B (A)	74	36	1.87	20,296.98	2.67	54,193	2.78	150,656.36
	78	105						
D09-01B (B)	74	36	4.37	47,890.83	2.67	127,869	3.20	409,179.25
	79	105						
D08-01(U)	114	12	3.84	38,079.36	2.67	101,672	3.77	383,303.03
	114	41						
	119	38.5						
	119	1						
	-118	7						
D08-01(L)	114	59	4.21	35,262.96	2.67	94,152	3.02	284,339.35
	110	15						
D08-30	162	53	1.57	22,890.60	2.67	61,118	9.08	554,950.55

	162	37							
D08-04	57	81	4.33	85,837.92	2.67	229,187	4.79	1,097,806.91	
	110	32.5							
	110	78							
	109	28							
D08-11	103	102	1.19	15,918.63	2.67	42,503	5.82	247,365.96	
	99	29							
D08-20	99	29	1.28	9,882.88	2.67	26,387	2.83	74,676.03	
	97	50							
D06-01	69	25	1.16	15,306.20	2.67	40,868	5.90	241,118.57	
	88	70							
	90	59							
D08-07(U)	100	50	4.19	62,380.72	2.67	166,557	3.16	526,318.61	
	96	103							
D08-07(L)	<u>100</u>	<u>100</u>	<u>2.86</u>	<u>28,600.00</u>	<u>2.67</u>	<u>76,362</u>	<u>2.86</u>	<u>218,395.32</u>	
Sub-total		**148,762**	**3.32**	**494,331.40**	**2.67**	**1,319,865**	**4.00**	**5,283,254.11**	**Inf.**

Plate N - figure 1



Clifton Star Resources Inc.
Beattie - Donchester Properties
Northeast Extension
Lower Zone
631200E - 632000E
Scale: 1 to 2000
0
50
100
metres
Elevation: 300.0 m
632000E
631600E
631400E
631200E
Approximate Donchester Boundary
Approximate Beattie Boundary
D08-30 9.08-2.8
D08-04 4.79/11.0 HW 4.39
D08-11 5.82/3.0
D08-20 2.83/3.2 HW 1.28
D01-03 2.25/3.15
D09-14 1.95/3.4
D04-01 3.87/6.0
D05-01 2.96/7.1
D08-12 2.60/3.3
D03-01 4.02/3.5
D08-19 2.72/4.0
D08-01 3.77/9.0
D08-01 3.02/10.6
D08-08 1.24/0.30
D08-08 1.26/0.5
D08-09 1.90/2.03
D00-03 2.87/3.2
D09-18 2.26/5.0
D08-02 6.98/1.0
D99-02 4.80/7.3
D06-01 5.90/2.10
D08-07 2.86/6.0
D08-07 3.16/8.8
D98-01 3.22/3.80 HW 1.60
D08-03 2.22/5.0
D08-05 2.47/2.0
B99-02 2.74/4.7
B98-01 1.10/11.5
B87-10 4.04/8.54
B09-06 C&D 6.01/3.20
B08-92 2.07/4.0



632000E
632400E
Elevation: 298.0m
f
D09-04
1.60/14.0
D09-37
1.93/1.50
D08-30
9.08/2.8
D09-05
1.94/22.0
hit UGO
D09-03
4.10/4.7
D09-40
1.69/31.3
D09-02
3.89/4.0
D09-38
3.14/17.0
D09-08
1.18/19.0
D08-37
3.69/3.0
D09-07
2.39/6.0
D08-38
3.62/12.5
D08-36
2.83/2.8
D08-10B
3.01/3.60
f

Clifton Star Resources Inc.

Donchester Property
Northeast Extension
North Zone

Scale: 1 to 2000

0 50 100
metres

Plate N - figure 2

Donchester Section - Northeast Extension - Inferred Resource - 632000E to 632400E - North Zone - 2.4 g.Au/t cut-off

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT
D09-04 (A)	87	41	1.97	17,184.31	2.67	45,882	2.57	117,917.02
	76	53						
	47	24						
D09-04 (B)	87	41	1.48	12,910.04	2.67	34,470	3.53	121,678.42
	76	53						
	47	24						
D09-30	87	54	1.57	7,375.86	2.67	19,694	9.08	178,817.40
D09-05 (A)	59	32	1.99	8,432.63	2.67	22,515	3.89	87,583.77
	68	17						
	24.5	41						
	27	7						
D09-05 (B)	59	32	1.45	6,144.38	2.67	16,405	3.50	57,419.18
	68	17						
	24.5	41						
	27	7						
D09-03	42	6	2.26	4,474.80	2.67	11,948	4.10	48,985.64
	48	36						
D09-02	84	36	2.33	9,688.14	2.67	25,867	3.89	100,623.93
	81	14						
D09-38	40	7	9.15	51,272.03	2.67	136,896	3.14	429,854.40
	85.5	57						
	25	10						
	25	8						
D09-40	35	61	1.37	2,924.95	2.67	7,810	2.56	19,992.62
D09-08	62	56	1.43	6,451.45	2.67	17,225	2.73	47,025.23
	62	18						
	-17	4.5						
D08-37	62	17	1.58	6,037.97	2.67	16,121	3.07	49,492.64
	61.5	45						
D09-07	61	75	1.42	6,496.50	2.67	17,346	2.51	43,537.59
D08-38 (A)	61	53	2	6,466.00	2.67	17,264	7.33	126,546.73
D08-38 (B)	61	53	2.61	8,438.13	2.67	22,530	2.91	65,561.74
D08-36	76	61	1.6	7,417.60	2.67	19,805	2.83	56,048.13

D08-10B	70	61	1.31	5,593.70	2.67	14,935	3.01	44,954.89
Sub-total		**72,776**	**2.30**	**167,308.47**		**446,713.61**	**3.57**	**1,596,039.32**	**Inf.**



Clifton Star Resources Inc.
Beattie - Donchester Properties
Upper Zone
631200E - 632000E
Scale: 1 to 2000
0 50 100
metres
Elevation: 300.0 m
631200E
631400E
631600E
631800E
632000E
Approximate Beattie Boundary
Approximate Donchester Boundary
B08-92 1.19 / 3.0
B87-10 4.08 / 2.59
B99-01 NV
B96-01 4.53 / 11.65
B96-02 3.67 / 9.00
B87-40 2.98 / 8.84
B87-41 4.25 / 11.6 WW 9.43
B97-01 5.55 / 10.0
B99-02 3.12 / 2.65
B98-01 3.91 / 5.09
D08-13 3.63 / 3.0
D08-06 3.08 / 0.9
B00-01 NV hit Beattie Fault
D96-01 4.83 / 4.55
D97-01 4.85 / 6.7
D96-02 3.46 / 3.35
D97-02 3.68 / 9.4
D00-01 3.09 / 2.8
D96-03 3.84 / 6.0
D98-01 3.64 / 6.9
D96-04 4.36/2.8
D98-02 4.29/7.9
D08-02A 3.65/4
D08-02 3.77/1.85
D99-01 2.89/1.8
D99-02 2.43/9.5
D99-03 6.22/6.5
D08-07 3.26/1.55 or 2.73/2.65
D02-01 3.33/3.15
D00-02 5.82/15.9
D00-03 4.24/2.5
D08-18 1.84/1.0 below cut-off
D08-19 5.33 / 2.0
D08-01(A) 5.94/39.0
D08-08 3.41/2.90
D08-01(B) 4.06/15.0
D06-01 2.44/1.8 below cut-off
D01-01 2.02 / 4.55
D01-02 3.09/0.5
D08-09 2.86/1.1
D05-01 2.42/21.0 or 2.80/5.0
D04-01 1.87 / 6.0
D01-03 2.26 / 2.35
D01-04B LV
D08-12 1.77 / 3.0
below cut-off
D03-01 4.97 / 4.0
D08-11 3.06 / 1.0
D08-21 6.23 / 6.0
D08-22 5.51 / 6.0
D08-30 5.75 / 2.25
D08-10B 1.27 / 3.0
D08-05 2.47 / 2.0

Plate O - figure 1



632000E
632200E
632400E
Elevation: 298.0m
f
D09-35
1.10/3.9
D09-36
3.54/17.2
D09-02
1.47/2.0
D09-05
3.81/5.0
D08-30
9.08/2.80
D09-38
2.85/15.7
D09-06
1.46/2.0
D08-38
2.00/22.0
D08-36
2.31/3.0
D08-10B
1.80/3.0
f
Clifton Star Resources Inc.
Donchester Property
Northeast Extension
South Zone
Scale: 1 to 2000
0
50
100
metres

Plate O - figure 2

Donchester Section - Northeast Extension - Inferred Resource - 632000E to 632400E - South Zone - 2.4 g.Au/t cut-off

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
D09-36	63	85	5.94	45,494.46	2.67	121,470	5.75	698,453.70	
	64	36							
D08-30	112	7	1.29	4,447.92	2.67	11,876	5.75	68,286.69	
	56	29							
	65	16							
D09-05	62	30	2.69	16,325.61	2.67	43,589	3.81	166,075.53	
	61	69							
D08-38	61	62	1.73	8,970.05	2.67	23,950	3.73	89,333.62	
	61	23							
D09-38	61	61	6.14	22,846.94	2.67	61,001	3.32	202,524.41	
Sub-total		**26,082**	**3.76**	**98,084.98**		**261,886.90**	**4.68**	**1,224,673.96**	**Inf.**

South Zone ("A" Vein) - 631400E to 631800E - 2.4 g.Au/t cut-off (min. 2.4 g.Au/1.2m)

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
D09-22	38	92	1.26	4,404.96	2.67	11,761	7.07	83,151.99	
D08-25	63	65	1.67	6,838.65	2.67	18,259	3.67	67,011.25	
D08-31	65	75	2.47	12,041.25	2.67	32,150	5.48	176,182.75	A+B
D08-32	67	50	2.40	8,040.00	2.67	21,467	3.63	77,924.48	
D08-33	52	70	1.63	5,933.20	2.67	15,842	3.09	48,950.68	
D08-34	48	95	2.08	9,484.80	2.67	25,324	9.18	232,478.14	
D08-40	61	61	8.07	30,028.47	2.67	80,176	6.63	531,566.98	
D08-16	58.5	61	2.32	8,278.92	2.67	22,105	2.51	55,482.84	
Sub-total		**31,306**	**2.72**	**85,050.25**		**227,084**	**5.60**	**1,272,749.11**	**Inf.**



Clifton Star Resources Inc.

Donchester Mine Property

A, B, D & E Veins

Scale: 1 to 2000

Elevation: 310.0m

South Zone ("B" Vein) - 631400E to 632550E - 2.4 g.Au/t cut-off (min. 2.4 g.Au/1.2m)

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
D09-24	47	61	1.38	3,956.46	2.67	10,564	2.77	29,261.58	
D08-33	52	61	1.66	5,265.52	2.67	14,059	2.70	37,959.13	
D08-40	61	61	2.32	8,632.72	2.67	23,049	3.33	76,754.38	
D09-30	25	56	1.59	2,226.00	2.67	5,943	7.31	43,446.40	
Sub-total		**11,160**	**1.80**	**20,080.70**		**53,615**	**3.50**	**187,421.49**	**Inf.**

South Zone ("C" Vein) - Inferred Resources - 631400E to 631800E - 2.4 g.Au/t cut-off (min. 2.4 g.Au/1.2m)

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
D08-25	51	129	1.24	8,157.96	2.67	21,782	5.81	126,551.99	
D08-27	50	19.5	5.82	5,674.50	2.67	15,151	6.36	96,359.82	
D08-28	49	103	1.23	6,207.81	2.67	16,575	16.43	272,324.83	
D08-29	47	144	1.46	9,881.28	2.67	26,383	2.79	73,608.62	
D08-32	82	105	2.11	18,167.10	2.67	48,506	4.25	206,151.17	
D08-31	62.5	116.5	1.55	11,285.94	2.67	30,133	3.76	113,301.78	
D08-34	82	76.5	1.28	9,104.64	2.67	24,309	5.35	130,055.23	
	48	17.5							
D08-33	50	46.5	1.5	3,487.50	2.67	9,312	7.48	69,650.96	
D09-22	66	13.5	1.28	5,155.84	2.67	13,766	6.73	92,645.80	
	68	31							
	49	21							
D08-40	46.5	8	2.31	16,682.82	2.67	44,543	6.26	278,839.99	
	65	23							
	63	85							
D08-16	41.5	117	1.52	7,380.36	2.67	19,706	2.90	57,146.13	
Sub-total		**60,804**	**1.66** / 2.1 (arith. mean)	**101,185.75**		**270,166**	**5.61**	**1,516,636.31**	**Inf.**


631400E
631600E
631800E
Elevation: 305.0m
D08-23
1.19 / 3.0
D08-24
NSV
D08-25
5.81 / 2.43
D08-26
2.02 / 2.15
D09-23
1.01 / 3.25
D08-27
6.36 / 13.0
D08-33
7.48 / 3.0
D08-28
16.43 / 2.35
D08-29
2.79 / 3.25
D09-24
1.32 / 2.9
D08-41
2.28 / 2.4
D08-16
2.06 / 3.0
D09-22
10.06 / 2.0
D08-34
5.35 / 3.0
D08-32
4.25 / 4.0
D08-31
3.76 / 3.0
D08-40
6.26 / 5.15
D09-21
1.56 / 1.0
D08-14
hit UGO
Clifton Star Resources Inc.
Donchester Property
South Zone - C Vein
Scale: 1 to 1000
0
25
50
metres

Plate Q - figure 1


631800E
632000E
Surface
Overburden
Elevation: 305.0m
D08-15
2.26 / 2.5
D08-42
6.15 / 1.90
D08-41
2.28 / 2.4
D08-16
2.90 / 2.0
D08-43
4.12 / 2.0
D08-38
2.60 / 0.30
D08-17
7.46 / 2.0
Inf.
Inf.
D08-48
6.58 / 2.0
D08-47
8.20 / 2.3
D08-44
0.67 / 1.20
hit UGO
D08-45
2.69 / 3.0
hit UGO
Approximate 4th Level
Largely Mined Out to 9th Level
Some Mining to 3rd Level
D08-14
hit UGO
Donchester Shaft
Clifton Star Resources Inc.
Donchester Property
South Zone
"C" Vein
631800E - 632200E
Scale: 1 to 1000
0
25
50
metres

Plate Q - figure 2

South Zone ("C" Vein) - 631800E to 632500E - 2.4 g.Au/t cut-off (min. 2.4 g.Au/1.2m)

Hole Number	Area	(m^2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
D08-42	34	33	1.46	1,659.29	2.67	4,430	6.15	27,246.37	Ind.
	14.5	1							
D08-43	48	76	2.34	8,536.32	2.67	22,792	4.12	93,902.93	Ind.
D08-45	29	34.5	1.81	1,810.91	2.67	4,835	2.69	13,006.46	Ind.
D08-47	26.5	15	1.38	1,759.50	2.67	4,698	8.20	38,522.49	Ind.
	32.5	27							
D08-17	19	30	1.44	820.80	2.67	2,192	7.46	16,348.86	Ind.
	24.5	19	1.44	670.32	2.67	1,790	7.46	13,351.57	Inf.
D08-48	30	30	1.5	1,350.00	2.67	3,605	6.58	23,717.61	Ind.
	28	19	1.5	798.00	2.67	2,131	6.58	14,019.74	Inf.
D09-26	37	49	1.43	2,592.59	2.67	6,922	4.99	34,541.85	Inf.
D09-27	47	94	1.3	5,743.40	2.67	15,335	5.44	83,421.74	Inf.
D09-31	69	84	1.44	8,346.24	2.67	22,284	4.89	108,971.01	Inf.
D09-45	79	103	1.17	9,520.29	2.67	25,419	2.55	64,818.89	Inf.
Sub-total		**8,530**	**1.87**	**15,937**		**42,551**	**5.00**	**212,744.73**	**Ind.**
		21,162	**1.31**	**27,671**		**73,881**	**4.32**	**319,124.81**	**Inf.**

Resource Estimates - Donchester Section - "D"Vein - 631506E to 631950E - 2.4 g.Au/t cut-off (min. 2.4 g.Au/1.2m)

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
D08-33	25.5	61	4.49	6,782.15	2.67	18,108	3.08	55,773.65	Inf.
	-9	5							
D09-22	42.5	8	1.21	4,657.29	2.67	12,435	4.84	60,185.23	Inf.
	62.5	24							
	66.5	31							
D08-28	16	30	1.42	1,363.20	2.67	3,640	2.76	10,045.69	Inf.
	16	30							
D08-29	15	30	2.33	2,166.90	2.67	5,786	4.67	27,018.86	Inf.
	16	30							
D08-40	61	61	4.97	18,493.37	2.67	49,377	3.70	182,696.00	Inf.
D09-24	73	6	1.36	4,979.98	2.67	13,297	7.72	102,649.34	Inf.
	66.5	21							
	61	31							
Sub-total		**14,632**	**2.63**	**38,442.89**		**102,643**	**4.27**	**438,368.77**	**Inf.**

Resource Estimates - Donchester Section - "D"Vein - 631950E to 632550E - 2.4 g.Au/t cut-off (min. 2.4 g.Au/1.2m)

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
D09-28	69	100	1.2	8,280.00	2.67	22,108	2.54	56,153.30	Inf.
D09-13	69	95	1.2	7,866.00	2.67	21,002	3.93	82,538.72	Inf.
D08-47	68	61	2.14	8,876.72	2.67	23,701	3.00	71,102.53	Inf.
Sub-total		**17,603**	**1.42**	**25,022.72**		**66,811**	**3.14**	**209,794.56**	**Inf.**

Resource Estimates - Donchester Section - "E"Vein - 631506E to 631800E - 2.4 g.Au/t cut-off (min. 2.4 g.Au/1.2m)

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
D08-29	59	61	2.2	7,917.80	2.67	21,141	4.15	87,733.18	Inf.
D09-22	82	6	3.01	10,504.90	2.67	28,048	2.65	74,327.42	Inf.
	72	27							
	62	17							
D09-21	61	56	1.48	5,055.68	2.67	13,499	5.42	73,162.77	Inf.
D09-24	61	32	3.39	12,614.19	2.67	33,680	3.32	111,817.23	Inf.
	61	29							
Sub-total		**14,226**	**2.54**	**36,092.57**		**96,367**	**3.60**	**347,040.60**	**Inf.**

Resource Estimates - Donchester Section - "F"Vein - 631800E to 632550E - 2.4 g.Au/t cut-off (min. 2.4 g.Au/1.2m)

Hole Number	Area	(m²)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
D09-34	87	100	1.45	12,615.00	2.67	33,682	4.63	155,947.89	Inf.
D09-45	86	100	1.44	12,384.00	2.67	33,065	4.10	135,567.65	Inf.
Sub-total		**17,300**	**1.45**	**24,999.00**		**66,747**	**4.37**	**291,515.54**	**Inf.**

South Zone - Remnants
West of Shaft

Hole Number	Tons	oz.Au/ton	Grade (oz.Au)
525 stope	4000	0.17	
430	3000	0.11	
	3000	0.15	
542	1000	0.26	
546	1000	0.28	
472	1000	0.18	
	2000	0.15	
665	1000	0.22	
749	1000	0.18	
845	1000	0.18	
936	3000	0.15	
955	1000	0.20	
934	4000	0.20	
Sub-total	**26000**	**0.17**	**4,510.00**
expressed in metric units	**23587**	**5.95**	**140,275.00**
	(tonnes)	(g.Au)	


631400E
631600E
631800E
Elevation 305.0m
D08-23
1.03 / 2.0
D08-26
3.00 / 0.50
D08-33
3.26 / 5.9
or 3.08 / 6.5
D08-27
1.55 / 2.0
D09-24
7.72 / 2.25
D09-22
4.84 / 2.0
D08-41
1.53 / 3.0
D08-32
1.05 / 1.80
D08-31
0.86 / 0.90
D08-29?
4.67 / 3.60
D08-28?
2.76/2.0
D09-21
0.46 / 1.20
D08-40
4.34 / 5.0
50m lower
Clifton Star Resources Inc.
Donchester Property
South Zone
Scale: 1 to 1000
0
25
50
metres
Plate R


Plate S
632200E
632400E
Elevation: 300.0m
D09-34
4.63/1.90
D09-43
4.10/2.0
Clifton Star Resources Inc.
Donchester Property
South Zone
F Vein
Scale: 1 to 2000
0
50
100
metres
Plate S

Above 3rd Level (west of shaft)

Block Number	Area	Horizontal (ft2)	Width (ft)	Volume (ft3)	T.F.	Tons	oz.Au/ton	Grade (oz.Au)	
1	375	104	7.00	273,000	12.0	22750	0.17	3,776.50	Ind.
2	354	442	7.00	1,095,276	12.0	91273	0.17	15,151.32	Inf.
3	630	104	4.20	262,773	12.0	21898	0.14	3,153.28	Ind.
	-130	21							
	-45	5							
4	363	444	4.00	644,688	12.0	53724	0.11	5,641.02	Inf.
5	300	446	4.00	535,200	12.0	<u>44600</u>	<u>0.19</u>	<u>8,474.00</u>	Inf.
Sub-total						**44648**	**0.16**	**6,929.78**	**Ind**
						189597	**0.15**	**29,266.34**	**Inf.**
		expressed in metric units				**40504**	**5.32**	**215,537.88**	**Ind**
						172000	**5.29**	**910,270.97**	**Inf.**
						(tonnes)	(g.Au)		

Below 9th Level (west of shaft)

Block Number	Area	Horizontal (ft2)	Width (ft)	Volume (ft3)	T.F.	Tons	oz.Au/ton	Grade (oz.Au)	
6	230	175	13.0	523,250	12.0	43604	0.23	9,898.15	Ind.
7	325	172	6.5	363,350	12.0	30279	0.23	7,024.77	Ind.
8	627	170	4.0	426,360	12.0	35530	0.13	4,441.25	Ind.
9	421	368	11.0	1,704,208	12.0	142017	0.25	35,504.33	Inf.
10	277	369	6.0	613,278	12.0	51107	0.28	14,309.82	Inf.
11	240	370	4.0	355,200	12.0	29600	0.28	8,288.00	Inf.
12	225	371	4.0	333,900	12.0	<u>27825</u>	<u>0.13</u>	<u>3,478.13</u>	Inf.
Sub-total						**109413**	**0.20**	**21,364.16**	**Ind**
						250549	**0.25**	**61,580.28**	**Inf.**
		expressed in metric units				**99258**	**6.69**	**664,487.29**	**Ind**
						227294	**8.43**	**1,915,333.30**	**Inf.**
						(tonnes)	(g.Au)		



Plate U



Clifton Star Resources Inc.
Donchester Mine
Longitudinal Section
Mining Concession 384
0 75 150
metres
Main - South Zone
NO ORE
ORE CONTACT
ore contact
SOUTH ZONE CONTACT
SHAFT
surface
3rd level
6th level
North Zone
[0.21/2J]
[0.13/4.9]
South Zone
0.22/0.6
0.28/L2
0.28/2J
1000 @ 0.28
2000 @ 0.15
0.166 / 7.0'
0.166 / 7.0'
0.144 / 4.2'
0.105 / 4.0'
0.190 / 4.0'
0.227 / 13.0'
0.232 / 6.5'
0.250 / 11.0'
0.280 / 6.0'
0.28 / 4.0'
0.125 / 4.0'
1
2
3
4
5
6
7
8
9
10
11
12

SUMMARY

Donchester Section - 2.4 g.Au/t cut-off

Northeast Extension	Average Width (m)	Tonnes	g.Au/t	contained g.	
631506E - 632000E (U)	2.51	56,017	3.67	205,518.41	Ind.
	3.18	711,889	4.01	2,856,627.05	Inf.
631600E - 632000E (L)	3.32	1,319,865	4.00	5,283,254.11	Inf.
632000E - 632400E - North Zone	2.30	446,713.61	3.57	1,596,039.32	Inf.
632000E - 632400E - South Zone	3.76	261,886.90	4.68	1,224,673.96	Inf.
Sub-total	**2.51**	**56,017**	**3.67**	**205,518.41**	**Ind.**
	3.10	**2,293,641**	**4.08**	**9,364,555.13**	**Inf.**
South Zone					
"A" Vein 631400E - 631800E	2.72	227,084.17	5.60	1,272,749.11	Inf.
"B" Vein 631400E - 632550E	1.80	53,615.47	3.50	187,421.49	Inf.
"C" Vein 631400E - 631800E	1.66	270,166	5.61	1,516,636.31	Inf.
"C" Vein 631800E to 632500E	1.87	42,551	5.00	212,744.73	Ind.
	1.31	73,881	4.32	319,124.81	Inf.
"D" Vein 631506E - 631950E	2.63	102,643	4.27	438,368.77	Inf.
"D" Vein 631950E - 632550E	1.42	66,811	3.14	209,794.56	Inf.
"E" Vein 631506E - 631800E	2.54	96,367	3.60	347,040.60	Inf.
"F" Vein 631800E to 632550E	1.45	66,747	4.37	291,515.54	Inf.
Sub-Total	**1.87**	**42,551**	**5.00**	**212,744.73**	**Ind.**
	1.91	**957,314**	**4.79**	**4,582,651.19**	**Inf.**

Donchester Section - South Zone - Underground Remnants

	Tonnes	g.Au/t	GxT	
West of Shaft	23,587	5.95	140,275.00	Inf.
Above 3rd Level	40,504	5.32	215,537.88	Ind.
	172,000	5.29	910,270.97	Inf.
Below 9th Level	99,258	6.69	664,487.29	Ind.
	227,294	8.43	1,915,333.30	Inf.
Sub-Total	**139,762**	**6.30**	**880,025.17**	**Ind.**
	422,881	**7.01**	**2,965,879.27**	**Inf.**

Grand Totals - Donchester Section - 2.4 g.Au/t cut-off

	Tonnes	g.Au/t	GxT	
	238,330	**5.45**	**1,298,288.31**	**Ind.**
	3,673,837	**4.60**	**16,913,085.58**	**Inf.**

Donchester Section - Northeast Extension - 631506E to 632000E (Inferred Resources)(Upper Zone) - 1.0 g.Au/t cut-off

Hole Number	Area	(m2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
D96-01	55	55	19.10	57,778	2.67	154,266	1.61	248,368.14	Inf.
D97-01	55	78	2.80	12,012	2.67	32,072	3.23	103,592.69	Inf.
D96-02	47	78	3.21	11,768	2.67	31,420	2.93	92,061.15	Inf.
D97-02	47	45	9.83	20,790	2.67	55,511	2.74	152,098.77	Inf.
D00-01	69	48	2.05	12,546	2.67	33,498	2.69	90,109.14	Inf.
	72	39							
D96-03	42	58	15.95	38,854	2.67	103,741	1.89	196,069.95	Inf.
D98-01	42	65	2.94	8,026	2.67	21,430	3.64	78,005.03	Inf.
D96-04	39	17	7.15	10,661	2.67	28,464	2.51	71,444.48	Inf.
	36	23							
D98-02	40	39	13.15	513	2.67	1,369	2.48	3,395.89	Inf.
D99-01	77	17	9.91	22,783	2.67	60,831	1.83	111,320.46	Inf.
	55	10							
	55	8							
D99-02	40	11	8.96	22,352	2.67	59,679	2.49	148,600.67	Inf.
	34	7							
	40	6							
	27	5							
	27	27							
	39	16							
	9	10							
D08-02A	51	22	15.89	41,664	2.67	111,242	1.95	216,921.43	Inf.
	40	37							
	10	2							
D08-02	66	64	1.17	4,942	2.67	13,195	3.01	39,718.01	Inf.
D99-03	17	27	6.04	14,079	2.67	37,592	4.81	180,815.46	Inf.
	36	52							
D02-01	41	13	23.95	40,787	2.67	108,901	1.81	197,110.61	Ind.
	39	30							
D00-02	43	15	8.32	5,366	2.67	14,328	5.82	83,390.64	Ind.
D00-03	43	30	4.24	5,470	2.67	14,604	2.05	29,937.86	Ind.

D05-01	38	13	7.24	20,171	2.67	53,856	2.09	112,558.22	Ind.
	40	16							
	64	16							
	56	11							
	12	1							
D08-21	79	19	7.05	17,900	2.67	47,793	4.66	222,714.76	Inf.
	73	10							
	44	7							
D08-22	94	25	4.83	17,569	2.67	46,910	4.36	204,525.70	Inf.
	103	12.5							
D01-01	38	15	3.54	2,018	2.67	5,388	2.02	10,882.80	Ind.
D01-02	38	23	1.48	1,294	2.67	3,454	1.47	5,076.94	Ind.
D08-09	6	2	1.85	1,537	2.67	4,105	1.60	6,567.56	Ind.
	39	21							
D01-03	45	48	1.83	3,953	2.67	10,554	2.32	24,485.22	Ind.
D04-01	42	4	8.81	3,515	2.67	9,386	1.98	18,583.40	Ind.
	21	11							
D09-14		831	3.59	1,551	2.67	4,141	2.21	9,151.28	Ind.
	-42	4							
	-21	11							
D08-11	38	60	3.61	8,231	2.67	21,976	1.77	38,897.94	Inf.
D08-18	46	9	1.34	3,910	2.67	10,440	1.26	13,154.43	Ind.
D09-16	50	5							
	57	18							
	53	13							
	49	11							
D08-12	44	12	2.25	5,794	2.67	15,469	1.49	23,049.28	Inf.
	32	2							
	48	33							
	21	19							
D08-19	41	26	23.28	24,816	2.67	66,260	1.44	95,414.40	Ind.
D08-07	28	10	1.32	4,809	2.67	12,841	2.73	35,056.34	Ind.
	38	13							
	53.5	17							
	56	35							
D08-01 A+B	126	78	47.04	406,896	2.67	1,086,412	2.81	3,052,818.62	Inf.

	-8	3							
	-41	26							
	-8	11							
D08-08	44	68	1.65	2,907	2.67	7,762	3.41	26,470.09	Inf.
	-66	5							
	-66	8							
	-62	6							
D09-01 A&B	68	111	26.73	201,758	2.67	538,694	1.72	926,553.62	Inf.
D06-01	100	134	1.62	21,708	2.67	57,960	1.21	70,132.04	Inf.
Sub-Total		**15,954**	**7.47**	**119,197**		**318,256.12**	**2.02**	**641,369.70**	**Ind.**
		83,001	**11.58**	**961,530**		**2,567,286.02**	**2.45**	**6,297,683.30**	**Inf.**

Donchester Section - Northeast Extension - 631506E to 632000E (Inferred Resources)(Lower Zone) - 1.0 g.Au/t cut-off

Hole Number	Area	(m2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT
D98-01		14,173	7.98	113,101	2.67	301,978	1.97	594,897.53
D99-02		11,067	8.96	99,105	2.67	264,610	2.49	658,879.67
D00-03		5,902	3.91	23,077	2.67	61,615	2.05	126,310.97
D04-01	86	22	8.66	13,198	2.67	35,238	2.76	97,257.52
	-16	23						
D09-14	16	23	3.46	1,273	2.67	3,400	1.98	6,731.32
D01-03	45	65	5.26	15,386	2.67	41,079	1.87	76,818.26
D05-01		6,430	4.57	29,385	2.67	78,458	2.96	232,236.32
D08-30		14,580	1.57	22,891	2.67	61,118	9.08	554,950.55
D08-04		19,824	6.30	124,891	2.67	333,460	3.84	1,280,484.50
D08-11		13,377	6.85	91,632	2.67	244,659	2.25	550,481.94
D08-20		7,721	2.96	22,854	2.67	61,021	2.05	125,092.24
D06-01		13,195	1.16	15,306	2.67	40,868	5.90	241,118.57
D99-02		11,067	21.52	304,874	2.67	814,013	2.49	2,026,892.75
	100	31						
D03-01		8,517	4.86	26,929	2.67	71,901	2.84	204,199.19

	-61	42						
	-46	9						
D08-19	61	42	10.80	30,542	2.67	81,548	1.31	106,828.15
	38	7						
D08-01	110	116	13.39	147,826	2.67	394,694	2.68	1,057,780.86
	-100	7						
	-102	10						
D09-01 A&B	74	36	15.60	170,960	2.67	456,464	2.26	1,031,609.25
	79	105						
D08-07		18,500	13.25	225,462	2.67	601,984	2.24	1,348,443.13
	-53	28						
D08-09	135	35	1.54	21,090	2.67	56,311	1.49	83,903.54
	138	65						
D08-05	94	80	7.18	53,994	2.67	144,163	1.48	213,361.11
D08-03	90	82	13.45	99,261	2.67	265,027	1.48	392,239.77
D08-02	61	61	1.20	4,465	2.67	<u>11,922</u>	<u>2.06</u>	<u>24,559.49</u>
Sub-Total		**203,083**	**8.16**	**1,657,502**		**4,425,531.07**	**2.49**	**11,035,076.65**	**Inf.**

Donchester Section - Northeast Extension - 632000E to 632400E - North (or lower) Zone - 1.0 g.Au/t cut-off

Hole Number	Area	(m2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
D09-04	87	41	6.89	60,101	2.67	160,471	1.60	256,753.48	
	76	53							
	47	24							
D09-37	71	12	1.31	4,913	2.67	13,116	1.46	19,149.91	
	69	42							
D08-30	87	54	1.57	7,376	2.67	19,694	9.08	178,817.40	
D09-05	59	32	11.82	50,087	2.67	133,733	1.94	259,441.94	
	68	17							
	24.5	41							
	27	7							
D09-03	42	6	2.26	4,475	2.67	11,948	4.10	48,985.64	
	48	36							
D09-02	84	36	2.33	9,688	2.67	25,867	3.89	100,623.93	
	81	14							
D08-35	33	79	1.21	3,154	2.67	8,422	2.31	19,455.82	
D09-06	86	14	1.42	4,527	2.67	12,087	1.49	18,009.60	
	31	64							
D09-38	40	7	9.15	51,272	2.67	136,896	3.14	429,854.40	
	85.5	57							
	25	10							
	25	8							
D09-40	35	61	19.52	41,675	2.67	111,273	1.69	188,051.00	
D09-08	62	56	9.07	40,919	2.67	109,255	1.18	128,920.36	
	62	18							
	-17	5							
D08-37	62	17	1.58	6,038	2.67	16,121	3.07	49,492.64	
	61.5	45							
D09-07	61	75	2.85	13,039	2.67	34,813	2.33	81,115.37	
D08-38	61	53	7.26	23,472	2.67	62,669	3.62	226,862.21	
D08-36	76	51	1.6	6,202	2.67	16,558	2.83	46,859.91	
D08-10B	70	61	1.31	5,594	2.67	14,935	3.01	44,954.89	
Sub-Total		**65,367**	**5.09**	**332,532**		**887,859.32**	**2.36**	**2,097,348.50**	**Inf.**

Donchester Section - Northeast Extension - 632000E to 632400E - South (or upper) Zone - 1.0 g.Au/t cut-off

Hole Number	Area	Horizontal (m2)	Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
D09-35	65.5	63	3.05	18,826	2.67	50,266	1.10	55,292.33	
	66	31							
D09-36	63	85	10.98	84,096	2.67	224,536	3.54	794,856.87	
	64	36							
D08-30	112	7	1.29	4,448	2.67	11,876	5.75	68,286.69	
	56	29							
	65	16							
D09-02	61	58	1.19	6,055	2.67	16,166	1.47	23,764.17	
	62	25							
D09-05	62	30	2.69	16,326	2.67	43,589	3.81	166,075.53	
	61	69							
D09-06	61	66	1.22	9,377	2.67	25,036	1.17	29,292.56	
	61	60							
D08-38	61	62	12.68	65,746	2.67	175,541	2.00	351,082.57	
	61	23							
D08-10B	37	51	1.46	8,714	2.67	23,266	1.50	34,899.61	
	37	32							
	47.5	61							
D08-36	68	7	1.73	6,083	2.67	16,241	2.31	37,516.15	
	68	24							
	88	7							
	88	9							
D09-38	61	61	8.24	30,661	2.67	81,865	2.85	233,315.18	
Sub-Total		**54,513**	**4.59**	**250,331**		**668,382.82**	**2.68**	**1,794,381.67**	**Inf.**

Donchester - South Zone - 631400E - 631800E - "A" Vein - 1 gm. Cut-off

Hole Number	Area	Horizontal (m2)	Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
D09-22	38	92	1.26	4,405	2.67	11,761.24	7.07	83,151.99	Inf.
D09-21	38	110	1.16	4,849	2.67	12,946.30	1.00	12,946.30	Inf.
D09-24	47	61	1.26	3,612	2.67	9,645.16	1.08	10,416.77	Inf.
D08-25	63	65	1.67	6,839	2.67	18,259.20	3.67	67,011.25	Ind.
D08-31	65	75	2.47	12,041	2.67	32,150	5.48	176,182.75	Ind.
D08-32	67	50	2.40	8,040	2.67	21,467	3.63	77,924.48	Ind.
D08-33	52	70	1.63	5,933	2.67	15,842	3.09	48,950.68	Ind.
D08-34	48	95	2.08	9,485	2.67	25,324	9.18	232,478.14	Ind.
D08-40	61	61	8.07	30,028	2.67	80,176	6.63	531,566.98	Inf.
D08-16	58.5	61	2.53	9,028	2.67	24,105.57	2.51	60,504.99	Inf.
Sub-total		**20,520**	**2.06**	**42,338**		**113,042.19**	**5.33**	**602,547.30**	**Ind.**
		17,833	**2.91**	**51,923**		**138,634.29**	**5.04**	**698,587.03**	**Inf.**

Donchester - South Zone - 631400E - 631800E - "B" Vein - 1 gm. Cut-off

Hole Number	Area	Horizontal (m2)	Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
D09-22	38	102	1.20	4,651	2.67	12,418.70	2.15	26,700.21	Inf.
D09-21	38	94	1.29	4,608	2.67	12,303.04	2.18	26,820.63	Inf.
D09-24	47	61	1.38	3,956	2.67	10,563.75	2.77	29,261.58	Inf.
D08-33	52	61	1.66	5,266	2.67	14,059	2.70	37,959.13	Inf.
D08-40	61	61	2.32	8,633	2.67	23,049	3.33	76,754.38	Inf.
D08-16	61	61	2.02	7,516	2.67	20,068.84	1.20	24,082.61	Inf.
D08-14	61	61	1.34	4,986	2.67	13,312.99	1.88	25,028.43	Inf.
Sub-total		**24,650**	**1.61**	**39,616**		**105,775.63**	**2.33**	**246,606.97**	**Inf.**

Donchester - South Zone - 631950E - 632550E - "B" Vein - 1 gm. Cut-off

Hole Number	Area	(m2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
D09-30	25	56	1.59	2,226	2.67	5,943.42	7.31	43,446.40	Inf.
D09-35	70	69	1.20	5,796	2.67	15,475.32	2.08	32,188.67	Inf.
Sub-total		**6,230**	**1.29**	**8,022**		**21,418.74**	**3.53**	**75,635.07**	**Inf.**

Donchester - South Zone - 631400E - 631800E - "C" Vein Inferred Resources - 1 gm. Cut-off

Hole Number	Area	(m2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
D08-23	61	61	2.18	8,112	2.67	21,658.45	1.19	25,773.56	
D08-25	51	129	1.24	8,158	2.67	21,781.75	5.81	126,551.99	
D08-26	109	48	1.19	6,161	2.67	16,450.47	2.02	33,229.95	
D09-23	50	60	1.59	4,770	2.67	12,735.90	1.01	12,863.26	
D08-27	50	20	5.82	5,675	2.67	15,150.92	6.36	96,359.82	
D08-28	49	108	1.78	9,420	2.67	25,150.76	12.43	312,623.94	
D08-29	47	144	1.46	9,881	2.67	26,383.02	2.79	73,608.62	
D09-24	30.5	153	1.9	8,866	2.67	23,673.15	1.32	31,248.56	
D08-16	41.5	117	1.52	7,380	2.67	19,705.56	2.90	57,146.13	
D08-31	62.5	117	1.55	11,286	2.67	30,133.45	3.76	113,301.78	
D08-32	82	105	2.11	18,167	2.67	48,506.16	4.25	206,151.17	
D08-33	50	47	1.5	3,488	2.67	9,311.63	7.48	69,650.96	
D08-34	82	77	1.28	9,105	2.67	24,309.39	5.35	130,055.23	
	48	18							
D09-22	66	14	1.28	5,156	2.67	13,766.09	6.73	92,645.80	
	68	31							
	49	21							
D08-40	46.5	8	2.31	16,683	2.67	44,543.13	6.26	278,839.99	
	65	23							
	63	85							
D08-41	19.5	119	1.71	3,968	2.67	10,594.71	2.28	24,155.93	
Total		**79,934**	**1.70**	**136,275**		**363,854.54**	**4.63**	**1,684,206.68**	**Inf.**

Donchester - 631800E - 632550E - South Zone - "C" Vein - 1 gm. Cut-off

Hole Number	Area	(m2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
D08-15	45	40	1.55	2,790	2.67	7,449.30	2.26	16,835.42	Ind.
D08-42		1,137	1.46	1,659	2.67	4,430.30	6.15	27,246.37	Ind.
D08-43	48	76	2.34	8,536	2.67	22,791.97	4.12	93,902.93	Inf.
D08-17	58	13	8.86	6,680	2.67	17,836.77	2.40	42,808.26	Inf.
D08-45	58	43	1.81	4,514	2.67	12,052.75	2.69	32,421.91	Inf.
D08-48	49	92	1.5	6,762	2.67	18,054.54	6.38	115,187.97	Inf.
D08-47	37	37	1.38	1,889	2.67	5,044.22	8.20	41,362.58	Inf.
D09-26	37	49	1.43	2,593	2.67	6,922.22	4.99	34,541.85	Inf.
D09-27	47	94	1.3	5,743	2.67	15,334.88	5.44	83,421.74	Inf.
D09-28	49	87	1.2	5,116	2.67	13,658.65	1.83	24,995.33	Inf.
D09-13	49	86	1.2	5,057	2.67	13,501.66	1.47	19,847.43	Inf.
D09-30	45	117	1.18	6,213	2.67	16,587.91	2.22	36,825.16	Inf.
D09-31	69	84	2.88	16,692	2.67	44,568.92	2.98	132,815.39	Inf.
D09-34	37	62	1.27	2,913	2.67	7,778.72	1.78	13,846.13	Inf.
D09-45	79	103	1.17	9,520	2.67	25,419.17	2.55	64,818.89	Inf.
Sub-total		**2,937**	**1.52**	**4,449**		**11,879.60**	**3.71**	**44,081.79**	**Ind.**
		48,973	**1.68**	**82,229**		**219,552.39**	**3.36**	**736,795.58**	**Inf.**

Donchester - 631506E - 631800E - "D" Vein - 1 gm. Cut-off

Hole Number	Area	(m2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
D08-23	61	61	1.77	6,586	2.67	17,585.07	1.03	18,112.63	Inf.
D08-28		960	2.13	2,045	2.67	5,459.62	2.39	13,048.48	Inf.
D08-29		930	3.72	3,460	2.67	9,237.13	3.69	34,085.02	Inf.
D08-32	61	61	1.26	4,688	2.67	12,518.19	1.05	13,144.10	Inf.
D08-40	61	61	4.97	18,493	2.67	49,377.30	3.70	182,696.00	Inf.
D08-48	67	61	2.49	10,177	2.67	27,171.60	1.89	51,354.33	Inf.
D08-47	68	61	2.14	8,877	2.67	23,700.84	3.00	71,102.53	Inf.
D08-33	25.5 -9	61 5	4.49	6,782	2.67	18,108.33	3.08	55,773.65	Inf.
D08-27	70.75 55.5	29 11	1.33	3,541	2.67	9,453.92	1.55	14,653.57	Inf.
D09-22	42.5 62.5 66.5	8 24 31	1.21	4,657	2.67	12,434.96	4.84	60,185.23	Inf.
D08-41	81 81 68	14 7 32	1.93	7,417	2.67	19,803.36	1.55	30,695.21	Inf.
D09-24	73 66.5 61	6 21 31	1.36	4,980	2.67	13,296.55	7.72	102,649.34	Inf.
Sub-total		**36,815**	**2.22**	**81,703**		**218,146.87**	**2.97**	**647,500.08**	**Inf.**

Donchester - 631950E - 632550E - South Zone - "D" Vein - 1 gm. Cut-off

Hole Number	Area	(m2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
D09-26	100	68	1.56	10,608	2.67	28,323.36	1.83	51,831.75	Inf.
D09-27	62	72	1.24	5,535	2.67	14,779.41	1.06	15,666.18	Inf.
D09-28	69	100	1.2	8,280	2.67	22,107.60	2.54	56,153.30	Inf.
D09-13	69	95	1.2	7,866	2.67	21,002.22	3.93	82,538.72	Inf.
Sub-total		**24,719**	**1.31**	**32,289**		**86,212.59**	**2.39**	**206,189.95**	**Inf.**

Donchester - South Zone - 631400E - 631800E - "E" Vein - 1 gm. Cut-off

Hole Number	Area	(m2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
D08-29	59	61	2.20	7,918	2.67	21,140.53	4.15	87,733.18	Inf.
D09-22	82	6	3.01	10,505	2.67	28,048.08	2.65	74,327.42	Inf.
	72	27							
	62	17							
D09-21	61	56	1.48	5,056	2.67	13,498.67	5.42	73,162.77	Inf.
D09-24	61	32	3.39	12,614	2.67	33,679.89	3.32	111,817.23	Inf.
	61	29							
Sub-total		**14,226**	**2.54**	**36,093**		**96,367.16**	**3.60**	**347,040.60**	**Inf.**

Donchester - 631400E - 632100E - "E" Vein - 1 gm. Cut-off

Hole Number	Area	(m2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
08-41	61	61	1.98	7,368	2.67	19,671.44	1.71	33,638.16	Inf.
08-17	61	61	1.87	6,958	2.67	18,578.58	1.47	27,310.51	Inf.
08-38	61	61	15.83	58,903	2.67	157,272.16	2.07	325,553.37	Inf.
Sub-total		**11,163**	**6.56**	**73,229**		**195,522.18**	**1.98**	**386,502.04**	**Inf.**

Donchester - 631950E - 632550E - South Zone - "E" Vein - 1 gm. Cut-off

Hole Number	Area	(m2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
D09-30	87	137	1.65	19,666	2.67	52,509.15	1.83	96,091.75	Inf.
D09-45	87	137	1.67	19,905	2.67	53,145.63	1.35	71,746.60	Inf.
Sub-total		**23,838**	**1.66**	**39,571**		**105,654.78**	**1.59**	**167,838.35**	**Inf.**

Donchester - 631400E - 631800E - "F" Vein - 1 gm. Cut-off

Hole Number	Area	(m2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
D08-17	61	61	1.78	6,623	2.67	17,684.42	1.62	28,648.77	Inf.
D08-38	61	61	9.52	35,424	2.67	94,581.87	3.77	356,573.64	Inf.
Sub-total		**7,442**	**5.65**	**42,047**		**112,266.29**	**3.43**	**385,222.40**	**Inf.**

Donchester - 631950E - 632550E - South Zone - "F" Vein - 1 gm. Cut-off

Hole Number	Area	(m2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
D09-34	87	100	5.09	44,283	2.67	118,235.61	2.56	302,683.16	Inf.
D09-45	86	100	1.44	12,384	2.67	33,065.28	4.10	135,567.65	Inf.
Sub-total		**17,300**	**3.28**	**56,667**		**151,300.89**	**2.90**	**438,250.81**	**Inf.**

Two New Zones - Between "E" & "F" Veins - 1.0 g.Au/t cut-off

Hole Number	Area	(m2)	Horizontal Width (m)	Volume (m3)	S.G.	Tonnes	g.Au/t	GxT	
08-38	61	61	5.69	21,172	2.67	56,530.55	1.30	73,489.71	Inf.
08-38	61	61	3.36	12,503	2.67	33,381.84	1.48	49,405.12	Inf.
Sub-total		**7,442**	**4.53**	**33,675**		**89,912.38**	**1.37**	**122,894.83**	**Inf.**

South Zone - Remnants

West of Shaft

Hole Number						Tons	oz.Au/ton	Grade (oz.Au)
525 stope						4000	0.17	
430						3000	0.11	
						3000	0.15	
542						1000	0.26	
546						1000	0.28	
472						1000	0.18	
						2000	0.15	
665						1000	0.22	
749						1000	0.18	
845						1000	0.18	
936						3000	0.15	
955						1000	0.20	
934						4000	0.20	
Sub-total						**26,000.00**	**0.17**	**4,510.00**
		expressed in metric units				**23,587.00**	**5.95**	**140,275.00**
						(tonnes)	(g.Au)	

Above 3rd Level (west of shaft)

Block Number	Area	(ft2)	Horizontal Width (ft)	Volume (ft3)	T.F.	Tons	oz.Au/ton	Grade (oz.Au)	
1	375	104	7.00	273,000	12.0	22750	0.17	3,776.50	Ind.
2	354	442	7.00	1,095,276	12.0	91273	0.17	15,151.32	Inf.
3	630	104	4.20	262,773	12.0	21898	0.14	3,153.28	Ind.
	-130	21							
	-45	5							
4	363	444	4.00	644,688	12.0	53724	0.11	5,641.02	Inf.
5	300	446	4.00	535,200	12.0	44600	0.19	8,474.00	Inf.
Sub-total						**44648**	**0.16**	**6,929.78**	**Ind**
						189597	**0.15**	**29,266.34**	**Inf.**
		expressed in metric units				**40504**	**5.32**	**215,537.88**	**Ind**
						172000	**5.29**	**910,270.97**	**Inf.**
						(tonnes)	(g.Au)		

Below 9th Level (west of shaft)

Block Number	Area	(ft2)	Horizontal Width (ft)	Volume (ft3)	T.F.	Tons	oz.Au/ton	Grade (oz.Au)	
6	230	175	13.0	523,250	12.0	43604	0.23	9,898.15	Ind.
7	325	172	6.5	363,350	12.0	30279	0.23	7,024.77	Ind.
8	627	170	4.0	426,360	12.0	35530	0.13	4,441.25	Ind.
9	421	368	11.0	1,704,208	12.0	142017	0.25	35,504.33	Inf.
10	277	369	6.0	613,278	12.0	51107	0.28	14,309.82	Inf.
11	240	370	4.0	355,200	12.0	29600	0.28	8,288.00	Inf.
12	225	371	4.0	333,900	12.0	27825	0.13	3,478.13	Inf.
Sub-total						**109413**	**0.20**	**21,364.16**	**Ind**
						250549	**0.25**	**61,580.28**	**Inf.**
			expressed in metric units			**99258**	**6.69**	**664,487.29**	**Ind**
						227294	**8.43**	**1,915,333.30**	**Inf.**
						(tonnes)	(g.Au)		

SUMMARY

Donchester Section - 1.0 g.Au/t cut-off

	Average Width (m)	Tonnes	g.Au/t	contained g.	
North Zone - 632000E - 632400E - Upper & Lower - 1.0 g.Au/t cut-off					
	4.59	**668,382.82**	**2.68**	**1,794,381.67**	**Inf.**
Northeast Extension - 1.0 g.Au/t cut-off					
631506E - 632000E (U)	7.47	318,256.12	2.02	641,369.70	Ind.
	11.58	2,567,286.02	2.45	6,297,683.30	Inf.
631506E - 632000E (L)	8.16	4,425,531.07	2.49	11,035,076.65	Inf.
632000E - 632400E - North Zone	5.09	887,859.32	2.36	2,097,348.50	Inf.
632000E - 632400E - South Zone	4.59	668,382.82	2.68	1,794,381.67	Inf.
Sub-Total	**7.47**	**318,256.12**	**2.02**	**641,369.70**	**Ind.**
	7.89	**8,549,059.24**	**2.48**	**21,224,490.12**	**Inf.**
South Zone - 1.0 g.Au/t cut-off					
"A" Vein 631400E - 631800E	2.06	113,042.19	5.33	602,547.30	Ind.
	2.91	138,634.29	5.04	698,587.03	Inf.
"B" Vein 631400E - 631800E	1.61	105,775.63	2.33	246,606.97	Inf.
"B" Vein 631950E - 632550E	1.29	21,418.74	3.53	75,635.07	Inf.
"C" Vein 631400E - 631800E	1.70	363,854.54	4.63	1,684,206.68	Inf.
"C" Vein 631800E to 632500E	1.52	11,879.60	3.71	44,081.79	Ind.
	1.68	219,552.39	3.36	736,795.58	Inf.
"D" Vein 631506E - 631800E	2.22	218146.87	2.97	647500.08	Inf.
"D" Vein 631950E - 632550E	1.31	86212.59	2.39	206189.95	Inf.
"E" Vein 631400E - 631800E	2.54	96367.16	3.60	347040.60	Inf.
"E" Vein 631400E - 632100E	6.56	195522.18	1.98	386502.04	Inf.
"E" Vein 631950E - 632550E	1.66	105654.78	1.59	167838.35	Inf.
"F" Vein 631400E to 631800E	5.65	112266.29	3.43	385222.40	Inf.
"F" Vein 631950E to 632550E	3.28	151300.89	2.90	438250.81	Inf.
Between "E" & "F"	4.53	89912.38	1.37	122894.83	Inf.
Sub-Total	**1.99**	**124,921.80**	**5.18**	**646,629.09**	**Ind.**
	2.23	**1,904,618.73**	**3.23**	**6,143,270.39**	**Inf.**

Donchester Section - South Zone - Underground Remnants

	Tonnes	g.Au/t	GxT	
West of Shaft	23,587	5.95	140,275.00	Inf.
Above 3rd Level	40,504	5.32	215,537.88	Ind.
	172,000	5.29	910,270.97	Inf.
Below 9th Level	99,258	6.69	664,487.29	Ind.
	227,294	8.43	1,915,333.30	Inf.
Sub-Total	**139,762**	**6.30**	**880,025.17**	**Ind.**
	422,881	**7.01**	**2,965,879.27**	**Inf.**
Grand Total - Donchester - 1.0 g.Au/t cut-off	**582,940**	**3.72**	**2,168,023.96**	**Ind.**
	11,544,942	**2.78**	**32,128,021.45**	**Inf.**